O’Melveny & Myers LLP 2801 North Harwood Street Suite 1600 Dallas, TX 75201-2692	T: +1 972 360 1900 F: +1 972 360 1901 omm.com	File Number: 0633831-00003

August 18, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jenifer Gallagher Karl Hiller

Re:	Next Bridge Hydrocarbons, Inc. Form 10-K for the Fiscal Year ended December 31, 2023 Filed July 17, 2024 Comment letter dated June 11, 2025 File No. 000-56648

Dear Ms. Gallagher and Mr. Hiller:

On behalf of Next Bridge Hydrocarbons, Inc., a Nevada corporation (the “Company”), set forth below are the Company’s responses to the letter dated June 11, 2025 setting forth the text of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed on July 17, 2024 (the “Annual Report”). Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to them in the Annual Report.

This letter is being filed electronically via the EDGAR system today. Capitalized terms used but not otherwise defined in this letter have the meanings set forth in the Annual Report.

Exhibit A – Draft Amendment to Form 10-K for the Fiscal Year ended December 31, 2023

Explanatory Note, page 1

1.	Please include Part II - Item 9.A. Controls and Procedures in your list of items that will be revised in your amendment to the annual report.

Response: In response to the Staff’s comment, the Company has included the heading Part II - Item 9.A. Controls and Procedures under “Explanatory Note” and the relevant disclosures in the draft amendment to the Annual Report on Form 10-K attached hereto as Exhibit A (the “Draft Amendment”).

Management’s Discussion and Analysis of Financial Condition and Results of Operation Production Revenues and Cost of Revenues, page 18

2.	Please remove the predecessor/successor presentation of the production and revenue detail for your Oklahoma properties for the fourth quarter.

Response: In response to the Staff’s comment, the Company has revised the disclosures to remove the predecessor and successor presentation in the Draft Amendment.

Austin ● Century City ● Dallas ● Houston ● Los Angeles ● Newport Beach ● New York ● San Francisco ● Silicon Valley ● Washington, DC

Beijing ● Brussels ● Hong Kong ● London ● Seoul ● Shanghai ● Singapore ● Tokyo

August 18, 2025

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

3.	We see that you have included a draft audit opinion along with your draft amendment, which appears to be incomplete not only with respect to the date of issuance, but also the explanatory language regarding the restatement, and communication of critical audit matters pertaining to the evaluation of capitalized oil and gas property costs for impairment under the full cost method, based on the requirements of PCAOB AS 3101, paragraphs 18(e) and 11 through 14.

Please discuss these requirements with your auditors and confirm that such content will appear in the opinion that accompanies the amendment. However, if this is not their intention, provide us with an explanation from the firm detailing how the aforementioned guidance was considered in formulating their view.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that in light of the auditing review still in progress as of the date of the response letter submitted May 9, 2025, the Company’s independent auditors were not in a position to issue its revised opinion. The Company’s prior submission of the draft Annual Report on Form 10-K remained subject to completion of the audit. The new auditor report is included in the Draft Amendment beginning on page F-1.

Note 2 – Going Concern, page F-6

4.	Please revise the second sentence of the first paragraph of this note to reference the correct restated net loss amount for the fiscal year December 31, 2023.

Response: In response to the Staff’s comment, the Company has revised the disclosures, and directs the Staff to the updated disclosures in Note 4 of the Draft Amendment.

Note 3 – Significant Accounting Policies

Oil and natural gas properties, page F-8

5.	Please address the apparent inconsistency between your disclosure in the second paragraph on page F-8, stating that you recorded an impairment of $28,192,277 related to properties other than the Orogrande Project in 2022, with details in the corresponding financial statements, which do not identify this change.

Response: In response to the Staff’s comment, the Company has revised the disclosures, and directs the Staff to the updated disclosures in Note 5 of the Draft Amendment.

Note 12 – Correction of Previously Issued 2023 Financial Statements, page F-19

6.	Based on the content of this note, it appears that you should revise the header to clarify that it pertains to your 2022 rather than 2023 financial statements.

Response: In response to the Staff’s comment, the Company has revised the header accordingly as reflected in Note 2 of the Draft Amendment.

August 18, 2025

7.	Please expand your disclosure to include a description of the errors that have led to the restatement to comply with ASC 250-10-50-7, including the errors in your initial accounting in the 2022 annual report, and the errors attendant to the restatements that were made to the 2022 annual amounts when filing your 2023 annual report, and to the 2023 first, second and third quarter interim amounts, in the comparative presentations when filing the corresponding interim reports.

For example, it should be clear that your initial accounting for the oil and gas properties was incorrectly based on a presumption of fair value and did not properly consider the continuity of the economic interests that had been conveyed via preferred shares issued by Torchlight Energy Resources, Inc. to its common shareholders just prior to its reverse merger with Meta Materials Inc., and with regard to your earlier restatement, it should be clear that the elimination of all value ascribed to the oil and gas properties was incorrectly based on a presumption of impairment in the absence of having established oil and gas reserves and without having yet secured an extension to the lease, and did not properly consider your stated intentions and rights to extend the lease coupled with your ongoing efforts to evaluate the Orogrande properties in the application of the full cost method of accounting, particularly with regard to unevaluated property costs. Please include a similar summary of these errors when reporting corrections to your 2024 interim reports.

The disclosures requested as outlined above should replace the language in the first paragraph in Note 12, which presently indicates that your initial accounting for the oil and gas properties at December 31, 2022 was to recognize a full impairment based on a December 14, 2022 determination of the properties having no value. Please also expand the tabulations to include additional columns with the originally reported amounts for 2022 and the adjustments that were made in your initial restatement, and provide the narratives that are necessary to correlate with the summary of accounting errors provided in response to the preceding paragraph.

Any references to the error corrections as adjustments to modify comparative amounts or to modify the accounting treatment should also be revised to more clearly align with and reflect their instrumentality in providing financial statements that comply with generally accepted accounting principles. This point also applies to the error correction disclosures that you intend to include in your 2024 annual report.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosures as reflected in the Draft Amendment.

8.	We suggest that you remove the table on page F-19 detailing the original values assigned to the assets and liabilities received in the spin off, unless you are intending to augment the table to include columns for revisions and the restated balances as of that interim date, or to otherwise establish its relevance in the restatement effort.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosures as reflected in the Draft Amendment.

9.	Given your plans to restate your 2022 annual and 2023 interim financial statements, it appears that you are delinquent in filing an Item 4.02 Form 8-K, which was required to be filed within four business days of having concluded that previously issued financial statements should no longer be relied upon because of an error. Please comply with your reporting obligations under Rule 13a-11 of Regulation 13A.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s Current Report on Form 8-K was filed with the Commission on June 24, 2025.

10.	We note that you provided a notice of late filing for your 2024 annual report on March 31, 2025, which includes a brief description of the pending restatement that indicates it pertains to a prior restatement “related to the timing of impairment adjustments” that were previously recorded in 2022 but will be recorded in 2024 instead. You further state that the adjustment for 2024 will approximate $73 million and that such impairment “had been previously addressed in prior year filings.”

However, the reasons cited in your correspondence during our review for your mid-2024 restatement of the 2022 annual amounts and the 2023 interim amounts reflected an incorrect application of the full cost method of accounting for oil and gas activities, and did not encompass the October 8, 2024 decision by University Lands to not extend your Development Unit Agreement for the Orogrande asset, nor its effort to immediately terminate the agreement. This is evident in the interim report that you filed on August 14, 2024, which followed the earlier restatement and preceded the University Lands announcement. You indicated that you had until the end of the year to complete your drilling commitments and stated that the DDU Agreement “...grants the right to extend the DDU Agreement through December 31, 2028 if compliance with the DDU Agreement is met...” and the company “expects to exercise its option to extend the term under the DDU Agreement prior to its expiration.”

August 18, 2025

Given that the circumstances have changed, your disclosures regarding the corrections necessary to effect the current restatement should not indicate that you are simply repositioning an impairment that you had previously recognized or addressed, and should clearly distinguish between those earlier circumstances and the circumstances that arose in connection with that decision by University Lands, which appears to preclude any further involvement with the properties. Please ensure that disclosures pertaining to the upcoming impairment charge conform with this guidance.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the relevant disclosures pertaining to the impairment charge will conform to the Staff’s guidance in the 2024 Annual Report on Form 10-K when filed.

Note 14 – Explanation of Quarterly Impact, page F-26

11.	We note that you have utilized a mixed and incomplete approach in presenting the corrections impacting the 2023 interim financial statements. For example, some amounts were as originally reported while others were previously restated, being sourced from the original report for the first quarter, a Form S-1/A for the second quarter, and an interim report from the following year for the third quarter.

The restated interim financial information on pages F-27 through F-35 should be revised to include additional columns of information on each tabulation to present the originally reported amounts for each quarter of 2023, the revisions made in connection with your earlier restatement, the earlier restatement amounts, the revisions that are being made in the current restatement, and the current restatement amounts. The disclosures pertaining to error corrections impacting activity from the statements of operations and cash flows for the second and third quarters of 2023 should also include a set of tabulations that cover activity of these particular quarters (in addition to the cumulative interim amounts presently shown).

Please expand the summary tabulations on page F-26 to include three columns for each period, having the originally reported amounts, the previously restated amounts, and the currently restated amounts (to include amounts for each quarter in addition to the cumulative amounts reported for the second and third quarters), and specify the dates of initially filing the original interim reports and the dates of initially filing the earlier restatements for each period covered by those reports.

Response: In response to the Staff’s comment, the Company has revised the presentation of the restated interim financial information as reflected in Note 3 of the Draft Amendment.

12.	Please expand your disclosures pertaining to the restatement items for each interim period of 2023 to include a brief description of the transactions or activities associated with the costs that had been incurred during the quarter that were initially capitalized pursuant to Rule 4-10(c)(2) of Regulation S-X, and that were incorrectly written-off in connection with your earlier restatement, and that are being restored in your current restatement to comply with the full cost method.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosures as reflected in the Draft Amendment.

August 18, 2025

Exhibit B – Draft Explanation of Corrections, page F-36

13.	We note that your summary table having the “As Reported” and “As Restated” columns for each of the first three quarters of 2024 reflects on the activity line items cumulative interim period amounts for the second and third quarters, rather activity that is specific and limited to these quarters.

Please expand the summary table to also cover activity for the second and third quarters alone; and provide tabulations with the activity from your statements of operations and cash flows for the second and third quarters alone (including the originally reported amounts, adjustments, and restated amounts), adjacent to the tabulations covering the corresponding cumulative interim periods.

Please modify the main header of each tabulation to specify the date or period to which the information pertains, and eliminate other dates from the sub-column headers. The introductory remarks to the restatement disclosures should clarify the dates that periodic reports for which financial information is being restated were originally filed, rather than in the column headers.

Response: In response to the Staff’s comment, the Company has revised the presentation of the unaudited restated interim financials to be set forth in the Annual Report on Form 10-K for the year ended December 31, 2024, as reflected on Exhibit B attached to this letter (the “2024 Draft Corrections”).

14.	We note that your draft revisions for the statements of cash flows, covering the three months March 31, 2024 and six months June 30, 2024, reflect in the restated columns as an investing activity $1,141,142 of proceeds from the sale of assets, which had originally been misreported as a financing activity. In your November 13, 2024 response to comment 3 of our letter dated October 31, 2024, you agreed to correct this error. However, the corrections do not appear as adjustments and amounts in the “As Originally Reported” draft disclosure columns have been revised instead.

Please modify your proposed disclosures to present the cash flow information for these quarterly periods as originally filed in the respective interim reports on Form 10-Q, to report the corrections in the Adjustments columns, and to provide the error correction disclosures required by ASC 250-10-50-7.

Response: In response to the Staff’s comment, the Company has revised the statements of cash flows as reflected in the 2024 Draft Corrections.

15.	Please expand your disclosures of the restatement items for each interim period of 2024 to include a brief description of the transactions or activities associated with the costs incurred during the quarter that were initially considered to be impaired rather than capitalized pursuant to Rule 4-10(c)(2) of Regulation S-X, and that are being restored in your current restatement to comply with the full cost method.

Response: In response to the Staff’s comment, the Company has revised the disclosures accordingly as reflected in the 2024 Draft Corrections.

August 18, 2025

If you have any questions or wish to discuss any matters with respect to this letter, please do not hesitate to contact me by telephone at (972) 360-1914 or by email at jjacobsen@omm.com.

Respectfully submitted,

/s/ O’Melveny & Myers

O’Melveny & Myers LLP
Jack Jacobsen, Partner

cc:
Gregory McCabe
Chairman and Chief Executive Officer
Next Bridge Hydrocarbons, Inc.
500 W. Texas Ave., Suite 890
Midland, Texas 79701

Cameron Taber, P.C.
1502 Augusta Drive, Suite 320
Houston, Texas 77057

Exhibit A

Draft Amendment No. 1 on Form 10-K/A

[See attached.]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-266143

NEXT BRIDGE HYDROCARBONS, INC.
(Exact name of registrant as specified in its charter)

Nevada	87-2538731
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

500 W. Texas Ave., Suite 890
Midland TX 79701
(Address of principal executive offices) (Zip Code)

(432) 553-9745
(Registrant’s telephone number, including area code)

6300 Ridgelea Place, Suite 950
Fort Worth TX 76116
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Securities registered pursuant to Section 12(g) of the Act: None

Our common stock is not publicly traded and is not eligible for electronic transfer through the Depository Trust Company book-entry system or any other established clearing corporation.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Smaller reporting company	☒	Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management assessment of the effectiveness of its internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to (§240.10D-1(b)). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The Registrant was not a public company as of the last business day of its most recently completed second fiscal quarter and, therefore, cannot calculate the aggregate market value of its voting and non-voting common equity held by non-affiliates as of such date.

Class	Outstanding at August __, 2025
Common stock, par value $0.0001 per share	264,387,563

DOCUMENTS INCORPORATED BY REFERENCE

None

EXPLANATORY NOTE

Items Amended in this Filing

Next Bridge Hydrocarbons, Inc. (the “Company,” “we,” “our,” or “us”) is filing this Amendment No. 1 on Form 10-K/A (this “Form 10-K/A”) to amend, correct errors, and restate certain items presented in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, which was initially filed with the U.S. Securities and Exchange Commission (“SEC”) on July 17, 2024 (the “2023 Original Filing”). This Form 10-K/A contains our audited restated annual financial statements as of and for the year ended December 31, 2023, which have been restated to correct certain errors in the 2023 Original Filing as described in further detail below.

A Change in Reporting Entity became effective at December 14, 2022, resulting from the spinoff lacking economic substance and requiring the inclusion of pre-spinoff historical financial reporting periods in all subsequent filings.

Comparative numbers for the year ended December 31, 2022 presented in this 10-K-A have been restated and disclosures detailing the impact of those restatements on subsequent filing periods – March 31, 2023, June 30, 2023, September 30, 2023 – as well as the year ended December 31, 2023, are included.

This Form 10-K/A also includes amendments to and restates and revises the following items of the 2023 Original Filing:

●	Part I – Item 1. Business

●	Part I – Item 2. Properties

●	Part II – Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

●	Part II – Item 8. Financial Statements and Supplementary Data

●	Part II – Item 9A. Controls and Procedures

●	Part III – Item 14. Principal Accountant Fees and Services

●	Part IV – Item 15 Exhibits, Financial Statement Schedules

In accordance with applicable SEC rules, this Form 10-K/A includes new certifications specified in Rule 13a-14 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from our Chief Executive Officer and Chief Financial Officer dated as of the date of this filing. This Form 10-K/A also contains a new report of M&K CPAS, PLLC (“M&K”), the Company’s independent registered public accounting firm, on the consolidated financial statements for the years ended December 31, 2023 and 2022, and a new consent of M&K.

Other than as described below, this Form 10-K/A does not reflect adjustments for events occurring after the filing of the 2023 Original Filing except to the extent that they are otherwise required to be included and discussed herein. See below for a detailed discussion of the effect of the restatement on the consolidated financial statements included in this Form 10-K/A.

Pursuant to Rule 12b-15 under the Exchange Act, this Form 10-K/A contains only the items and exhibits to the 2023 Original Filing that are being amended and restated, and unaffected items and exhibits are not included herein. Except as noted herein, the information included in the 2023 Original Filing remains unchanged. This Form 10-K/A continues to describe the conditions as of the date of the 2023 Original Filing, and except as contained herein, we have not updated or modified the disclosures contained in the 2023 Original Filing to reflect any events that have occurred after the 2023 Original Filing. Accordingly, forward-looking statements included in this Form 10-K/A may represent management’s views as of the 2023 Original Filing and should not be assumed to be accurate as of any date thereafter. This Form 10-K/A should be read in conjunction with the Company’s filings made with the SEC subsequent to the filing of the 2023 Original Filing, including any amendment to those filings.

Background of the Restatement

In the 2023 10-K Original Filing, 100% of the carrying value of the Company’s oil and natural gas assets (previously recorded as of December 31, 2022 and incurred in 2023), were impaired for the year ended December 31, 2023. In the Annual Report on Form 10-K for the year ended December 31, 2022 and the 2023 Original Filing, the Company applied business combination accounting and an adjustment to fair value had been applied to oil and natural gas assets that were received in the Spinoff transaction on December 14, 2022.

As a result of an internal review, the Company identified errors related to the impairment adjustment and the revaluation of assets from the Spinoff to fair value. The review was prompted by the Company’s receipt of comments issued by the staff of the SEC related to their review of the annual report for December 31, 2023. After review of the staff’s comments, discussion with the staff, and investigation and further analysis, the Company determined that errors had been made in the application of generally accepted accounting principles with respect to these matters.

Based on that subsequent analysis with respect to the Company’s oil and natural gas properties, and a modification to account for the distribution by Meta Materials, Inc. of shares of our common stock to its preferred stockholders that was completed on December 14, 2022 (the “Spin-Off”), this Form 10-K/A includes:

●	Reversal of the 100% impairment recorded as of and for the years ended December 31, 2023 and 2022; and

●	Recission of the business combination including adjustments to reverse the business combination fair value adjustment for the Orogrande Project (as defined below) originally recorded in connection with the Spin-Off. This adjustment returned the basis of oil and natural gas properties to their cumulative historical basis. just prior to the Spin-Off. Reference Note 2 for details of the corrections contained in the financial statements.

The restatement is included as part of a change in reporting entity, resulting from the Spin-Off lacking economic substance, and requiring the inclusion of pre spinoff historical financial reporting periods in all subsequent filings.

 Reference Notes 2 and 3 to the consolidated financial statements for detail disclosures regarding the restatements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this 10-K/A includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements are identified by their use of terms such as “can,” “could,” “continuing,” “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “ongoing,” “plan,” “predict,” “potential,” “project,” “should,” “seeks,” “believe,” “likely to” and similar words, phrases or expressions. All statements, other than statements of historical facts, included in this report, are forward-looking statements, including statements mentioned under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” regarding:

●	amount and timing of future production of oil and natural gas;

●	amount, nature and timing of capital expenditures;

●	the number of anticipated wells to be drilled after the date hereof;

●	the availability of exploration and development opportunities;

●	our financial or operating results;

●	our cash flow and anticipated liquidity;

●	operating costs including lease operating expenses, administrative costs and other expenses;

●	finding and development costs;

●	our business strategy; and

●	other plans and objectives for future operations.

Our actual results and condition could differ materially from those implied or expressed in the forward-looking statements for any reason. They can be affected by a number of factors, including, among others:

●	the risks described in “Risk Factors” and elsewhere in this report;

●	the volatility of prices and supply of, and demand for, oil and natural gas;

●	the timing and success of our drilling activities;

●	the numerous uncertainties inherent in estimating quantities of oil and natural gas reserves and actual future production rates and associated costs;

●	our ability to successfully identify, execute or effectively integrate future acquisitions;

●	the usual hazards associated with the oil and natural gas industry, including fires, well blowouts, pipe failure, spills, explosions and other unforeseen hazards;

●	our ability to effectively market our oil and natural gas;

●	the availability of rigs, equipment, supplies and personnel;

●	our ability to discover or acquire additional reserves;

●	our ability to satisfy future capital requirements;

●	changes in regulatory requirements;

●	general economic conditions, status of the financial markets and competitive conditions; and

●	our ability to retain key members of our senior management and key employees.

Moreover, we operate in a rapidly evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all the risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this report relate only to events or information available to us as of the date of this report. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

DEFINITIONS

The following are abbreviations and definitions of terms commonly used in the oil and gas industry and in this report. Natural gas equivalents and crude oil equivalents are determined using the ratio of six Mcf to one barrel. Unless the context otherwise requires, all references to “us,” “our,” “we,” “NBH,” the “Company” or “Next Bridge” mean Next Bridge Hydrocarbons, Inc. and where applicable, its consolidated subsidiaries including Torchlight Hazel, LLC, a Texas limited liability company (“Torchlight Hazel”), Hudspeth Oil Corporation, a Texas corporation (“Hudspeth”), Hudspeth Operating, LLC, a Texas limited liability company (“Hudspeth Operating”), and Torchlight Energy, Inc., a Nevada corporation (“TEI”) and Wolfbone Investments LLC, a Texas limited liability company (“Wolfbone”).

“Bbl” means a barrel of U.S. 42 gallons of oil.

“BOE” means one barrel of oil equivalent.

“Completion” means the installation of permanent equipment for the production of oil or gas.

“Condensate” means natural gas in liquid form produced in connection with natural gas wells.

“Exploratory well” means a well drilled to find a new field or to find a new productive reservoir in a field previously found to be productive of oil or natural gas in another reservoir or to extend a known reservoir.

”Gross” when used with respect to acres or wells, production or reserves refers to the total acres or wells in which we or another specified person has a working interest.

“MBbls” means one thousand barrels of oil.

“Mcf” means one thousand cubic feet of natural gas.

“Net” when used with respect to acres or wells, refers to gross acres of wells multiplied, in each case, by the percentage working interest owned by us.

“NGL” refers to natural gas liquids, which is composed exclusively of carbon and hydrogen.

“Oil” means crude oil or condensate.

“Operator” means the individual or company responsible for the exploration, development, and production of an oil or gas well or lease.

“Proved developed non-producing” means reserves (i) expected to be recovered from zones capable of producing but which are shut-in because no market outlet exists at the present time or whose date of connection to a pipeline is uncertain or (ii) currently behind the pipe in existing wells, which are considered proved by virtue of successful testing or production of offsetting wells.

“Proved developed producing” means reserves expected to be recovered from currently producing zones under continuation of present operating methods. This category includes recently completed shut-in gas wells scheduled for connection to a pipeline in the near future.

“Proved developed reserves” means reserves that can be expected to be recovered through existing wells with existing equipment or operating methods.

“Proved reserves” means the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided by contractual arrangements.

“Proved undeveloped reserves” means reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those drilling locations offsetting productive wells that are reasonably certain of production when drilled or where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.

“Recompletion” means the completion for production of an existing well bore in another formation from which the well has been previously completed.

“Royalty” means an interest in an oil and gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner’s royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

“SEC” means the United States Securities and Exchange Commission.

“Working interest” means an interest in an oil and gas lease that gives the owner of the interest the right to drill for and produce oil and gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations. The share of production to which a working interest owner is entitled will always be smaller than the share of costs that the working interest owner is required to bear, with the balance of the production accruing to the owners of royalties. For example, the owner of a 100% working interest in a lease burdened only by a landowner’s royalty of 12.5% would be required to pay 100% of the costs of a well but would be entitled to retain 87.5% of the production.

Part I

Items 1 and 2. Business and Properties

The following description of the business of Next Bridge Hydrocarbons, Inc. should be read in conjunction with the information included elsewhere in this report on Form 10-K/A for the years ended December 31, 2023 and 2022.

Overview

We were incorporated in Nevada on August 31, 2021, as OilCo Holdings, Inc. and changed our name to Next Bridge Hydrocarbons, Inc. pursuant to our Amended and Restated Articles of Incorporation filed on June 30, 2022. We spun-off from Meta Materials, Inc. (“Meta”) on December 14, 2022 pursuant to which we became an independent company. Prior to the Spin-Off, we were a wholly-owned subsidiary of Meta.

We are an energy company engaged in the acquisition, exploration, exploitation and development of oil and natural gas properties in the United States. Our primary focus has been the development of interests in an oil and natural gas project we hold in the Orogrande Basin in West Texas in Hudspeth County, Texas (the “Orogrande Project”). In addition, we have minor interests in the Eastern edge of the Midland Basin in Sterling, Tom Green and Irion Counties, Texas (the “Hazel Project”), and two minor well interests located in Oklahoma (the “Oklahoma Properties”).

We operate our business through five wholly owned subsidiaries: TEI, Hudspeth, Torchlight Hazel, Wolfbone Investments LLC, and Hudspeth Operating.

As of December 31, 2023, we had interests in three oil and natural gas projects: the Orogrande Project, the Hazel Project, and the Oklahoma Properties in partnership with Kodiak Oil & Gas Exploration Inc. in Central Oklahoma.

In August 2020, our subsidiaries entered into the Option Agreement (defined below) with MHP (defined below), under which, in exchange for satisfying certain drilling obligations, MHP had the option to purchase the entire Hazel Project, which MHP determined not to exercise; however, MHP is entitled to receive, as its sole recourse for the recoupment of drilling costs, the revenue from production of the well attributable to our interest until such time as it has recovered its reasonable costs and expenses for drilling, completing and operating the well. Operations continue under the Option Agreement until such time as the revenue from the project equates to the dollars spent by, and shall be reimbursed to, MHP. At such time, any acreage held by production and all wells will revert back to our subsidiary, Torchlight Hazel. See “Current Projects” below for additional discussion regarding our oil and natural gas properties.

Market Opportunity

The market for any oil and natural gas that we may produce depends on factors beyond our control, including the extent of domestic production and imports of oil and natural gas, the proximity and capacity of natural gas pipelines and other transportation facilities, demand for oil and natural gas, the marketing of competitive fuels, and the effects of state and federal regulation. The oil and natural gas industry also competes with other industries in supplying the energy and fuel requirements of industrial, commercial, and individual consumers.

Our oil production is expected to be sold at prices tied to the spot oil markets. Our natural gas production is expected to be sold under short-term contracts and priced based on first of the month index prices or on daily spot market prices. We will rely on our operating partners to market and sell our production.

Our Competitive Strengths

Experienced People. As of December 31, 2023, we had five full-time employees, but presently we have two employees. We engage consultants for various roles as needed including high quality exploration and technical partners. Our internal operations team serves as the foundation of our values-driven culture and commitment to developing a skilled, agile, diverse and engaged workforce. Advancing a safe, ethical, inclusive and diverse culture creates an environment that attracts and retains the high-performing workforce needed to successfully execute our strategy. We plan to continue to build on the expertise and experiences of our management and operations teams and seek guidance from outside advisors as well as our Board.

Project Focus. We are focusing primarily on exploration projects backed by a high degree of scientific information. We may pursue high risk exploration prospects which may appear less favored than low risk exploration. We will, however, consider these high risk-high reward exploration prospects in connection with exploitation opportunities in a project that would reduce the overall project economic risk. We will consider such high risk-high reward prospects on their individual merits.

Limit Capital Risks. Limited capital exposure is planned initially to add value to a project and determine its economic viability. Management has experience in successfully managing risks of projects, finance, and value.

Business Strategy

Our mission is to safely increase production and cash flow from our oil and natural gas properties which we believe are rich in opportunities through a disciplined allocation of capital and operational management for the benefit of our shareholders. Our business strategy is designed to accomplish this mission by focusing on two key objectives: (1) maximize the value of our producing assets; and (2) progress our discovered resources into proved reserves, production, and cash flow through efficient appraisal, development and exploitation. We believe there are three principal business processes that we must follow to enable our operations to be profitable. Each major business process offers the opportunity for a distinct partner or alliance as we grow. These processes are:

●	Investment Evaluation and Review;

●	Operations and Field Activities; and

●	Administrative and Finance Management.

Investment Evaluation and Review. We believe this process is the key ingredient to our success. Recognition of quality investment opportunities is the fuel that drives our engine. Broadly, this process includes the following activities: prospect acquisition, regional and local geological and geophysical evaluations, data processing, economic analysis, lease acquisition and negotiations, permitting, and field supervision. We expect these evaluation processes to be managed by our management team. Expert or specific technical support will be outsourced as needed.

Operations and Field Activities. This process begins following management approval of an investment. Well site supervision, construction, drilling, logging, product marketing, and transportation are examples of some activities. We will prefer to be the operator where possible.

Administrative and Finance Management. This process coordinates our initial structuring and capitalization, general operations and accounting, reporting, audit, banking and cash management, regulatory agencies reporting and interaction, timely and accurate payment of royalties, taxes, leases rentals, vendor accounts and performance management that includes budgeting and maintenance of financial controls, and interface with legal counsel and tax and other financial and business advisors.

Current Projects

As of December 31, 2023, we had interests in three oil and natural gas projects: the Orogrande Project, the Hazel Project, and the Oklahoma Properties. Additionally, we acquired lease interests in certain Louisiana projects in March 2024.

Orogrande Project, West Texas

On August 7, 2014, our predecessor entered into a Purchase Agreement with Hudspeth, McCabe Petroleum Corporation (“MPC”), and Gregory McCabe (“Mr. McCabe”), the sole owner of Wolfbone Investments, LLC (“Wolfbone”). Mr. McCabe was the sole owner of both Hudspeth and MPC. Under the terms and conditions of the Purchase Agreement, our predecessor acquired 100% of the capital stock of Hudspeth which held certain oil and natural gas assets, including a 100% working interest in approximately 172,000 predominately contiguous acres in the Orogrande Basin in West Texas; provided, that the Company now has an interest in approximately 134,000 based on the expiration of certain leases since acquired. Mr. McCabe has, at his option, a 10% working interest back-in after payout and a reversionary interest if drilling obligations are not met, all under the terms and conditions of a participation and development agreement among Hudspeth, MPC and Mr. McCabe. Mr. McCabe owns a controlling interest in Magdalena, an entity that holds a 4.5% overriding royalty interest in the Orogrande acreage, which he obtained prior to, and was not a part of the August 2014 transaction.

Effective March 27, 2017, the Orogrande acreage became subject to a Development Unit Agreement 2837 with University Lands (“DDU Agreement”), which allows for all 192 existing leases covering approximately 134,000 gross acres leased from University Lands to be combined into one drilling and development unit for development purposes. The term of the DDU Agreement expired on December 31, 2024. The DDU Agreement also grants the right to extend the DDU Agreement through December 31, 2029, if compliance with the DDU Agreement is met and the extension fee associated with the additional time is paid. As of December 31, 2023, the Company expected to exercise its option to extend the term under the DDU Agreement prior to its expiration. Reference Note 13 Subsequent Events.

Drilling obligations under the DDU Agreement included five wells per year in the years 2021, 2022 and 2023. The drilling obligations are minimum yearly requirements and may be exceeded if acceleration is desired.

On November 7, 2022, we extended the term applicable to our 2022 fiscal year drilling obligations in the Orogrande Project in order to stay in compliance with the continuous drilling clause under the DDU Agreement. As of December 31, 2023, we were in compliance with our drilling obligations under the DDU Agreement.

As of December 31, 2023, leases covering approximately 134,000 acres remained in effect.

While drilling wells under our 2022 drilling obligation, our operations team deployed a new mist drilling solution that increased hole stability, which we believe will result in meaningful cost savings for additional wells drilled in the Orogrande Project. Multiple test wells were drilled in the Orogrande Project in order to stay in compliance with the DDU Agreement. While these previously drilled wells may have potential to produce hydrocarbons to sell commercially in the future, we have no immediate plans to deploy the additional capital necessary to sell production from these wells to third parties. Instead, we plan to use the results from these wells to determine our drilling plans for future wells, including reservoir locations, target depths and designated acreage, in the Orogrande Project. Notwithstanding the foregoing, development of the wells continued through December 31, 2023, to further capture and document the scientific base in support of demonstrating the production potential of the property.

We have drilled a total of 18 test wells in the Orogrande Project properties to test for potential shallow pay zones and deeper pay zones that may be present on structural plays. Two horizontal wells were successfully completed for hydrocarbons through the 2020 drilling program. However, as of December 31, 2023, both wells remain shut-in waiting for hook up to a gas pipeline. The various wells drilled on the Orogrande Basin through 2022 confirmed that there are at least five potential distinct reservoirs under our acreage. While these wells may have potential to produce hydrocarbons to sell commercially in the future, due to capital constraints we have no immediate plans to deploy the capital necessary to sell production from these wells to third parties. Instead, we plan to use the results from these wells to determine our drilling plans for future wells, including well locations, target depths and designated acreage, in the Orogrande Project. The remaining wells can be used for future development for various applications such as re-entering the wellbores for horizontal unconventional development, fresh water supply, or salt water disposal and/or plugged and abandoned.

On July 25, 2018, we and Hudspeth entered into a Settlement & Purchase Agreement (the “Settlement Agreement”) with University Founders (and Founders Oil & Gas Operating, LLC, former operator) (“Founders”), Wolfbone and MPC (entities controlled by a related party), which agreement provided for Founders assigning all of its working interest in the oil and natural gas leases of the Orogrande Project to Hudspeth and Wolfbone equally. Future well capital spending obligations remained the same 50% contribution from Hudspeth and 50% from Wolfbone until such time as the $40.5 million to be spent on the project. Cumulative capital spending did not exceed $40.5 million until after the closing of the merger between Meta and Torchlight Energy Resources, Inc. in June 2021.

Effective as of October 6, 2023, the Company and certain investor participants (each a “Participant” and collectively the “Participants”) entered into twenty-five separate Participation Agreements (the “Participation Agreements”) to conduct drilling of wells in the Company’s approximately 17,000 acre Johnson Prospect in Hudspeth County, Texas, which is a portion of the Company’s Orogrande Prospect.

Pursuant to the Participation Agreement, the Participants collectively funded the cost of drilling, of approximately $9,000,000, which was used to (i) acquire the rights to drill on the Johnson Prospect and (ii) finance the drilling of five (5) vertical wells in the Johnson Prospect in connection with the Company’s 2023 drilling program requirements under its University Lands Drilling and Development Unit Agreement. Each Participant will have the right to participate in the drilling of additional wells on the Johnson Prospect in the future, including an additional five (5) vertical wells in locations determined by Hudspeth Operating, LLC, the Company’s wholly owned subsidiary (“Hudspeth”), in its sole discretion, in 2024. The Participation Agreement provides for an initial allocation of the working interests and net revenue interests among each Participant and the Company and then a re-allocation upon payout or payment to such Participant of drilling and completion costs for each well drilled. Following payout, the Company will own 25% of working interest as described below and 18.75% net revenue interest in each well. Hudspeth will be the operator of the Johnson Prospect pursuant to a joint operating agreement (the “Operating Agreement”) entered into in connection with the Participation Agreement. The Participation Agreement and the Operating Agreement required, among other things, that Hudspeth and the Company drill and complete at least five (5) vertical wells by December 31, 2023, unless the term of the Participation Agreement is extended. The wells were completed by December 31, 2023.

The Company reserved a twenty-five percent (25%) back-in interest, which shall automatically revert to the Company following the date that each Participant first recovers 100% of the costs attributable to the drilling and development of the wells in which such Participant has participated.

Further, within a specified period following drilling of the initial five (5) wells, pursuant to the Participation Agreement each Participant had the option to elect to transfer and assign all its interests to the Company in exchange for the issuance of shares of common stock of the Company at a conversion factor of $1.20 per share. The option was exercised by the Participants on December 31, 2024.

One of the Participants is McCabe Petroleum Corporation, an entity controlled by Mr. McCabe, the Chairman of the Company’s Board of Directors, the largest shareholder of the Company and a lender of the Company. As such, entry into the Participation Agreement and the related transactions pursuant thereto constitute related party transactions, which have been duly approved by the Company’s Board of Directors and Audit Committee.

Acquisition of Working Interest

On December 21, 2022, the Company entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) with Hudspeth, Wolfbone, MPC and Mr. McCabe, pursuant to which in a series of transactions the oil and natural gas leases, the lands covered by such leases, pooling and communitization agreements, rights-of-way, the surface estate of the lands and all wells located in Orogrande Project will be transferred, conveyed and assigned to Hudspeth (or its designated assignee) in consideration of (1) treating the Orogrande Obligations (as defined in the Merger Agreement) as having been irrevocably satisfied and discharged in full with respect to MPC and (2) an issuance of 56,297,638 shares of Company common stock to Mr. McCabe (such series of transactions collectively, the “Merger”).

The Merger became effective on April 25, 2023. As a result of the Merger, the Company acquired Wolfbone’s 22.6249% remaining rights to working interest in the Orogrande Project in consideration of the issuance by the Company of the 56,297,638 shares of the Company’s common stock to Mr. McCabe.

The Merger was completed in accordance with the Texas Business Organizations Code, whereby (a) the Company formed NBH MergeCo, LLC with the State of Texas (“MergeCo”) in order to cause Hudspeth to assign all of its rights under the Merger Agreement to MergeCo and MergeCo assumed Hudspeth’s obligations under the Merger Agreement, (b) MergeCo, Wolfbone and MPC merged with each of Wolfbone and MPC as surviving entities, and (c) Wolfbone became a direct and wholly-owned subsidiary of the Company. The closing of the transactions contemplated by the Merger Agreement occurred on May 11, 2023.

On May 11, 2023, the Company and its wholly owned subsidiary, Hudspeth, entered into a contribution and exchange agreement with each of the prior working interest owners in the Orogrande Project named in the table below (each an “Orogrande Owner” and collectively, the “Orogrande Owners”), pursuant to which, the Company issued to the Orogrande Owners the number of shares of the Company’s common stock set forth opposite such Orogrande Owner’s name below in exchange for and in order to acquire such Orogrande Owner’s rights to working interest in the Orogrande Project.

	Shares of Common Stock	Working Interest Contribution
Dingus Investments, Inc.	7,050,382	2.8334%
Pandora Energy, LP	6,220,779	2.5000%
Kennedy Minerals, Ltd	6,220,779	2.5000%
The de Compiegne Property Company No. 20, Ltd	6,220,779	2.5000%
Loma Hombre Energy, LLC	622,078	0.2500%
Sero Capital, LLC	725,840	0.2917%
TOTAL	27,060,637	10.8751%

The Orogrande Project ownership as of December 31, 2023, is detailed as follows:

	Revenue	Working
	Interest	Interest
University Lands – Mineral Owner	20.000%

ORRI – Magdalena Royalties, LLC, an entity controlled by Gregory McCabe, Chairman of the Board	4.500%

ORRI – Unrelated Parties	0.500%

Hudspeth Oil Corporation, a subsidiary of Next Bridge Hydrocarbons, Inc.	56.250%	75.000%
Wolfbone Investments, LLC, a subsidiary of Next Bridge Hydrocarbons, Inc.	18.750%	25.000%
	100.000%	100.000%

Hazel Project in the Midland Basin in West Texas

Effective April 4, 2016, TEI acquired from MPC a 66.66% working interest in approximately 12,000 acres in the Midland Basin. A back-in after payout of a 25% working interest was retained by MPC and another unrelated working interest owner.

In October 2016, the holders of all of Torchlight Energy Resources, Inc.’s then-outstanding shares of Series C Preferred Stock (which were issued in July 2016) elected to convert into a total 33.33% working interest in our Hazel Project, reducing our ownership from 66.66% to a 33.33% working interest.

Acquisition of Additional Interests in Hazel Project

On January 30, 2017, we entered into and closed an Agreement and Plan of Reorganization and a Plan of Merger with an entity which was wholly owned by Mr. McCabe, which resulted in the acquisition of approximately 40.66% working interest in the 12,000 gross acres, 9,600 net acres, in the Hazel Project.

Also, on January 30, 2017, the Company entered into and closed a Purchase and Sale Agreement with Wolfbone. Under the agreement, we acquired certain of Wolfbone’s Hazel Project assets, including its interest in the Flying B Ranch #1 well and the 40 acre unit surrounding the well.

Upon the closing of the transactions, our working interest in the Hazel Project increased by 40.66% to a total ownership of 74%.

Effective June 1, 2017, we acquired an additional 6% working interest from unrelated working interest owners increasing our working interest in the Hazel Project to 80%, and an overall net revenue interest of 75%.

The Company has drilled seven test wells on the Hazel Project to capture and document the scientific base in support of demonstrating the production potential of the property. No wells were drilled on the Hazel Project during the year ended December 31, 2023.

Option Agreement with Masterson Hazel Partners, LP

On August 13, 2020, our subsidiaries TEI and Torchlight Hazel (collectively, “Torchlight Subs”) entered into an option agreement (the “Option Agreement”) with Masterson Hazel Partners, LP (“MHP”) and MPC. Under the agreement, MHP was obligated to drill and complete, or cause to be drilled and completed, at its sole cost and expense, a new lateral well (the “Well”) on our Hazel Project, sufficient to satisfy Torchlight Subs’s continuous development obligations on the southern half of the prospect no later than September 30, 2020. MHP has satisfied this drilling obligation. MHP paid to Torchlight Subs $1,000 as an option fee at the time of execution of the Option Agreement. MHP is entitled to receive, as its sole recourse for the recoupment of drilling costs, the revenue from production of the Well attributable to Torchlight Subs’s interest until such time as it has recovered its reasonable costs and expenses for drilling, completing, and operating the Well.

In exchange for MHP satisfying the above drilling obligations, Torchlight Subs granted to MHP the exclusive right and option to perform operations, at MHP’s sole cost and expense, on the Hazel Project sufficient to satisfy Torchlight Subs’s continuous development obligations on the northern half of the prospect. Because MHP exercised this drilling option and satisfied the continuous development obligations on the northern half of the prospect, under the terms of the Option Agreement (as amended in September 2020) MHP had the option to purchase the entire Hazel Project no later than May 31, 2021. Such purchase would be under the terms of a form of Purchase and Sale Agreement included as an exhibit to the Option Agreement, at an aggregate purchase price of $12,690,704 for approximately 9,762 net mineral acres, and not less than 74% net revenue interest (approximately $1,300 per net mineral acre). MHP declined to exercise the option in 2021.

Full impairment of the historical cost incurred in prior periods for the Hazel Project has been previously recognized.

Oklahoma Properties in the Hunton Play of Central Oklahoma

Presently, we are producing from one well in the Viking Area of Mutual Interest and one well in Prairie Grove.

Full impairment of the historical cost incurred in prior periods for the Oklahoma Properties has been previously recognized.

Louisiana Projects

In March 2024, we entered into and closed a Contribution Agreement with Wildcat Partners SPV, LLC, a Delaware limited liability company (“Wildcat”), under which Wildcat transferred to us 100% of the issued and outstanding membership interests in each of (a) Wildcat Cowboy, LLC, a Texas limited liability company (“Cowboy”), (b) Wildcat Packer, LLC, a Texas limited liability company (“Packer”), (c) Wildcat Panther, LLC, a Texas limited liability company (“Panther”) and (d) Wildcat Valentine, LLC, a Texas limited liability company (“Valentine”). As consideration, we issued 2,500,000 shares of our common stock, under the terms and conditions of the Contribution Agreement.

MPC previously owned and sold to Wildcat the underlying oil and gas prospects owned by Cowboy, Packer, Panther and Valentine. MPC always retained a 25% back-in after payout and various overriding royalty interests in the prospects owned by Cowboy, Packer, Panther and Valentine, but MPC agreed to waive its 25% back-in after payout but retain its overriding royalty interests in all such prospects in an effort to facilitate the transactions described below, including the sale of the leases owned by Valentine, including a leasehold estates in approximately 3,878.90 gross acres and 3,626.25 net acres of land situated in Lafourche Parish, Louisiana (the “Valentine Leases”), and the leases owned by Panther, including leasehold estates in approximately 618 gross acres and 618 net acres of land situated in Acadia Parish, Louisiana (the “Panther Leases”), the leases owned by Packer, including leasehold estates in approximately 4,349 gross acres and 4,349 net acres of land situated in Acadia and Lafourche Parish, Louisiana (the “Packer Leases”), the leases owned by Cowboy, including leasehold estates in approximately 835 gross acres and 835 net acres of land situated in Acadia Parish, Louisiana (the “Cowboy Leases”).

Concurrent with the closing of the above transactions with Wildcat, we entered into and closed a Participation Agreement with Magnetar Exploration L.P. (“Magnetar”) under which we sold to Magnetar a 100% working interest, entitled to not less than a 75% net revenue interest, in and to the Valentine Leases, along with a 100% right, title and interest in all contracts affecting the Valentine Leases, all under the terms and conditions of such Participation Agreement, including the following consideration: (a) Magnetar paid $964,448 from which we are required to pay bonuses of $240,000 to ORX Exploration and $60,000 to Zebrowski Consulting, resulting in net proceeds to us of $664,448; (b) Magnetar agrees to pay all delay rentals pertaining to the Valentine Leases which accrue during calendar year 2024 and during the months of January through August of 2025, provided, however, that if the initial test well is commenced at any time prior to the end of August, 2025, Magnetar’s obligation to bear delay rental expenses thereafter will be deemed terminated, and the obligation for the payment of subsequent delay rentals shall be governed by the subject operating agreement; (c) in the event Magnetar has not commenced actual drilling operations on lands covered by the Valentine Leases on or prior August 31, 2025, then Magnetar shall have the option to continue paying rentals or extending the leases within the Area of Mutual Interest (the “AMI”) until December 31, 2026; (d) we will have the option to participate for up to a 1/3 working interest in the initial test well to be undertaken by Magnetar on lands covered by the Valentine Leases, with this right to extend to subsequent wells to be undertaken by Magnetar, subject to the further provisions regarding operations; and (e) at least three working days prior to its spudding the initial test well, Magnetar will pay to us a spud fee of $600,000 of which $240,000 of the cost thereof will be shared with ORX Exploration and $120,000 will be shared with Zebrowski Consulting, leaving us with $240,000.

Also concurrent with the closing of the above transactions with Wildcat, we enter into and closed a Participation Agreement with Magnetar under which we sold to Magnetar a 100% working interest, entitled to not less than a 75% net revenue interest, in and to the Panther Leases covering approximately 618 gross acres of land situated within the AMI provided therein, along with a 100% right, title and interest in all contracts affecting the Panther Leases, for the following consideration: (a) Magnetar paid $428,918.05 to us and $70,081.95 to MPC for delay rentals paid by it; (b) Magnetar agrees to reimburse McCabe for its payment of delay rentals to sustain certain of the Panther Leases coming due in March and April 2024 in the amount of $70,081.98; (c) Magnetar agrees to pay all delay rentals pertaining to the Panther Leases which accrue during calendar year 2024, shown to be $23,888.90; (d) in the event Magnetar is unable to commence actual drilling operations on lands covered by the Subject Panther Leases on or prior February 1, 2025, then Magnetar shall have the option to extend or take new leases on any of the Panther Leases that would expire during the following 12 calendar months; (e) we will have the option to participate up to a 1/3 working interest in the initial test well to be undertaken by Magnetar on lands covered by the Panther Leases, with this right to extend to subsequent wells to be undertaken by Magnetar, subject to the further provisions regarding operations; (f) prior to its spudding the initial test well, Magnetar will pay to us a spud fee equal to $100,000 of which $20,000 will be shared with Zebrowski Consulting.

Reference Note 13 regarding the valuation of common stock issued and its impact on the recording of the subsequent sale of a portion of the assets acquired.

Oil and Natural Gas Reserves

Other than the Producing Hazel Wells (defined below), the only producing properties owned by us were the Oklahoma Properties, which were marginally producing and were uneconomic for reserve calculation purposes. At the end of 2023, reserves did not include any value for proved undeveloped properties.

We currently have two producing wells located on the Hazel Project, the Flying B Ranch #3H well and the Flying B Ranch #4H well (the “Producing Hazel Wells”). Production is from the Wolfcamp formation. At December 31, 2023, there were no proved reserves or proved developed nonproducing reserves related to these properties after giving effect to the obligation to reimburse drilling costs incurred by MHP.

The initial gross monthly production rate for the Flying B Ranch #4H was estimated to be 4,200 Bbl, although we will receive no future revenue from these wells until their estimated depletion because all of such revenue, after deducting expenses to produce the oil, is to be received by MHP directly and credited toward the recoupment of drilling costs incurred by MHP.

As of December 31, 2023, our proved developed nonproducing reserves related to the Producing Hazel Wells totaled -0- BOE, after giving effect to the obligation to reimburse drilling costs incurred by MHP. As of December 31, 2023, the outstanding cost reimbursement balance owed to MHP was $3,364,823.

Production, Price and Cost Summary

Oklahoma Properties

During the year ended December 31, 2022, we produced and sold 183 Bbls net to our interest (168 for the predecessor period plus 15 for the successor period) at an average sale price of $98.75 per Bbl. We produced and sold 3,031 Mcf of natural gas net to our interest (2,789 for the predecessor period plus 242 for the successor period) at an average sales price of $7.51 per Mcf. Our average production cost including lease operating expenses and direct production taxes was $42.68 per BOE. Our depreciation, depletion, and amortization expense was $-0- per BOE.

During the year ended December 31, 2023, we produced and sold 244 barrels of oil net to our interest at an average sale price of $76.50 per Bbl. We produced and sold 3,558 Mcf of gas net to our interest at an average sales price of $2.07 per Mcf. Our average production cost including lease operating expenses and direct production taxes was $18.90 per BOE. Our depreciation, depletion, and amortization expense was $-0- per BOE.

Hazel Project

During the year ended December 31, 2022, 22,511 barrels of oil net to our interest (21,647 for the predecessor period plus 864 for the successor period) were sold at an average sale price of approximately $55.98 per Bbl, although we received none of this revenue because all of it, after deducting expenses to produce the oil, was either received by MHP directly during the time that the Option Agreement was in effect or credited towards the recoupment of drilling costs incurred by MHP. We produced and sold -0- Mcf of natural gas net to our interest.

	December 31, 2022			December 31, 2022
	Reserves			Future Net Revenue (M$)
					Present Value
Category	Oil (Bbls)	Gas (Mcf)	Total (BOE)	Total	Discounted at 10%
Net Proved Producing	0	0	0	$-	$-
Net Proved Nonproducing	0	0	0	$-	$-
Total Net Proved	0	0	0	$-	$-
Standardized Measure of Future Net Cash Flows Related to Proved Oil and Gas Properties					$-
Probable Undeveloped				$-	$-

During the year ended December 31, 2023, 10,860 barrels of oil net to our interest were sold at an average sale price of approximately $70.99 per Bbl, although we received none of this revenue because all of it, after deducting expenses to produce the oil, was either received by MHP directly during the time that the Option Agreement was in effect or credited towards the recoupment of drilling costs incurred by MHP. We produced and sold -0- Mcf of natural gas net to our interest.

	December 31, 2023			December 31, 2023
	Reserves			Future Net Revenue (M$)
					Present Value
Category	Oil (Bbls)	Gas (Mcf)	Total (BOE)	Total	Discounted at 10%
Net Proved Producing	0	0	0	$-	$-
Net Proved Nonproducing	0	0	0	$-	$-
Total Net Proved	0	0	0	$-	$-
Standardized Measure of Future Net Cash Flows Related to Proved Oil and Gas Properties					$-
Probable Undeveloped	0	0	0	$-	$-

The net producing reserves from 2022 and 2023 were -0- BOE related to the Producing Hazel Wells due to the obligation to pass revenue through to MHP under the terms of the Option Agreement effective during both periods. Since we have no reserve value as of December 31, 2022 and December 31, 2023, Standardized Measure is not presented.

Due to the inherent uncertainties and the limited nature of reservoir data, both proved and probable reserves are subject to change as additional information becomes available. The estimates of reserves, future cash flows, and present value are based on various assumptions, including those prescribed by the SEC, and are inherently imprecise.

Investments to support our oil and natural gas properties during the years ended December 31, 2023 and 2022 were $8.6 million and $6.9 million.

	Fiscal year Ended
	December 31 - Restated
	2023	2022
Property acquisition costs	$723,669	$-
Development costs	8,653,640	6,790,628
Exploratory costs	$-	$-

Totals	$9,377,309	$6,790,628

Original Property acquisition costs for the year ended December 31, 2023, stated above were $16,015,592 representing the value of 83,358,275 shares of common stock and cancellation of an account receivable given in exchange for 33.5% working interest in the Company’s Orogrande Project. Original 2023 Property acquisition costs have been restated to $723,669.

Property development costs presented above exclude interest capitalized into the full cost pool. For the years ended December 31, 2023 and 2022, we capitalized $2,498,184 and $1,363,538 of interest on unevaluated properties, respectively.

The development costs 2023 and 2022 include work solely in the Orogrande Project. We made progress during 2023 and 2022 to develop proved producing reserves in the Orogrande Project in the Permian Basin in West Texas, which has not yet resulted in hydrocarbon production. We incurred costs of $11.1 million in 2023 and $8.2 million in 2022 related to certain drilling activity carried out to remain in compliance with all aspects of our lease obligations and to satisfy the continuous drilling clause under the agreement with University Lands, whereby we are obligated to satisfy certain minimum yearly requirements that may be exceeded if desired. Additionally, the Company and certain investor participants entered into twenty-five separate Participation Agreements to conduct drilling of wells in the Company’s approximately 17,000 acre Johnson Prospect in Hudspeth County, Texas, which is a portion of the Company’s Orogrande Prospect to satisfy the 2023 drilling requirement.

No development costs were incurred in 2023 or 2022 for the Oklahoma Properties.

During the fiscal years ended December 31, 2023 and 2022, development and exploratory net wells were drilled as set forth in the table below.

Drilling Activity Summary

	December 31,
	2023	2022
Hazel Project (Texas)
Dry	0	0
Productive	0	0
Orogrande Project (Texas)
Dry	0	0
Productive	5	5

Effective as of October 6, 2023, the Company and certain investor participants entered into twenty-five separate Participation Agreements to conduct drilling of wells in approximately 17,000 acre Johnson Prospect in Hudspeth County, Texas, which is a portion of the Company’s Orogrande Prospect.

Pursuant to the Participation Agreement, the Participants collectively funded the cost of drilling which was used to (i) acquire the rights to drill on the Johnson Prospect and (ii) finance the drilling of five (5) vertical wells in the Johnson Prospect in connection with the Company’s 2023 drilling program requirements under its University Lands Drilling and Development Unit Agreement.

The Participation Agreement provides for an initial allocation of the working interests and net revenue interests among each Participant and the Company and then a re-allocation upon payout or payment to such Participant of drilling and completion costs for each well drilled. Following payout, the Company will own 25% of working interest and 18.75% net revenue interest in each well.

	December 31, 2023		December 31, 2022
	Gross	Net	Gross	Net
Productive Wells
Oil	7.00	2.67	5.00	2.67
Gas	7.00	2.66	4.00	2.66
Test Wells
Salt Water Disposal	3.00	2.13	3.00	2.13
Fresh Water Supply	3.00	2.00	3.00	2.00
Plug & Abandon	5.00	3.87	5.00	3.87

Well status as of December 31, 2023 includes the five wells drilled under the Participation Agreements and which satisfied the 2023 drilling requirement. Since the Participants hold the working interest in those wells until payout, the Net Interest is unchanged from 2022.

With the principal goal of gathering scientific data from a strategy of drilling test wells, all wells were drilled with the intent of being completed and productive for hydrocarbons. Two horizontal wells were successfully completed for hydrocarbons through the 2020 drilling program, however as of December 31, 2023 both wells remain shut-in waiting for hook-up to a gas pipeline. The various wells drilled on the Orogrande Basin through 2023 confirmed that there are at least five potential distinct reservoirs under our acreage. While these wells may have potential to produce hydrocarbons to sell commercially in the future, due to capital constraints we have no immediate plans to deploy the capital necessary to sell production from these wells to third parties. Instead, we plan to use the results from these wells to determine our drilling plans for future wells, including well locations, target depths and designated acreage, in the Orogrande Project. The remaining wells can be used for future development for various applications such re-entering the wellbores for horizontal unconventional development, fresh water supply, or salt water disposal and/or plugged and abandoned.

Producing Well Summary

Acreage.

The Orogrande Project consists of unevaluated and undeveloped properties in progress of development for future production.

	Total Acres		Developed Acres		Undeveloped Acres
	Gross	Net	Gross	Net	Gross	Net
Texas—
Orogrande Project	134,000	134,000	-	-	134,000	134,000
Hazel Project	645	516	645	516	-	-
Oklahoma—
Viking	640	192	640	192	-	-
Total	135,285	134,708	1,285	708	134,000	134,000

Marketing and Customers

The market for any oil and natural gas that we may produce depends on factors beyond our control, including the extent of domestic production and imports of oil and natural gas, the proximity and capacity of natural gas pipelines and other transportation facilities, demand for oil and natural gas, the marketing of competitive fuels, and the effects of state and federal regulation. The oil and natural gas industry also competes with other industries in supplying the energy and fuel requirements of industrial, commercial, and individual consumers.

Our oil production is expected to be sold at prices tied to the spot oil markets. Our natural gas production is expected to be sold under short-term contracts and priced based on first of the month index prices or on daily spot market prices. We will rely on our operating partners to market and sell our production.

Competition

The oil and gas industry is highly competitive. Competitors include major oil companies, other independent energy companies and individual producers and operators, many of which have financial resources, personnel and facilities substantially greater than we do. We face intense competition for the acquisition of oil and natural gas properties and leases for oil and gas exploration. Not only do our competitors explore for and produce oil and natural gas, but also many carry on midstream and refining operations and market petroleum and other products on a regional, national, or worldwide basis. The operations of other companies may be able to pay more for exploratory prospects and productive oil and natural gas properties. They may also have more resources to define, evaluate, bid for, and purchase a greater number of properties and prospects than our financial or human resources permit. Our larger or integrated competitors may have the resources to be better able to absorb the burden of current and future federal, state, and local laws and regulations more easily than we can, which would adversely affect our competitive position. Our ability to locate reserves and acquire interests in properties in the future will be dependent upon our ability and resources to evaluate and select suitable properties and consummate transactions in this highly competitive environment. In addition, we may be at a disadvantage in producing oil and natural gas properties and bidding for exploratory prospects because we have fewer financial and human resources than other companies in our industry. Should a larger and better financed company decide to directly compete with us, and be successful in its efforts, our business could be adversely affected.

Regulation

Our oil and natural gas development operations are subject to stringent and complex federal, state, tribal, regional and local environmental, health and safety laws and regulations governing, among other factors, worker safety and health, the discharge and disposal of substances into the environment, and the protection of the environment and natural resources. Numerous governmental entities, including the U.S. Environmental Protection Agency (“EPA”) and analogous state and local agencies, (and, under certain laws, private individuals) have the power to enforce compliance with these laws and regulations and any permits issued under them. These laws and regulations may, among other things: (i) require permits to conduct exploration, drilling, water withdrawal, wastewater disposal and other production related activities; (ii) govern the types, quantities and concentrations of substances, including emissions of CO2, methane and certain other greenhouse gases (“GHG”), that may be disposed or released into the environment or injected into formations in connection with drilling or production activities, and the manner of any such disposal, release, or injection; (iii) limit or prohibit construction or drilling activities or require formal mitigation measures in sensitive areas such as wetlands, wilderness areas or areas inhabited by endangered or threatened species; (iv) require investigatory and remedial actions to mitigate pollution conditions arising from the Company’s operations or attributable to former operations; (v) impose safety and health restrictions designed to protect employees and others from exposure to hazardous or dangerous substances; and (vi) impose obligations to reclaim and abandon well sites and pits.

Certain existing environmental and occupational safety and health laws and regulations to which our business operations are subject including, the Clean Air Act, as amended (the “CAA”), the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the Federal Resource Conservation and Recovery Act (“RCRA”), Federal Water Pollution Control Act of 1972 as amended by the Oil Pollution Act of 1990, EPA rules to reduce methane emissions from new, modified or reconstructed sources in the oil and natural gas sector, including implementation of a leak detection and repair (“LDAR”) program under the CAA’s New Source Performance Standards (“NSPS”) in 40 C.F.R. Part 60, Subpart OOOOa (“Quad Oa”), the Federal Occupational Safety and Health Act (“OSHA”) and other state equivalent laws and regulations. In December 2023, the EPA finalized NSPS Subpart OOOOb, which seeks to reduce methane and volatile organic compound emissions from the oil and natural gas source category and NSPS Subpart OOOOc, which create, for the first-time, emission guidelines for existing oil and natural gas sources that would be included in individual states’ implementation plans. These standards expand upon previously issued NSPS Subparts OOOO and OOOOa published by the EPA in 2012 and 2016, respectively. For further discussion of the risks to our results of operations arising out of our environmental regulatory compliance, see “Risks Relating to Our Business”, including the following risk factors “—Our operations are heavily dependent on current environmental regulation, changes in which we cannot predict,” “—Government regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays,” and “—Climate change laws and regulations restricting emissions of GHGs could result in increased operating costs and reduced demand for the oil and natural gas that we produce.”

Environmental Matters

Our operations and properties are and will be subject to extensive and changing federal, state, and local laws and regulations relating to environmental protection, including the generation, storage, handling, emission, transportation, and discharge of materials into the environment, and relating to safety and health. In the future, environmental legislation and regulation may trend toward stricter standards. These laws and regulations may, for example:

●	require the acquisition of a permit or other authorization before construction or drilling commences and for certain other activities;

●	limit or prohibit construction, drilling, and other activities on certain lands lying within wilderness and other protected areas;

●	impose substantial liabilities for pollution resulting from operations; or

●	restrict certain areas from fracking and other stimulation techniques.

The permits required for our operations may be subject to revocation, modification, and renewal by issuing authorities. Governmental authorities have the power to enforce their regulations, and violations are subject to fines or injunctions, or both. In the opinion of management, we are and will be in substantial compliance with current applicable environmental laws and regulations and have no material commitments for capital expenditures to comply with existing environmental requirements. Nevertheless, changes in existing environmental laws and regulations or in interpretations thereof could have a significant impact on our company, as well as the oil and natural gas industry in general.

CERCLA and comparable state statutes impose strict, joint, and several liability on owners and operators of sites and on persons who disposed of or arranged for the disposal of “hazardous substances” found at such sites. It is not uncommon for the neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment. The RCRA and comparable state statutes govern the disposal of “solid waste” and “hazardous waste” and authorize the imposition of substantial fines and penalties for noncompliance. Although CERCLA currently excludes petroleum from its definition of “hazardous substance,” state laws affecting our operations may impose clean-up liability relating to petroleum and petroleum related products. In addition, although RCRA classifies certain oil field wastes as “non-hazardous,” such exploration and production wastes could be reclassified as hazardous wastes thereby making such wastes subject to more stringent handling and disposal requirements.

The Endangered Species Act (“ESA”) seeks to ensure that activities do not jeopardize endangered or threatened animal, fish, and plant species, nor destroy or modify the critical habitat of such species. Under the ESA, exploration and production operations, as well as actions by federal agencies, may not significantly impair or jeopardize protected species or habitat. The ESA provides for criminal and civil penalties for violations. Other statutes that provide protection to animal and plant species and that may apply to our operations include, but are not necessarily limited to, the Fish and Wildlife Coordination Act, the Fishery Conservation and Management Act, the Migratory Bird Treaty Act and the National Historic Preservation Act. Although we believe that our operations are and will be in substantial compliance with such statutes, any change in these statutes or any reclassification of a species as endangered could subject us to significant expenses to modify our operations or could force us to discontinue certain operations altogether.

Hydraulic fracturing is regulated by state and federal environmental and oil and gas regulatory authorities, including specifically the requirement to disclose certain information related to hydraulic fracturing operations. Operators must follow applicable legal requirements for groundwater protection and are subject to supervision by state and federal regulators (including the U.S. Department of the Interior Bureau of Land Management (“BLM”) on federal acreage). Furthermore, well construction practices require the installation of multiple layers of protective steel casing surrounded by cement that are specifically designed and installed to protect freshwater aquifers by preventing the migration of fracturing fluids into aquifers. Regulatory proposals in some states and local communities have been initiated to require or make more stringent the permitting and compliance requirements for hydraulic fracturing operations. Federal and state agencies have continued to assess the impacts of hydraulic fracturing, which could spur further action toward federal and/or state legislation and regulation of hydraulic fracturing activities. In addition, in light of concerns about seismic activity being triggered by the injection of produced waters into underground wells and hydraulic fracturing, certain regulators are also considering additional requirements related to seismic safety for hydraulic fracturing activities. Further restrictions on hydraulic fracturing could make it prohibitive to conduct our operations, and also reduce the amount of oil and natural gas that we or our operators are ultimately able to produce from our properties.

Climate Change

Significant studies and research have been devoted to climate change and global warming, and climate change has developed into a major political issue in the United States and globally. Certain research suggests that GHG emissions contribute to climate change and pose a threat to the environment. Recent scientific research and political debate has focused in part on carbon dioxide and methane incidental to oil and natural gas exploration and production. Many states and the federal government have enacted legislation directed at controlling GHG emissions, and future legislation and regulation could impose additional restrictions or requirements in connection with our drilling and production activities and favor use of alternative energy sources, which could affect operating costs and demand for oil products. As such, our business could be materially adversely affected by domestic and international legislation targeted at controlling climate change.

Human Capital

The health and safety of our employees and those that work with us is a priority. Employees and contractors are expected to take all necessary and reasonable actions to ensure safe operations by following safe work practices, complying with relevant policies and regulations, and completing all applicable training. To support our dedication to health, safety and the environment, we have a health and safety policy and that applies to all employees and contractors. In addition to adoption of our employment policies, the Company fosters a strong safety culture through training.

Corporate Information

Our principal executive office is located at 500 W. Texas Ave., Suite 890, Midland, TX 79701. We currently share this office space with companies owned by our CEO, Gregory McCabe, and believe that the condition and size of those offices are adequate for our current needs. Our website is nextbridgehydrocarbons.com. Information contained on or accessible through our website, when available, shall not be incorporated by reference herein.

Available Information

We file annual, quarterly and current reports, proxy statements and other documents with the SEC under the Securities Exchange Act of 1934. The SEC maintains a website that contains reports, proxy and information statements, and other information that is electronically filed with the SEC. The public can obtain any documents that we file with the SEC at www.sec.gov. We also make available free of charge on our website, our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we file such material with, or furnish it to, the SEC.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited and unaudited financial statements and related notes that are included elsewhere in this report. Some of the information contained in this discussion and analysis constitutes forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this report, particularly under the section titled “Cautionary Statement Concerning Forward-Looking Statements.”

Overview

Our consolidated financial statements have been prepared on a stand-alone basis. Our consolidated financial statements reflect our financial position, results of operations and cash flows in conformity with GAAP.

A Change in Reporting Entity became effective at December 14, 2022, resulting from the spinoff lacking economic substance and requiring the inclusion of pre-spinoff historical financial reporting periods in all subsequent filings.

Where applicable certain items have been restated as notated throughout the consolidated financials statements and disclosures following.

The historical costs and expenses reflected in our 2022 restated consolidated comparative financial statements include an allocation for certain corporate shared service functions historically provided by Meta including executive oversight, accounting, treasury, tax, legal, human resources, occupancy, procurement, information technology and other shared services. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on a pro rata basis based on sales, headcount, tangible assets or other measures considered to be a reasonable reflection of the historical utilization levels of these services.

Our management believes the assumptions underlying our restated consolidated financial statements, including the assumptions regarding the allocation of general corporate expenses from Meta are reasonable. Nevertheless, our financial statements may not include all of the actual expenses that would have been incurred had we operated as a stand-alone company during the periods presented and may not reflect what our actual results of operations, financial position and cash flows would have been if we had operated as a stand-alone company during the periods presented. Actual costs that would have been incurred if we had operated as a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. We now perform these functions using our own resources and purchased services.

On December 21, 2022, we entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) with Hudspeth, Wolfbone, MPC and Mr. McCabe, pursuant to which in a series of transactions the oil and natural gas leases, the lands covered by such leases, pooling and communitization agreements, rights-of-way, the surface estate of the lands and all wells located in the Orogrande Project will be transferred, conveyed and assigned to Hudspeth (or its designated assignee) in consideration of (1) treating the Orogrande Obligations (as defined in the Merger Agreement) as having been irrevocably satisfied and discharged in full with respect to MPC and (2) an issuance of 56,297,638 shares of our common stock to Mr. McCabe (such series of transactions collectively, the “Merger”). The Merger was completed in May 2023 in accordance with the Texas Business Organizations Code, whereby (a) the Company will form NBH MergeCo, LLC with the State of Texas (“MergeCo”) in order to cause Hudspeth to assign all of its rights under the Merger Agreement to MergeCo and MergeCo will assume Hudspeth’s obligations under the Merger Agreement, (b) Hudspeth (or MergeCo, as its assignee), Wolfbone and MPC shall merge with each of Wolfbone and MPC as surviving entities, and (c) Wolfbone became a direct and wholly-owned subsidiary of the Company. The closing of the transactions contemplated by the Merger Agreement were subject to the satisfaction of certain customary closing conditions, including filing and acceptance of the certificate of merger by the Secretary of State of the State of Texas.

In connection with the Merger, on December 22, 2022, the Company entered into the 2022 Note (defined below). The Company is entitled to request advances under the 2022 Note in a minimum principal amount of $100,000 each. Mr. McCabe is the largest shareholder of our common stock. As such, the Merger and 2022 Note constitute related party transactions which have been duly approved by our Board and Audit Committee. As of December 31, 2023, the Company had drawn $20 million on the 2022 Note. The maturity date of the loan had been amended to September 30, 2024.

Recent Developments

We met our 2022 drilling obligations under the DDU Agreement to drill five new wells in the Orogrande Project in advance of the March 31, 2023, deadline under University Lands lease requirement. The data collected from these five wells, in addition to the five wells drilled in 2021, confirmed that there are at least five potential distinct reservoirs under our acreage. Also, our operations team deployed a new mist drilling solution which increased hole stability, which we believe will result in meaningful cost savings for additional wells drilled in the Orogrande Project. While these wells may have potential to produce hydrocarbons to sell commercially in the future, we have no immediate plans to deploy the additional capital necessary to sell production from these wells to third parties. Instead, we plan to use the results from these wells to determine our drilling plans for future wells, including reservoir locations, target depths and designated acreage, in the Orogrande Project.

Effective as of October 6, 2023, the Company and certain investor participants (each a “Participant” and collectively the “Participants”) entered into twenty-five separate Participation Agreements (the “Participation Agreements”) to conduct drilling of wells in the Company’s approximately 17,000 acre Johnson Prospect in Hudspeth County, Texas, which is a portion of the Company’s Orogrande Prospect.

Pursuant to the Participation Agreement, the Participants collectively funded the cost of drilling, of approximately $9,000,000, which was used to (i) acquire the rights to drill on the Johnson Prospect and (ii) finance the drilling of five (5) vertical wells in the Johnson Prospect in connection with the Company’s 2023 drilling program requirements under its University Lands Drilling and Development Unit Agreement. Each Participant will have the right to participate in the drilling of additional wells on the Johnson Prospect in the future, including an additional five (5) vertical wells in locations determined by Hudspeth Operating, LLC, the Company’s wholly owned subsidiary (“Hudspeth”), in its sole discretion, in 2024. The Participation Agreement provides for an initial allocation of the working interests and net revenue interests among each Participant and the Company and then a re-allocation upon payout or payment to such Participant of drilling and completion costs for each well drilled. Following payout, the Company will own 25% of working interest as described below and 18.75% net revenue interest in each well. Hudspeth will be the operator of the Johnson Prospect pursuant to a joint operating agreement (the “Operating Agreement”) entered into in connection with the Participation Agreement. The Participation Agreement and the Operating Agreement required, among other things, that Hudspeth and the Company drill and complete at least five (5) vertical wells by December 31, 2023, unless the term of the Participation Agreement is extended.

The wells were completed by December 31, 2023 satisfying the 2023 drilling obligation under the DDU Agreement.

Income Taxes

Judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, tax issues may arise where the ultimate outcome is uncertain. Additionally, our tax returns are subject to audit by various tax authorities. Consequently, changes in our estimates for contingent tax liabilities may materially impact our results of operations or financial position.

Results of Operations

Historical Results for the Years Ended December 31, 2023 and 2022 – Restated

Historical Results for the Years Ended December 31, 2023 - Restated

For the year ended December 31, 2023, we had a restated net loss of $10,389,372 compared to a restated net loss of $8,950,166 for the year ended December 31, 2022. At December 31, 2023, we had restated current assets of $2,085,810 and total assets of $55,863,568. As of December 31, 2023, we had restated current liabilities of $49,180,169. Restated stockholders’ equity was $6,434,748 at December 31, 2023.

Historical Results for the Years Ended December 31, 2022 - Restated

For the year ended December 31, 2022, we had a restated net loss of $8,950,166. The net loss was primarily due to restated general and administrative expenses for the year ended December 31, 2022.

At December 31, 2022, we had restated current assets of $959,117 and restated total assets of $42,658,863. As of December 31, 2022, we had restated current liabilities of $31,092,824. Restated stockholders’ equity was $11,319,173 at December 31, 2022.

Revenue and Gross Profit

	Year Ended December 31
	2023	2022	Change
Product Sales BOE	837	692	145

Total Revenue	$26,031	$40,834	$(14,803)
Cost of revenue	(60,933)	(169,551)	(108,618)
Gross Profit (Loss)	$(34,902)	$(128,717)	$93,815

Gross profit percentage	-134.08%	-315.22%	-633.76%

Production Revenues and Cost of Revenue

For the year ended December 31, 2023, we had production revenue of $26,031 compared to $40,834 in 2022 . The change in revenue was primarily due to the increase in oil and natural gas production from 692 BOE for the 2022 period to 837 BOE for the 2023 period from the Oklahoma Properties, a decrease in the average price of oil from $98.75 in 2022 to $76.50 in 2023 and a decrease in the average price of natural gas from $7.51 in 2022 to $2.07 in 2023. Our cost of revenue, consisting of lease operating expenses and production taxes, was $169,551 for the year ended December 31, 2022 compared with $60,933 for the year ended December 31, 2023. For each of the years ended December 31, 2022 and 2023, production and revenue are detailed as follows:

		Oil	Gas
		Production	Production	Oil	Gas	Total
Property	Quarter	{BBLS}	{MCF}	Revenue	Revenue	Revenue
Oklahoma	Q1 - 2022	0	0	$-	$-	$-
Hazel (TX)	Q1 - 2022	0	0	-	-	-
Total Q1-2022		0	0	$-	$-	$-

Oklahoma	Q2 - 2022	97	1,267	$9,688	$7,716	$17,404
Hazel (TX)	Q2 - 2022	0	0	-	-	$-
Total Q2-2022		97	1,267	$9,688	$7,716	$17,404

Oklahoma	Q3 - 2022	43	887	$4,635	$8,329	$12,964
Hazel (TX)	Q3 - 2022	0	0	-	-	-
Total Q3-2022		43	887	$4,635	$8,329	$12,964

Oklahoma	Q4 - 2022	43	877	3,749	6,717	10,466
Hazel (TX)	Q4 - 2022	0	0	-	-	-
Total Q4-2022		43	877	$3,749	$6,717	$10,466

Total 2022		183	3,031	18,072	22,762	40,834

Average Commodity Price				$98.75	$7.51

Oklahoma	Q1 - 2023	107	748	$8,141	$2,783	$10,924
Hazel (TX)	Q1 - 2023	0	0	-	-	-
Total Q1-2023		107	748	$8,141	$2,783	$10,924

Oklahoma	Q2 - 2023	43	867	3,195	1,646	4,841
Hazel (TX)	Q2 - 2023	0	0	-	-	-
Total Q2-2023		43	867	$3,195	$1,646	$4,841

Oklahoma	Q3 - 2023	79	1183	6,184	1,547	7,731
Hazel (TX)	Q3 - 2023	0	0	-	-	-
Total Q3-2023		79	1183	$6,184	$1,547	$7,731

Oklahoma	Q4 - 2023	15	760	1,146	1,389	2,535
Hazel (TX)	Q4 - 2023	0	0	-	-	-
Total Q4-2023		15	760	1,146	1,389	2,535

Total 2023		244	3558	$18,666	$7,365	$26,031

Average Commodity Price				$76.50	$2.07

Expenses for the Years Ended December 31, 2023 and 2022 - Restated

We recorded depreciation, depletion and amortization expense of $-0- for the year ended December 31, 2023 compared to $-0- for the year ended December 31, 2022.

Operating Expenses

	Year Ended December 31,
	2023	2022
Operating Expenses
General & Administrative	$12,095,611	$8,821,945
Total operating expenses	$12,095,611	$8,821,945

General and Administrative Expenses

Our general and administrative expense for the year ended December 31, 2023 was $12,095,611 compared to $8,821,945 for the year ended December 31, 2022. Our general and administrative expenses consisted of consulting and compensation expense, substantially all of which were non-cash or deferred, accounting and administrative costs, professional consulting fees, and other general corporate expenses. The change in general and administrative expenses in 2023, compared to 2022, is primarily due to employee compensation and an increase in consulting fees, filing fees, legal fees, director and officer liability insurance, and investor relations expenses.

Cash Flows, Liquidity and Capital Resources.

Cash Flows - Restated

The following table summarizes sources and uses of cash and cash equivalents:

	Restated	Restated
	Year	Year
	Ended	Ended
	December 31, 2023	December 31, 2022
Cash Flows From (Used in) Operating Activities
Net loss	$(10,389,372)	$(8,950,166)
Adjustments to reconcile net loss to net cash from operations:
Accretion expense	1,785	1,092
Prospect fee offset to note payable	(368,334)	(26,612)
Expense related to stock based compensation	4,781,278	-
Change in:
Accounts receivable	(208,882)	74,310
Accounts receivable, related party	-	(14,153)
Prepayments - development costs	18,660	(150,000)
Prepaid expenses	(14,440)	(59,633)
Other assets	(25,000)	(55,179)
Accounts payable and accrued expenses	(1,353,787)	4,734,248
Net cash from (used in) operating activities	(7,558,092)	(4,446,093)

Cash Flows from (used in) Investing Activities
Investment in oil and natural gas properties	(8,653,640)	(6,790,628)
Net cash from (used in) investing activities	(8,653,640)	(6,790,628)

Cash Flows From (Used in) Financing Activities
Proceeds from notes payable, related party	18,000,000	9,500,000
Payments on promissory notes	(1,000,000)	-
Prepayments, working interest owners	311,281	-
Contributions from parent, net	-	316,600
Net cash from (used in) financing activities	17,311,281	9,816,600

Net increase (decrease) in cash	1,099,549	(1,420,121)

Cash - beginning of period	569,298	1,989,419

Cash - end of period	$1,668,847	$569,298

Supplemental disclosure of cash flow information:
Cash paid for interest	$199,345	$-

Supplemental disclosure of non-cash investing and financing activities:
Common stock issued in working interest acquisition	$723,669	$-
Account receivable cancelled in WI acquisition	$177,519	$-
Capitalized Interest	$2,498,184	$1,363,538

At December 31, 2023, we had cash and cash equivalents of $1,668,847 compared to $569,298 as of December 31, 2022.

Cash Flows From Operating Activities - Restated

Cash used in operating activities for the year ended December 31, 2023, was $7,558,092 compared to $4,446,093 for the restated year ended December 31, 2022.

Cash used in operating activities for the year ended December 31, 2023 can be attributed principally to net loss from operations of $10,389,372 adjusted for $4,781,279 in expense related to stock based compensation and changes in other liabilities, and accounts payable and accrued expenses.

Cash Flows from Investing Activities - Restated

Cash used in investing activities for the year ended December 31, 2023 was $8,653,640 compared to $6,790,628 for the restated year ended December 31, 2022. Cash used in investing activities consisted primarily of investments in oil and natural gas properties.

Cash Flows from Financing Activities - Restated

Cash provided by financing activities for the year ended December 31, 2023 was $17,311,281 compared to $9,816,600 for the year ended December 31, 2022. Cash flows provided by financing activities consisted primarily of loans from a related party.

We expect to continue to have cash flows provided by financing activities as we seek new rounds of financing and continue to develop our oil and natural gas investments. We do not expect to pay cash dividends on our common stock in the foreseeable future.

Reference the Restated Consolidated Statements of Cash Flows included in the financial statements for additional detail of the components that comprise the net use of cash in operations. We expect to continue to use cash flows in operating activities until such time as we achieve sufficient commercial oil and natural gas production to cover our operating costs.

Capital Expenditures - Restated

Our capital expenditures are summarized in the following table:

	Year	Year
	Ended	Ended
	2023	2022
Acquisitions:
Proved property	$-	$-
Unproved property working interest	901,188	-
Exploration and development:
Development drilling and completion costs	8,653,640	6,790,628
Capitalized interest	2,498,184	1,363,538
Total exploration and development	12,053,012	8,154,166
Other property	-	-
Total capital expenditures	$12,053,012	8,154,166
Change in accrued capital expenditures and other	1,353,787	(4,734,248)
Common stock issued for development costs	(723,669)	-
Account receivable cancelled in working interest acquisition	(177,519)	-
Prepaid drilling costs	-	150,000
Capitalized interest	(2,498,184)	(1,363,538)
Total cash capital expenditures	$10,007,427	$2,206,380

Liquidity and Capital Resources

Liquidity risk is the risk that we will not meet our financial obligations as they become due after use of currently available cash. We have a planning and budgeting process to monitor operating cash requirements, including amounts projected for capital expenditures, which are adjusted as input variables change. These variables include, but are not limited to, our ability to generate revenue from operations, general and administrative requirements and the availability of equity or debt capital. As these variables change, we may be required to issue equity or obtain debt financing.

The 2021 Note

Prior to the date on which our shares of common stock were distributed to the holders of Series A Preferred Stock of Meta (the “Spin-Off”), on October 1, 2021, we issued a secured, revolving promissory note in an original principal amount of up to $15 million in favor of Meta (as amended to date, the “2021 Note”). The 2021 Note was issued to provide capital to engage certain consultants and satisfy the minimum drilling requirements under the DDU Agreement, which was necessary to preserve our interests in the oil and gas properties. Though Meta had no intentions to operate the oil and natural gas assets as an independent business, Meta would need to maintain the oil and natural gas interests until a sale of such assets or the Spin-Off could be consummated as it was obligated to do under its charter documents. The 2021 Note bears interest at 8% per annum, computed on the basis of a 360-day year, and matures March 31, 2023 (the “2021 Note Maturity Date”); provided, however, if we raise $30 million or more in capital through debt or equity or a combination thereof by the 2021 Note Maturity Date, the 2021 Note Maturity Date will be extended to September 30, 2023. If an event of default has occurred and is continuing, interest on the 2021 Note may accrue at the default rate of 12% per annum. The outstanding principal of the 2021 Note, together with all accrued interest thereon, becomes due on the 2021 Note Maturity Date.

The 2021 Note is secured by a security interest in (a) pursuant to a Stock Pledge Agreement dated as of September 30, 2021 between Gregory McCabe (the “Pledgor” or “Mr. McCabe”) and Meta (the “Stock Pledge Agreement”), 1,515,000 shares of Meta’s common stock that are owned directly and beneficially by the Pledgor, and (b) pursuant to a Deed of Trust, Mortgage, Security Agreement, Fixture Filing, Financing Statement and Assignment of Production dated as of September 30, 2021 made by Wolfbone (an affiliate of the Pledgor) for the benefit of Meta (the “Security Agreement”), a 25% working interest beneficially owned by the Pledgor in the Orogrande Project as defined in the Security Agreement. Following the Merger, we expect Wolfbone to become an indirect subsidiary of the Company and the Security Agreement to remain in place.

The 2021 Note includes a restrictive covenant that, subject to certain exceptions and qualifications, restricts our ability to merge or consolidate with another person or entity, or sell or transfer all or substantially all of our assets, unless we are the surviving entity or the successor entity assumes all of obligations under the 2021 Note.

Upon the occurrence and during the continuance of an event of default under the 2021 Note, Meta as the lender may declare all outstanding principal and accrued and unpaid interest under the 2021 Note immediately due and payable, may terminate any remaining commitment to make advances under the 2021 Note, and may exercise the other rights and remedies provided for under the 2021 Note and related security documents. The events of default under the 2021 Note include among other things, subject to grace periods in certain instances, payment defaults, breaches of covenants, an event of default under the Stock Pledge Agreement or the Security Agreement, bankruptcy and insolvency events with respect us or our subsidiaries, cross defaults with certain of our other material indebtedness, and material judgments against us.

On June 28, 2022 and in August 2022, we borrowed $1.9 million and $2.7 million as an advance from Meta to be treated as an unsecured term loan, in addition to $441,000 previously advanced, under a Loan Agreement with Meta as the lender (the “Loan Agreement”), the proceeds of which are available for our working capital and general corporate purposes. As of the date of this report, we had an aggregate principal amount outstanding of $5.0 million, which is the maximum amount available under the Loan Agreement. The loans were due and payable on March 31, 2023 (the “Maturity Date”), unless extended as described in the following sentence. Under the Loan Agreement, if we raise $30 million or more in capital through debt or equity or a combination thereof by the Maturity Date, the Maturity Date will be extended to October 3, 2023 and the 2021 Note plus the loans under the Loan Agreement would be amortized in six equal monthly installments. Loans under the Loan Agreement bear interest at a fixed rate of 8% per annum if no event of default exists, and at a fixed rate of 12% per annum if an event of default exists.

We have the right to prepay the loans under the Loan Agreement in whole or in part at any time without penalty. Amounts repaid or prepaid may not be reborrowed. We will be required to prepay the loans upon an asset disposition (other than permitted asset sales), certain equity issuances (other than permitted equity), debt issuances (other than permitted debt), and certain extraordinary receipts. We are required to prepay the loans from our annual excess cash flow, if any.

The Loan Agreement includes customary representations and covenants that, subject to certain exceptions and qualifications, restrict our ability to do certain things, such as: incur additional indebtedness; incur liens; engage in mergers, acquisitions, and asset sales; make loans and investments; declare dividends or redeem or repurchase equity interests; transact with affiliates on a non-arm’s length basis; and enter into certain restrictive agreements. In addition, the Loan Agreement contains customary affirmative covenants, including covenants regarding the payment of taxes and other obligations, maintenance of insurance, maintenance of our existence and material properties, customary visitation rights, reporting requirements, compliance with applicable laws and regulations, and formation or acquisition of new subsidiaries.

Upon the occurrence and during the continuance of an event of default, Meta as the lender has the right to declare all outstanding principal and accrued and unpaid interest under the Loan Agreement immediately due and payable and exercise certain other rights and remedies. The events of default under the Loan Agreement include among other things, subject to grace periods in certain instances, payment defaults, breaches of covenants or representations and warranties, a change in control or a material adverse change defined in the Loan Agreement, material judgments and attachments, cross defaults with certain other material indebtedness, and bankruptcy and insolvency events with respect to the Company and our subsidiaries.

See the discussion under the caption “Recent Developments” and Note 7 of the notes to our financial statements as of and for the year ended December 31, 2023 included in this report for information about the amendments to the 2021 Note and the Loan Agreement entered into subsequent to the end of fiscal year 2023.

The 2022 Note

On December 22, 2022, we issued an unsecured promissory note in the principal amount of up to $20 million in favor of Mr. McCabe (the “2022 Note”). The 2022 Note bears interest at 5% per annum, computed on the basis of a 365-day year, and matures on June 30, 2024 (the “2022 Note Maturity Date”); provided, however, if we raise $30 million or more in capital through debt or equity or a combination thereof by the 2022 Note Maturity Date, the 2022 Note Maturity Date will be extended to October 3, 2023. The outstanding principal of the 2022 Note, together with all accrued interest thereon, becomes due on June 21, 2023. The revolving commitment under the 2022 Note expires on 2022 Note Maturity Date. As of December 31, 2022, we had $2 million principal amount outstanding and $18 million of available borrowings under the 2022 Note.

The 2022 Note includes a restrictive covenant that, subject to certain exceptions and qualifications, restricts our ability to merge or consolidate with another person or entity, or sell or transfer all or substantially all of our assets, unless we are the surviving entity or the successor entity assumes all of obligations under the 2022 Note.

Upon the occurrence and during the continuance of an event of default under the 2022 Note, Mr. McCabe as the lender may declare all outstanding principal and accrued and unpaid interest under the 2022 Note immediately due and payable, may terminate any remaining commitment to make advances under the 2022 Note, and may exercise the other rights and remedies provided for under the 2022 Note. The events of default under the 2022 Note include among other things, subject to grace periods in certain instances, payment defaults, breaches of covenants, bankruptcy and insolvency events with respect us or our subsidiaries, cross defaults with certain of our other material indebtedness, and material judgments against us.

Following the Spin-Off, our management considered ways to mitigate certain risks of having its indebtedness held by a third party lender following the Spin-Off and retain some flexibility in respect of negotiating the terms of the 2021 Note and Loan Agreement. Our management team believed that having all of the corporate debt transferred to Mr. McCabe was in the best interest of the Company and its stockholders. In light of Mr. McCabe acting as a guarantor of the obligations of the 2021 Note, consolidating the debt with Mr. McCabe would also mitigate any risks that the lender would seek recourse against Mr. McCabe in the event we were unable to satisfy our obligations thereunder. On August 7, 2023, Mr. McCabe and Meta entered into a Loan Sale Agreement whereby Mr. McCabe purchased from Meta (i) the 2021 Note and (ii) all outstanding loans made to us by Meta pursuant to the Loan Agreement (the “Loan Purchase”). As a result of the Loan Purchase, Mr. McCabe replaced Meta as the lender and a secured party under the 2021 Note and the Loan Agreement. As consideration for the Loan Purchase, Mr. McCabe agreed to pay to Meta $6,000,000 in cash and agreed to purchase shares of common stock of Meta in the amount of $6,000,000 over a period of time at a price per share equal to a 120% premium to the Meta’s common stock price as of closing on the last trading day of each quarter. Additionally, as part of the Loan Purchase, Meta assigned to Mr. McCabe the lien on 25% of the Orogrande Prospect. After Mr. McCabe purchased $500,000 worth of shares of Meta’s common stock (in two equal tranches), Mr. McCabe and Meta came to an agreement to settle the Loan Purchase by allowing Mr. McCabe to make one additional $700,000 cash payment to Meta and surrender the shares of common stock he previously acquired, while retaining the rights as lender under the 2021 Note and the Loan Agreement. Our obligations and responsibilities under the 2021 Note, the Loan Agreement and the 2022 Note remain unchanged. Following certain amendments entered into in order to extend the 2022 Note, the maturity date was extended to June 30, 2025.

Contractual Obligations

Our most significant contractual obligations relate to the Loan Agreement, the 2021 Note, 2022 Note and drilling and development commitments and other lease operating expenses under certain leases for the Orogrande Project.

Our debt obligations include the $15 million principal balance outstanding under the 2021 Note, which incurs interest at 8% per annum and matures on March 31, 2024. On September 2, 2022, we entered into a Loan Agreement that governs the term loans advanced to us from Meta on April 14, 2022, May 4, 2022, May 12, 2022, May 26, 2022, June 1, 2022, June 13, 2022, June 28, 2022, August 11, 2022 and August 29, 2022, for an aggregate principal balance outstanding of $5 million, which is the maximum amount of Meta’s commitment under the Loan Agreement. The term loans incur interest at a per annum rate equal to 8% and mature on September 30, 2024.

On December 21, 2022, we issued the 2022 Note that governs the term loans advanced to us from Mr. McCabe on December 22, 2022, for an aggregate principal balance up to $20 million. Draws on the loan through December 31, 2023 total $20,000,000. The term loan incurs interest at a per annum rate equal to 5% and matures on June 21, 2023. Under each of the 2021 Note, the Loan Agreement and the 2022 Note, if we raise additional capital through debt or equity, or any combination thereof, of at least $30 million before the respective maturity dates, we will be entitled to extend maturity to October 3, 2023 and repay the outstanding balances in six equal monthly installments beginning in April 2023 up to such extended maturity date. Amendment to the Note terms has extended the maturity date to September 30, 2024.

For the year ended December 31, 2022, we incurred an aggregate interest on the 2022 Note, the 2021 Note and under the Loan Agreement of $1,571,336. Interest incurred during the year ended December 31, 2023, was $2,498,184. See the discussion under the caption “Liquidity and Capital Resources.”

In addition to our debt commitments, the Orogrande Project leases representing approximately 134,000 gross acres in the Orogrande Basin in West Texas were subject to expiration in 2024 in the event we failed to drill five wells during the 2024 calendar year in compliance with our drilling obligations under the DDU Agreement. For a discussion of the risks relating to our drilling obligations, see “Risk Factors—Risks Relating to Our Business”, including the risk factor “—Our acreage must be drilled before lease expiration in order to hold the acreage by production. In the highly competitive market for acreage, failure to drill sufficient wells in order to hold acreage will result in a substantial lease renewal cost, or if renewal is not feasible, loss of our lease and prospective drilling opportunities”. See also Note 7 of the notes to our financial statements as of and for the year ended December 31, 2023.

Management believes that currently available resources may not provide sufficient funds to enable us to meet our financing and drilling obligations for future years. We anticipate that we will continue to incur operating losses and generate negative cash flows from operations for the foreseeable future. As a result, we will need additional capital resources to fund our operations both in the short term and in the long term, prior to achieving break even or positive operating cash flow. While we do not have any committed sources of capital, we expect to continue to opportunistically seek access to additional funds through public or private equity offerings or debt financings, through partnering or other strategic arrangements, including credit application arrangements with our third party servicers, or a combination of the foregoing. Despite our efforts, we may face obstacles in continuing to attract new financing due to industry conditions and our history and current record of net losses. We can provide no assurance that we will be able to obtain the financing required to meet our stated objectives or even to continue as a going concern.

Critical Accounting Estimates

Oil and natural gas properties—The Company uses the full cost method of accounting for exploration and development activities as defined by the SEC. Under this method of accounting, the costs of unsuccessful, as well as successful, exploration and development activities are capitalized as properties and equipment. This includes any internal costs that are directly related to property acquisition, exploration and development activities but does not include any costs related to production, general corporate overhead or similar activities. Gain or loss on the sale or other disposition of oil and natural gas properties is not recognized, unless the gain or loss would significantly alter the relationship between capitalized costs and proved reserves.

Oil and natural gas properties include costs that are excluded from costs being depleted or amortized. Oil and natural gas property costs excluded represent investments in unevaluated properties and include non-producing leasehold, geological, and geophysical costs associated with leasehold or drilling interests and exploration drilling costs. The Company allocates a portion of its acquisition costs to unevaluated properties based on relative value. Costs are transferred to the full cost pool as the properties are evaluated over the life of the reservoir. Unevaluated properties are reviewed for impairment at least annually and are determined through an evaluation considering, among other factors, seismic data, requirements to relinquish acreage, drilling results, remaining time in the commitment period, remaining capital plan, and political, economic, and market conditions.

Gains and losses on the sale of oil and natural gas properties are not generally reflected in income unless the gain or loss would significantly alter the relationship between capitalized costs and proved reserves. Sales of less than 100% of the Company’s interest in the oil and natural gas property are treated as a reduction of the capital cost of the field, with no gain or loss recognized, as long as doing so does not significantly affect the unit-of-production depletion rate. Costs of retired equipment, net of salvage value, are usually charged to accumulated depreciation.

Depreciation, depletion, and amortization—The depreciable base for oil and natural gas properties includes the sum of all capitalized costs net of accumulated depreciation, depletion, and amortization (“DD&A”), estimated future development costs and asset retirement costs not included in oil and natural gas properties, less costs excluded from amortization. The depreciable base of oil and natural gas properties is amortized on a unit-of-production method.

Ceiling test—Future production volumes from oil and gas properties are a significant factor in determining the full cost ceiling limitation of capitalized costs. Under the full cost method of accounting, the Company is required to periodically perform a “ceiling test” that determines a limit on the book value of oil and gas properties. If the net capitalized cost of proved oil and gas properties, net of related deferred income taxes, plus the cost of unproved oil and gas properties, exceeds the present value of estimated future net cash flows discounted at 10%, net of related tax affects, plus the cost of unproved oil and gas properties, the excess is charged to expense and reflected as additional accumulated DD&A. The ceiling test calculation uses a commodity price assumption which is based on the unweighted arithmetic average of the price on the first day of each month for each month within the prior 12-month period and excludes future cash outflows related to estimated abandonment costs.

The determination of oil and gas reserves is a subjective process, and the accuracy of any reserve estimate depends on the quality of available data and the application of engineering and geological interpretation and judgment. Estimates of economically recoverable reserves and future net cash flows depend on a number of variable factors and assumptions that are difficult to predict and may vary considerably from actual results. In particular, reserve estimates for wells with limited or no production history are less reliable than those based on actual production. Subsequent re-evaluation of reserves and cost estimates related to future development of proved oil and gas reserves could result in significant revisions to proved reserves. Other issues, such as changes in regulatory requirements, technological advances, and other factors which are difficult to predict could also affect estimates of proved reserves in the future.

Asset retirement obligations—The fair value of a liability for an asset’s retirement obligation (“ARO”) is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made, with the corresponding charge capitalized as part of the carrying amount of the related long-lived asset. The liability is accreted to its then-present value each subsequent period, and the capitalized cost is depleted over the useful life of the related asset. Abandonment costs incurred are recorded as a reduction of the ARO liability.

Inherent in the fair value calculation of an ARO are numerous assumptions and judgments including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement, and changes in the legal, regulatory, environmental, and political environments. To the extent future revisions to these assumptions impact the fair value of the existing ARO liability, a corresponding adjustment is made to the oil and gas property balance. Settlements greater than or less than amounts accrued as ARO are recorded as a gain or loss upon settlement.

Recent Accounting Pronouncements

Our audited consolidated financial statements and the accompanying notes thereto found elsewhere in this report contain a description of recent accounting pronouncements.

Item 8.	Consolidated Financial Statements and Supplementary Data

The consolidated financial statements of Next Bridge Hydrocarbons, Inc. appearing in this report have been audited by M&K CPAS, PLLC an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

We are responsible for the fairness and reliability of the financial statements and other financial data included in this report. In the preparation of the financial statements, it is necessary for us to make informed estimates and judgments based on currently available information on the effects of certain events and transactions. Estimates of the oil and natural gas reserves of the Company and related future net cash flows and the present values were based upon reserve reports prepared by PeTech Enterprises, Inc. have been included in this report. All of the Company’s properties are unevaluated properties with the exception of the Hazel Project. The reserve report for 2023 included in this filing is necessary to compare proved reserves for the Hazel Project to the remaining balance of reimbursements due to MHP (the Optionee) is entitled to receive, as its sole recourse for the recoupment of drilling costs, All revenue from Hazel production is payable to MHP until such time as MHP has recovered its reasonable costs and expenses for drilling, completing, and operating the well. As of December 31, 2023, and 2022 the balance due to MHP exceeded the value of the proved reserves resulting in reportable reserves of $-0-.

We have included these estimates in reliance on the authority of such firm as an expert in such matters.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Next Bridge Hydrocarbons, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Next Bridge Hydrocarbons, Inc. (the Company) as of December 31, 2023 and 2022, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the " consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the company has an accumulated deficit, negative cash flows from operations, and has a working capital deficiency as of December 31, 2023, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB .

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and the significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe our audits provide a reasonable basis for our opinion.

Restatement of the 2023 and 2022 Consolidated Financial Statements

As discussed in Note 2 to the consolidated financial statements, the accompanying 2023 and 2022 consolidated financial statements have been restated to correct for errors.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Oil and Natural Gas Properties

As discussed in Note 2, 5 and 6 to the consolidated financial statements, the Company accounts for its oil and gas properties using the full-cost method of accounting. Management capitalizes certain oil and gas acquisition and drilling costs in unproved and unevaluated properties. To determine whether there is impairment related to the unproved and unevaluated properties, the Company evaluates considerations of lease renewals and extensions, considerations of exploratory drilling, and the ability of access of capital to develop and extend current leases.

Auditing management's evaluation of unproved and unevaluated properties can be a significant judgement given the fact that the Company uses management’s estimates and development intentions on future development plans, which are difficult to substantiate.

To evaluate the appropriateness of management's development plans, we evaluated the key factors and assumptions used to determine the development plans for unproved and unevaluated oil and gas. The procedures included, among other (i) evaluating the intentions and ability to attain lease renewals and extensions, (ii) evaluating the ability to access capital to develop and extend current leases, (iii) evaluating exploratory drilling, and (iv) management’s ongoing economic commitment related to the unproved and unevaluated properties.

s/ M&K CPAS, PLLC

We have served as the Company’s auditor since 2024

The Woodlands, TX

July 17, 2024 (August [XX], 2025 as to the effects of the restatement discussed in Note 2)

NEXT BRIDGE HYDROCARBONS INC
CONSOLIDATED BALANCE SHEETS
	Restated	Restated
	December 31	December 31,
	2023	2022
ASSETS
Current assets:
Cash	$1,668,847	$569,298
Accounts receivable, related party	-	177,519
Accounts receivable - working interest owners	207,470	-
Production receivable	1,412	-
Prepayments - development costs	131,340	150,000
Prepaid expenses	76,741	62,300
Total current assets	2,085,810	959,117

Oil and natural gas properties	53,672,579	41,619,567

Other assets	105,179	80,179

TOTAL ASSETS	$55,863,568	$42,658,863

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,777,685	$4,947,764
Prepayments, working interest owners	311,281	-
Note payable - META	-	22,573,724
Note payable - related party	41,221,028	2,000,000
Accrued interest payable, unrelated parties	-	1,571,336
Accrued interest payable, related parties	3,870,175	-
Total current liabilities	49,180,169	31,092,824

Asset retirement obligations	248,651	246,866
Total liabilities	49,428,820	31,339,690

Commitments and contingencies

Stockholders’ equity:
Preferred stock, par value $0.0001, 50,000,000 shares authorized; -0- issued and outstanding December 31, 2023 and December 31, 2022	-	-
Common stock, par value $0.0001; 500,000,000 shares authorized; 248,830,516 issued and outstanding at December 31, 2023; 165,472,241 issued and outstanding at December 31, 2022	24,883	16,547
Additional paid-in capital	106,343,260	100,846,649
Accumulated deficit	(99,933,395)	(89,544,023)
Total stockholders’ equity	6,434,748	11,319,173

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$55,863,568	$42,658,863

The accompanying notes are an integral part of these Consolidated Financial Statements.

NEXT BRIDGE HYDROCARBONS INC
CONSOLIDATED STATEMENTS OF OPERATIONS

	Restated	Restated
	Year	Year
	Ended	Ended
	December 31, 2023	December 31, 2022
Oil and natural gas sales	$26,031	$40,834

Operating expenses:
Lease operating expenses	59,059	166,567
Production taxes	1,874	2,984
General and administrative	12,095,611	8,821,945
Total operating expenses	12,156,544	8,991,496

Other income (expense)
Prospect fee income	1,700,000	-
Administration income	41,140	-
Interest income	1	496
Total other income	1,741,141	496

Loss before income taxes	(10,389,372)	(8,950,166)

Provision for income taxes	-	-

Net loss	$(10,389,372)	$(8,950,166)

Loss per common share:
Basic and Diluted	$(0.06)	$(0.05)
Weighted average number of common shares outstanding:
Basic and Diluted	180,316,865	165,472,241

The accompanying notes are an integral part of these Consolidated Financial Statements.

NEXT BRIDGE HYDROCARBONS INC
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY – RESTATED

	Common	Common	Additional
	stock	stock	paid-in	Accumulated
	shares	amount	capital	deficit	Total
Balance, December 31, 2021	165,472,241	$16,547	$100,530,049	$(80,593,857)	$19,952,739

Contributions from parent	0	-	316,600	-	316,600
Net loss	0	-	-	(8,950,166)	(8,950,166)

Balance, December 31, 2022	165,472,241	$16,547	$100,846,649	$(89,544,023)	$11,319,173

Common stock issued for working interest	83,358,275	8,336	715,333	-	723,669
Stock based compensation	0	-	4,781,278	-	4,781,278
Net loss	0	-	-	(10,389,372)	(10,389,372)

Balance, December 31, 2023	248,830,516	$24,883	$106,343,260	$(99,933,395)	$6,434,748

The accompanying notes are an integral part of these Consolidated Financial Statements.

NEXT BRIDGE HYDROCARBONS INC
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Restated	Restated
	Year	Year
	Ended	Ended
	December 31, 2023	December 31, 2022
Cash Flows From (Used in) Operating Activities
Net loss	$(10,389,372)	$(8,950,166)
Adjustments to reconcile net loss to net cash from operations:
Accretion expense	1,785	1,092
Prospect fee offset to note payable	(368,334)	(26,612)
Expense related to stock based compensation	4,781,278	-
Change in:
Accounts receivable	(208,882)	74,310
Accounts receivable, related party	-	(14,153)
Prepayments - development costs	18,660	(150,000)
Prepaid expenses	(14,440)	(59,633)
Other assets	(25,000)	(55,179)
Accounts payable and accrued expenses	(1,353,787)	4,734,248
Net cash from (used in) operating activities	(7,558,092)	(4,446,093)

Cash Flows from (used in) Investing Activities
Investment in oil and natural gas properties	(8,653,640)	(6,790,628)
Net cash from (used in) investing activities	(8,653,640)	(6,790,628)

Cash Flows From (Used in) Financing Activities
Proceeds from notes payable, related party	18,000,000	9,500,000
Payments on promissory notes	(1,000,000)	-
Prepayments, working interest owners	311,281	-
Contributions from parent, net	-	316,600
Net cash from (used in) financing activities	17,311,281	9,816,600

Net increase (decrease) in cash	1,099,549	(1,420,121)

Cash - beginning of period	569,298	1,989,419

Cash - end of period	$1,668,847	$569,298

Supplemental disclosure of cash flow information:
Cash paid for interest	$199,345	$-

Supplemental disclosure of non-cash investing and financing activities:
Common stock issued in working interest acquisition	$723,669	$-
Account receivable cancelled in WI acquisition	$177,519	$-
Initial recognition of ARO liability	$-	$223,837
Capitalized Interest	$2,498,184	$1,363,538

The accompanying notes are an integral part of these Consolidated Financial Statements.

NEXT BRIDGE HYDROCARBONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023

1.	NATURE OF BUSINESS

Prior to its incorporation, the oil and natural gas assets of Next Bridge Hydrocarbons, Inc. (the “Company”) were owned, controlled, developed and operated by Torchlight Energy Resources, Inc. (“Torchlight Energy”), including the ownership of Torchlight Hazel, LLC, a Texas limited liability company (“Torchlight Hazel”), Hudspeth Oil Corporation, a Texas corporation (“Hudspeth”), Hudspeth Operating, LLC, a Texas limited liability company (“Hudspeth Operating”), and Torchlight Energy, Inc., a Nevada corporation (“TEI”) as its subsidiaries. In 2020, Torchlight and Meta Materials, Inc. (“Meta”) entered into a definitive agreement pursuant to which Torchlight and Meta would consummate a business combination (the “Prior Business Combination”) resulting in the cessation of Torchlight’s separate corporate existence with Meta as the surviving corporation and all of the common shareholders of Torchlight becoming the holders of the Series A Preferred Stock of Meta separate and apart from the common shareholders of Meta. Further, other than Robert Lance Cook who continued on the board of directors, the other members of the board of directors and executive officers of Torchlight resigned as of the closing of that transaction. In connection with the business combination, the Meta corporate charter was revised to designate shares of the Series A Preferred Stock issuable to the Torchlight common shareholders. The rights and preferences of such preferred stock included, among other things, the right to proceeds received in connection with an outright sale or spin-off of all of the oil and natural gas assets previously owned and operated by Torchlight. In order to facilitate any such sale or spin-off, the Company was incorporated in Nevada on August 31, 2021 as OilCo Holdings, Inc. as a wholly owned subsidiary of Meta. The Company changed its name to Next Bridge Hydrocarbons, Inc. pursuant to its Amended and Restated Articles of Incorporation filed on June 30, 2022. While the Company was a wholly owned subsidiary of Meta, and prior to the Spin-Off (as defined below), the board of directors of the Company consisted of two executives from Meta and one independent director, Robert Lance Cook, and the management team was comprised of executives of Meta. Certain holders of the shares of the Series A Preferred Stock of Meta caused such shares to trade on the over-the-counter market (OTC) under the symbol MMTLP.

Effective December 14, 2022 (the “Spin-Off Date”), the Company was spun off from Meta, resulting in the Company becoming an independent company (the “Spin-Off”) with a new board of directors and slate of executive officers. In the Spin-Off, the Company’s shares of common stock were distributed, on a pro rata basis, to the then-current holders of the Meta preferred stock, which did not constitute the same holders as the common stockholders of Torchlight prior to its business combination with Meta.

2.	RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS

The Company has restated the financial statements for the years ended December 31, 2022 and 2023 due to identified errors related to impairment adjustments to the Company’s oil and natural gas properties and to apply guidance in Accounting Standards Codification Topic (“ASC”) 845-10-30-3 and 8 related to the Company’s Spin-Off transaction which occurred on December 14, 2022.

Regarding the impairment adjustment, the Company improperly recorded a 100% impairment on the Company’s oil and natural gas properties as of December 31, 2022 and any additions to oil and natural gas properties in all subsequent periods as the Company continued to incur capitalized costs related to the continued development of the Orogrande Project. The Company has determined this impairment is not in accordance with GAAP and the full cost method of accounting for oil and natural gas properties. The elimination of all value ascribed to the oil and natural gas properties by impairment of the oil and natural gas properties at December 31, 2022 and 2023 were incorrectly based on a presumption of impairment in the absence of having established oil and natural gas reserves and without having yet secured an extension to the lease, and did not properly consider the Company’s stated intentions and rights to extend the lease coupled with the Company’s ongoing efforts to evaluate the Orogrande properties in the application of the full cost method of accounting, particularly with regard to unevaluated property costs. At the time of the filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on July 17, 2024, an impairment adjustment of $80,743,013 effective as of December 31, 2022, was reflected in the comparative 2022 financial presentation. That impairment adjustment has been reversed in this restatement. The Company also had subsequent impairment adjustments in the amount of $27,167,415 for the year ended December 31, 2023, that have been reversed.

Following the Spin-Off the Company did not properly apply the guidance in ASC 845-10-30-3 and 8. The Company has determined the Spin-Off transaction is the recission of a prior business combination and therefore at the time of the Spin-Off the historical carrying value of the Company’s assets and liabilities should have been carried forward with no adjustment to fair value that was previously recorded at the time of the Prior Business Combination or as of the Spin-Off Date. Accounting for the Spin-Off of the oil and gas properties on December 14, 2022 was incorrectly based on a presumption of fair value that did not properly consider the continuity of the economic interests that had been conveyed via the preferred shares issued by Torchlight Energy Resources, Inc. to its common shareholders just prior to its reverse merger with Meta Materials Inc., and who became shareholders of the Company because of the Spin-Off from Meta Materials Inc., and, at which time shares of common stock of the Company was distributed to the then record holders of the preferred stock of Meta Materials, Inc. thus enacting the recission of a prior business combination. This affected oil and natural gas properties and additional paid in capital. Additionally, the Company should not have applied the predecessor and successor guidance related to the Spin-Off and the statements of operations, stockholder’s equity and cashflows have been restated in order to show the historical amounts related to the Company for a full 12 month period ended December 31, 2022. The net impact of returning to the historical accounting basis presentation was a reduction in oil and natural gas properties of $39,031,194, with an offsetting reduction to additional paid in capital as of the Spin-Off Date.

The adjustments made as of and for the years ended December 31, 2023 and 2022 to address the error corrections needed for these two matters to more clearly align and reflect financial statements that comply with generally accepted accounting principles are detailed below and are further applied to comparative amounts in reports for subsequent periods.

Explanation of Adjustments Related to 2022 Consolidated Financial Statements

The Company’s initial Annual Report on Form 10-K for the year ended December 31, 2022 filed on March 31, 2023 (the “2022 Original Filing”), stated the cost basis of oil and natural gas properties at $79,695,928.

After that filing the Company was notified that the auditing firm used for 2022 had been sanctioned by the SEC and was therefore required to engage new auditors for 2023 and 2022. The reaudit of 2022 ultimately resulted in a decision by management to impair 100% of the cost of oil and natural gas properties.

Reference on the schedule below the first adjustment to impair $79,695,928 and record $1,056,125 in additional accounts payable as of December 31, 2022, that should have been accrued for. The combination of these two amounts is adjusted in accumulated deficit on the consolidated balance sheet as well. A portion of the adjustment to accounts payable totaling $1,047,085 should have been capitalized to oil and gas properties and was additional impairment expense in the 2022 Original Filing leading to a total adjustment to impairment expense of $80,743,013. The additional adjustment of $9,040 in accounts payable related to general and administrative expenses incurred for the year ended December 31, 2022. These amounts affected the Company’s cashflow from operating activities.

As described above, the elimination of all value ascribed to the oil and natural gas properties by impairment of the oil and gas properties at December 31, 2022 was incorrectly based on a presumption of impairment in the absence of having established oil and natural gas reserves and without having yet secured an extension to the lease, and did not properly consider our stated intentions and rights to extend the lease coupled with our ongoing efforts to evaluate the Orogrande properties in the application of the full cost method of accounting, particularly with regard to unevaluated property costs.

After the Company filed the 2022 Original Filing, an adjustment was made to restore the 100% impairment as of December 31, 2022, that was included in the Company’s 2022 Original Filing. The adjustment in the amount of $80,743,013 is applied to reduce previously restated 2022 impairment expense for the year ended December 31, 2022 with the adjustment also effecting accumulated deficit in the same amount. This amount affected the Company’s cash flow from operating activities. The Company also identified an additional $92,253 in lease operating expenses that should have been incurred in 2022 with an offset to oil and natural gas properties. The amount also affected cashflows used in investing activities as a decrease in the amount of cash used in investment in oil and natural gas properties.

As described above, the consolidated financial statements as of December 31, 2022, are further adjusted to account for modification to accounting for the Spin-Off as the recission of a Prior Business Combination. The Company previously did not apply the guidance in ASC 845-10-30-3 and 8. The Company has determined the Spin-Off is the recission of a Prior Business Combination and therefore at the time of the Spin-Off the historical carrying value of the Company’s assets and liabilities should have been carried forward with no adjustment to fair value that was previously recorded at the time of the Prior Business Combination or as of the Spin-Off Date.

The net impact of returning to the historical cost basis was a reduction in oil and natural gas properties of $39,031,194, with the offset to reduce additional paid in capital since the fair value adjustment made previously on December 14, 2022 had increased additional paid in capital.

The conversion to change the reporting entity to include the impact of historical transactions required further adjustment to increase additional paid in capital by $88,532,203 with an offsetting increase of the same amount to accumulated deficit.

The financial statements are also restated to remove the previous presentation of predecessor and successor presentation on the consolidated statements of operations and cashflows for the year ended December 31, 2022. The Company should not have applied the predecessor and successor guidance related to the Spin-Off and the statements of operations, stockholder’s equity and cashflows have been restated in order to show the historical amounts related to the Company for a full 12-month period ended December 31, 2022

The impact of the above matters constitutes the adjustments to the following Consolidated Balance Sheets, Consolidated Statements of Operations, and Consolidated Statements of Cash Flows.

RESTATEMENT OF PREVIOUSLY ISSUED 2022 CONSOLIDATED FINANCIAL STATEMENTS

NEXT BRIDGE HYDROCARBONS INC
CONSOLIDATED BALANCE SHEETS

			December 31, 2022
			As Restated		As Restated
			for Comparative		Comparative for
	Original		in 2023 Form 10-K		2023 Form 10-K-A
	2022 Form 10K	Adjustment	Filed 7/17/24	Adjustment	Filed August 2025
ASSETS
Current assets:
Cash	$569,298	$-	$569,298	$-	$569,298
Accounts receivable	$-	$-	$-	$-	$-
Accounts receivable, related party	$177,519	$-	$177,519	$-	$177,519
Prepayments - development costs	$150,000	$-	$150,000	$-	$150,000
Prepaid expenses	$62,300	$-	$62,300	$-	$62,300
Total current assets	$959,117	$-	$959,117	$-	$959,117

Oil and natural gas properties	$79,695,928	$(79,695,928)	$-	$80,743,013	$41,619,567
				$(39,123,446)

Other assets	$80,179	$-	$80,179	$-	$80,179

TOTAL ASSETS	$80,735,224	$(79,695,928)	$1,039,296	$41,619,567	$42,658,863

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$3,891,649	$1,056,125	$4,947,774	$(10)	$4,947,764
Note Payable - META	$22,573,724	$-	$22,573,724	$-	$22,573,724
Note Payable - Related Party	$2,000,000	$-	$2,000,000	$-	$2,000,000
Accrued interest payable	$1,571,336	$-	$1,571,336	$-	$1,571,336

Total current liabilities	$30,036,709	$1,056,125	$31,092,834	$(10)	$31,092,824
	$-
Asset retirement obligations	$246,866	$-	$246,866	$-	$246,866
	$-
Total liabilities	$30,283,575	$1,056,125	$31,339,700	$(10)	$31,339,690

Stockholders’ equity (deficit):
Preferred stock, par value $0.001, 500,000,000 shares authorized; -0- issued and outstanding December 31, 2022	$-	$-	$-	$-	$-
Common stock, par value $0.001; 500,000,000 shares authorized;	$16,547	$-	$16,547	$-	$16,547
165,472,241 issued and outstanding at December 31, 2022;	$-	$-
Additional paid-in capital	$51,345,640	$-	$51,345,640	$49,501,009	$100,846,649
Accumulated deficit	$(910,538)	$(80,752,053)	$(81,662,591)	$(7,881,432)	$(89,544,023)

Total stockholders’ equity (deficit)	$50,451,649	$(80,752,053)	$(30,300,404)	$41,619,577	$11,319,173

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$80,735,224	$(79,695,928)	$1,039,296	$41,619,567	$42,658,863

NEXT BRIDGE HYDROCARBONS INC
CONSOLIDATED STATEMENTS OF OPERATIONS

				Comparative for	Comparative for
	Original 2022 Form 10K	Original 2022 Form 10K		Original 2023 10K	Original 2023 10K		As Restated
	Successor Period	Predecessor Period	Restatement	Successor Period	Predecessor Period	Restatement	Comparative for
	December 15, 2022	January 1, 2022	Adjustment	December 15, 2022	January 1, 2022	Adjustment	2023 Form 10-K-A
	December 31, 2022	December 14, 2022	(Successor)	December 31, 2022	December 14, 2022	(Successor)	Filed August 2025
Oil and gas sales	$2,561	$38,273	$-	$2,561	$38,273	$-	$40,834

Operating expenses:

Lease operating expenses	$5,826	$68,488	$-	$5,826	$68,488	$92,253	$166,567
Production taxes	$229	$2,755	$-	$229	$2,755	$-	$2,984
General and administrative	$907,045	$7,905,860	$9,040	$916,085	$7,905,860	$-	$8,821,945
Impairment expense	$-	$-	$80,743,013	$80,743,013	$-	$(80,743,013)	$-
Total operating expenses	$913,100	$7,977,103	$80,752,053	$81,665,153	$7,977,103	$(80,650,760)	$8,991,496

Other income
Interest income	$1	$495	$-	$1	$495	$-	$496
Total other income	$1	$495	$-	$1	$495	$-	$496

Loss before income taxes	$(910,538)	$(7,938,335)	$(80,752,053)	$(81,662,591)	$(7,938,335)	$80,650,760	$(8,950,166)

Provision for income taxes	$-	$-	$-	$-	$-	$-	$-

Net loss	$(910,538)	$(7,938,335)	$(80,752,053)	$(81,662,591)	$(7,938,335)	$80,650,760	$(8,950,166)

Loss per common share:
Basic and Diluted	$(0.01)	$(0.05)		$(0.49)	$(0.05)		$(0.05)
Weighted average number of common shares outstanding:
Basic and Diluted	165,472,241	165,472,241		165,472,241	165,472,241		165,472,241

NEXT BRIDGE HYDROCARBONS INC
CONSOLIDATED STATEMENTS OF CASH FLOWS

				Comparative for	Comparative for
	Original 2022 10K	Original 2022 10K		Original 2023 10K	Original 2023 10K		As Restated
	Successor	Predecessor		Successor	Predecessor		for Comparative in
	December 15, 2022	January 1, 2022	Adjustment	December 15, 2022	January 1, 2022	Adjustment	2023 Form 10-K-A
	December 31, 2022	December 14, 2022	(Successor)	December 31, 2022	December 14, 2022	(Successor)	Filed August 2025

Cash Flows From (Used in) Operating Activities
Net loss	$(910,538)	$(7,938,335)	$(80,752,053)	$(81,662,591)	$(7,938,335)	$80,650,760	$(8,950,166)
Adjustments to reconcile net loss to net cash from operations:
Accretion expense	$1,092			$1,092	$-	$-	$1,092
Bad debt expense	$-	$(26,612)		$-	$(26,612)	$-	$(26,612)
Impairment expense	$-	$-		$80,743,013	$-	$(80,743,013)	$-
Change in:
Accounts receivable	$-	$74,310		$-	$74,310	$-	$74,310
Accounts receivable, related party	$-	$(14,153)		$-	$(14,153)	$-	$(14,153)
Prepayments - development costs	$-	$(150,000)		$-	$(150,000)	$-	$(150,000)
Other assets	$39,185	$(94,364)		$39,185	$(94,364)	$-	$(55,179)
Prepaid expenses	$(58,225)	$(1,408)		$(58,225)	$(1,408)	$-	$(59,633)
Accounts payable and accrued expenses	$1,154,917	$2,524,381		$2,209,867	$2,524,381	$-	$4,734,248
Accrued interest payable	$(1,091)	$-		$-	$-	$-	$-
Net cash from (Used in) operating activities	$225,340	$(5,626,181)		$1,272,341	$(5,626,181)	$(92,253)	$(4,446,093)
Cash Flows From (Used in) Investing Activities	$(1,976,029)	$(3,859,851)		$(3,023,030)	$(3,859,851)	$92,253	$(6,790,628)
Net cash from (Used in) investing activities	$(1,976,029)	$(3,859,851)		$(3,023,030)	$(3,859,851)	$92,253	$(6,790,628)

Cash Flows From Financing Activities	$2,000,000	$7,500,000		$2,000,000	$7,500,000	$-	$9,500,000
	$-	$316,600		$-	$316,600	$-	$316,600
Net cash from financing activities	$2,000,000	$7,816,600		$2,000,000	$7,816,600	$-	$9,816,600

Net increase (decrease) in cash	$249,311	$(1,669,432)		$249,311	$(1,669,432)	$-	$(1,420,121)

Cash - beginning of year	$319,987	$1,989,419		$319,987	$1,989,419	$-	$1,989,419
Cash - end of year	$569,298	$319,987		$569,298	$319,987	$-	$569,298

Supplemental disclosure of cash flow information:
Cash paid for interest	$-	$-	$-	$-	$-	$-	$-
Cash paid for state franchise tax	$-	$-	$-	$-	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:

Issuance of common stock	$-	$16,547	$-	$-	$16,547	$-	$16,547
Account payable reduced by expense offset	$15,638	$-	$-	$15,638	$-	$-	$15,638
Initial recognition of ARO liability	$-	$-	$-	$-	$-	$223,837	$223,837
Capitalized Interest included in interest payable	$74,210	$1,289,328	$-	$74,210	$1,289,328		$1,363,538

RESTATEMENT OF PREVIOUSLY ISSUED 2023 FINANCIAL STATEMENTS

The Company’s initial Annual Report on Form 10-K for the year ended December 31, 2023 filed on July 17, 2024 (the “2023 Original Filing”), is also restated to account for the changes noted above related to the financial statements as of and for the year ended December 31, 2022. The carry forward impact of the 2022 restatement was an increase to oil and natural gas properties of $41,619,567, an increase to additional paid in capital of $49,501,009 and an increase in accumulated deficit of $7,881,442.

Following the previous impairment of 100% of the value of oil and natural gas properties as of December 31, 2022, further impairments of development costs incurred in subsequent quarterly periods in 2023 were recorded in those periods to be consistent with the reversal of the 100% impairment at the end of 2022. As previously stated, the Company has determined this to be incorrect and reverse the impairment incurred during the year ended December 31, 2023 in the amount of $27,167,415. This amount is also adjusted to accumulated deficit as of December 31, 2023 and operating cashflows for the year ended December 31, 2023.

The Company has also restated each quarterly financial statement related to previously filed 2023 quarterly financial statements. See Note 3 for discussion and the restated consolidated financial statements for each quarter.

The Company also has made additional restatement adjustments to modify accounting for the acquisition of additional working interest in the Orogrande Project in April 2023. The consideration for the acquisition was common stock of the Company. Adjustments to the value per share of the stock issued were made to acknowledge the impact on the per share value of the stock, taking into account the corrections to the value of the Company assets as described above. The initial value of the stock issued in the acquisition was $15,838,073 and has been adjusted to $723,669. The decrease to oil and natural gas properties was $15,114,404 with an offset to decrease additional paid in capital. The amount also restated non-cash investing activities for a decrease of $15,114,404.

The impact of the above matters constitutes the adjustments to the following Consolidated Balance Sheets, Consolidated Statements of Operations, and Consolidated Statements of Cash Flows.

NEXT BRIDGE HYDROCARBONS INC
CONSOLIDATED BALANCE SHEETS

	December 31, 2023		Restated
	As Filed		December 31, 2023
	in 2023 Form 10-K		in 2023 Form 10-K-A
	Filed 7/17/24	Restatement	Filed August 2025
ASSETS
Current assets:
Cash	$1,668,847	-	1,668,847
Accounts receivable	207,470	-	207,470
Production receivable	1,412	-	1,412
Accounts receivable, related party	-	-	-
Prepayments - development costs	131,340	-	131,340
Prepaid expenses	76,741	-	76,741
Total current assets	2,085,810	-	2,085,810

Oil and natural gas properties	-	53,672,579	53,672,579

Other assets	105,179	-	105,179

TOTAL ASSETS	$2,190,989	53,672,579	$55,863,568

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$3,777,693	(8)	3,777,685
Preayments, working interest owners	311,281	-	311,281
Note Payable - Related Party	41,221,028	-	41,221,028
Accrued interest payable	3,870,175	-	3,870,175

Total current liabilities	49,180,177	(8)	49,180,169

Asset retirement obligations	248,651	-	248,651

Total liabilities	49,428,828	(8)	49,428,820

Commitments and contingencies

Stockholders’ equity (deficit):
Preferred stock, par value $0.001, 500,000,000 shares authorized; -0- issued and outstanding December 31, 2023	-	-	-
Common stock, par value $0.001; 500,000,000 shares authorized; 248,830,516 issued and outstanding at December 31, 2023;	24,883	-	24,883

Additional paid-in capital	71,956,656	34,386,604	106,343,260
Accumulated deficit	(119,219,378)	19,285,983	(99,933,395)

Total stockholders’ equity (deficit)	(47,237,839)	53,672,587	6,434,748

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$2,190,989	53,672,579	55,863,568

NEXT BRIDGE HYDROCARBONS INC
CONSOLIDATED STATEMENTS OF
OPERATIONS

	December 31, 2023		Restated
	As Filed		December 31, 2023
	in 2023 Form 10-K		in 2023 Form 10-K-A
	Filed 7/17/24	Restatement	Filed August 2025
Oil and gas sales	$26,031	$-	$26,031

Operating expenses:

Lease operating expenses	59,059	0	59,059
Production taxes	1,874	0	1,874
General and administrative	12,095,611	-	12,095,611
Impairment expense	27,167,415	(27,167,415)	-
Total operating expenses	39,323,959	(27,167,415)	12,156,544

Other income (expense)
Prospect fee income	1,700,000		1,700,000
Administration income	41,140		41,140
Interest income	1		1
Total expense, net	1,741,141	-	1,741,141

Loss before income taxes	(37,556,787)	27,167,415	(10,389,372)

Provision for income taxes	-	-	-

Net loss	$(37,556,787)	$27,167,415	$(10,389,372)

Loss per common share:
Basic and Diluted	$(0.21)		$(0.06)
Weighted average number of common shares outstanding:
Basic and Diluted	180,316,865		180,316,865

NEXT BRIDGE HYDROCARBONS INC
CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31, 2023		Restated
	As Filed		December 31, 2023
	in 2023 Form 10-K		in 2023 Form 10-K-A
	Filed 7/17/24	Adjustment	Filed August 2025
Cash Flows From (Used in) Operating
Net loss	$(37,556,787)	$27,167,415	$(10,389,372)
Adjustments to reconcile net loss to net cash from operations:
Accretion expense	1,785	-	1,785
Impairment expense	27,167,415	(27,167,415)	-
Expense related to stock based compensation	4,781,279	-	4,781,279
Prospect fee offset to note payable	(368,334)	-	(368,334)
Change in:
Accounts receivable	(208,882)	-	(208,882)
Prepayments - development costs	18,660	-	18,660
Other assets	(25,000)	-	(25,000)
Prepaid expenses	(14,441)	-	(14,441)
Accounts payable and accrued expenses	(1,353,787)	-	(1,353,787)
Net cash from (Used in) operating activities	(7,558,092)	-	(7,558,092)

Cash Flows From (Used in) Investing Activities
Investment in oil and gas properties	(8,653,640)	-	(8,653,640)
Net cash from (Used in) investing activities	(8,653,640)	-	(8,653,640)

Cash Flows From Financing Activities
Proceeds from notes payable	18,000,000	-	18,000,000
Payments on promissory notes	(1,000,000)	-	(1,000,000)
Prepayments, working interest owners	311,281	-	311,281
Net cash from financing activities	17,311,281	-	17,311,281

Net increase (decrease) in cash	1,099,549	-	1,099,549

Cash - beginning of year	569,298	-	569,298
Cash - end of year	$1,668,847	$-	$1,668,847

Supplemental disclosure of cash flow
Cash paid for interest	$199,435	$-	$199,435

Supplemental disclosure of non-cash investing and financing activities:
Common stock issued in working interest acquisition	$15,838,073	$(15,114,404)	$723,669
Account receivable cancelled in WI acquisition	$177,519	$-	$177,519
Capitalized Interest included in interest payable	$2,498,184	$-	$2,498,184

3.	RESTATEMENTS OF PREVIOUSLY ISSUED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The Company’s Form 10-Qs as originally filed for each quarter ended in 2023, are also restated to account for the changes in Note 2 related to the financial statements as of and for the three months ended March 31, 2023, as of and for the three and six months ended June 30, 2023, and as of and for the three and nine months ended September 30, 2023. The carry forward impact of the 2022 restatement was an increase to oil and natural gas properties of $41,619,567, an increase to additional paid-in capital of $49,501,009 and an increase in accumulated deficit of $7,881,442 as of January 1, 2023. These amounts impact each of the quarter ended financial statements in the same as a carryforward.

RESTATEMENT OF PREVIOUSLY ISSUED INTERIM MARCH 31, 2023 FINANCIAL STATEMENTS

Restatements as of and for the three months ended March 31, 2023 consist of the carry forward impact of the error corrections described in Note 2 related to the reversal of fair value adjustment to account for the Spin-Off as a recission of a Prior Business Combination. This correction resulted in a decrease to oil and natural gas properties of $39,031,194 and an offset to additional paid in capital. Additionally to properly account for the Spin-Off and the impact of historical transactions the corrections increased additional paid in capital by $88,532,203 with an offsetting increase of the same amount to accumulated deficit. The Company also made a correction for the reclassification of lease operating expense in the amount of $92,252 that was offset to oil and natural gas properties. The Company also identified and adjusted stock compensation expense in the amount of $100,005. This amount also affected cashflow from operations.

The impact of the above matters constitutes the adjustments to the following Consolidated Balance Sheets, Consolidated Statements of Operations, and Consolidated Statements of Cash Flows.

NEXT BRIDGE HYDROCARBONS INC
CONSOLIDATED BALANCE SHEETS MARCH 31, 2023
UNAUDITED

	As Originally
	Reported	Restatement	As Restated
ASSETS
Current assets:
Cash	$5,301,647	$0	$5,301,647
Accounts receivable, related party	$177,519	$0	$177,519
Prepaid expenses	$51,184	$0	$51,184
Total current assets	$5,530,350	$0	$5,530,350

Oil and gas properties, net of impairment	$88,626,670	($39,123,446)	$49,503,224

Other assets	$80,179	$0	$80,179

TOTAL ASSETS	$94,237,199	($39,123,446)	$55,113,753

LIABILITIES AND STOCKHOLDERS’ EQUITY(DEFICIT)
Current liabilities:
Accounts payable	$5,375,669	$0	$5,375,669
Note Payable - META	$21,589,362	$0	$21,589,362
Note Payable - Related Party	$16,875,000	$0	$16,875,000
Accrued interest payable	$1,935,084	$0	$1,935,084
Total current liabilities	$45,775,115	$0	$45,775,115

Asset retirement obligations	$252,731	$0	$252,731

Total liabilities	$46,027,846	$0	$46,027,846

Commitments and contingencies

Stockholders’ equity(deficit):
Preferred stock, par value $0.001, 500,000,000 shares authorized; -0- issued and outstanding March 31, 2023	$0	$0	$0
Common stock, par value $0.001; 500,000,000 shares authorized; 165,472,241 issued and outstanding at March 31, 2023;	$16,547	$0	$16,547
Additional paid-in capital	$51,490,795	$49,601,014	$101,091,809
Accumulated deficit	($3,297,989)	($88,724,460)	($92,022,449)
Total stockholders’ equity(deficit)	$48,209,353	($39,123,446)	$9,085,907

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY(DEFICIT)	$94,237,199	($39,123,446)	$55,113,753

NEXT BRIDGE HYDROCARBONS INC
CONSOLIDATED STATEMENTS OF OPERATIONS
Three Months ended March 31, 2023
UNAUDITED

	As	As
	Originally Reported	Restatements	Restated
Oil and gas sales	$10,924	$0	$10,924

Operating expenses:

Lease operating expenses	$15,816	$0	$15,816
Production taxes	$786	$0	$786
General and administrative	$2,381,774	$90,975	$2,472,749
Impairment expense	$0	$0	$0
Total operating expenses	$2,398,376	$90,975	$2,489,351

Other income
Interest income	$1	$0	$1
Total other income	$1	$0	$1

Loss before income taxes	($2,387,451)	($90,975)	($2,478,426)

Provision for income taxes	$0	$0	$0

Net loss	($2,387,451)	($90,975)	($2,478,426)

Loss per common share:
Basic and Diluted	($0.01)		($0.01)
Weighted average number of common shares outstanding:
Basic and Diluted	165,472,241		165,472,241

NEXT BRIDGE HYDROCARBONS INC
CONSOLIDATED STATEMENTS OF CASH FLOWS THREE MONTHS ENDED MARCH 31, 2023
UNAUDITED

	As		As
	Originally Reported	Restatements	Restated
Cash Flows Used in Operating Activities
Net loss	($2,387,451)	($90,975)	($2,478,426)
Adjustments to reconcile net loss to net cash from operations:
Accretion expense	$5,865	$0	$5,865
Stock compensation expense	$145,155	$100,005	$245,160
Impairment expense	$0	$0	$0
Change in:
Prepayments - development costs	$150,000	$0	$150,000
Prepaid expenses	$11,117	$0	$11,117
Accounts payable and accrued expenses	$1,499,658	($9,030)	$1,490,628
Net cash used in operating activities	($575,656)	$0	($575,656)

Cash Flows Used in Investing Activities
Investment in oil and gas properties	($8,437,883)	$0	($8,437,883)

Net cash used in investing activities	($8,437,883)	$0	($8,437,883)

Cash Flows From Financing Activities
Proceeds from notes payable, related party	$14,875,000	$0	$14,875,000
Payments on promissory notes	($1,129,112)	$0	($1,129,112)
Net cash from financing activities	$13,745,888	$0	$13,745,888

Net increase in cash	$4,732,349		$4,732,349

Cash - beginning of year	$569,298	$0	$569,298
Cash - end of year	$5,301,647	$0	$5,301,647

Supplemental disclosure of cash flow information:
Cash paid for interest	$129,112	$0	$129,112
Cash paid for income tax	$0	$0	$0

Supplemental disclosure of non-cash investing and financing activities:
Capitalized Interest included in interest payable	$492,860	$0	$492,860

RESTATEMENT OF PREVIOUSLY ISSUED INTERIM JUNE 30, 2023 FINANCIAL STATEMENTS

The Company’s initial Form 10-Q for the quarter ended June 30, 2023 filed on August 14, 2023 (the “Q2 2023 Original Filing”).

After that filing the Company was notified that the auditing firm used for 2022 had been sanctioned by the SEC and was therefore required to engage new auditors for 2023 and 2022. The reaudit of 2022 ultimately resulted in a decision by management to impair 100% of the cost of oil and natural gas properties.

Restatements of the Q2 2023 Original Filing as of and for the three and six months ended June 30, 2023 consist of the carry forward impact of the adjustments described in Note 2. Additionally, impairment to oil and natural gas properties for the three and six months ended June 30, 2023 of $17,127,020 and $25,008,677 was incurred in the initial restatement to the Q2 2023 Original Filing. These amounts are also adjusted to accumulated deficit as of June 30, 2023 and cashflows from operating activities. The Company identified an error related to the valuation of stock based compensation and restated the Q2 2023 Original Filing for the three and six months ended June 30, 2023 of $596,868 and $687,833. These amounts affected general and administrative expenses, additional paid in capital and cashflows from operating activities.

As described in Note 2, the elimination of all value ascribed to the oil and natural gas properties by impairment of the oil and gas properties at December 31, 2022 was incorrectly based on a presumption of impairment in the absence of having established oil and natural gas reserves and without having yet secured an extension to the lease, and did not properly consider the Company’s stated intentions and rights to extend the lease coupled with the Company’s ongoing efforts to evaluate the Orogrande properties in the application of the full cost method of accounting, particularly with regard to unevaluated property costs.

After the Company filed the Form S-1/A filed August 28, 2024, additional restatements were made to restate oil and natural gas properties and additional historical balances as described in Note 2.

Following the previous impairment of 100% of the value of oil and natural gas properties as of December 31, 2022, further impairments of development costs incurred in subsequent quarterly periods in 2023 were recorded in those periods to be consistent with the reversal of the 100% impairment at the end of 2022. As previously stated the Company has determined this to be incorrect and reverse the impairment incurred during 2023. The amount of impairment that has been reversed for the three and six months ended June 30, 2023 is $17,127,020 and $25,008,677. These amounts are also adjusted to accumulated deficit as of June 30, 2023 and operating cashflows.

Additional adjustments have been made to modify accounting for the acquisition of additional working interest in the Orogrande Project in April 2023. The consideration for the acquisition was common stock of the Company. Adjustments to the value per share of the stock issued were made to acknowledge the impact on the per share value of the stock, taking into account the corrections to the value of the Company assets as described in Note 2 above. The initial value of the stock issued in the acquisition was $15,838,073 and has been adjusted to $723,669.

The impact of the above matters constitutes the adjustments to the following Consolidated Balance Sheets, Consolidated Statements of Operations, and Consolidated Statements of Cash Flows.

NEXT BRIDGE HYDROCARBONS INC
CONSOLIDATED BALANCE SHEETS - JUNE 30, 2023
UNAUDITED

			As Last Reported
	As		on Form S-1/A
	Originally		Filed		As
	Filed	Restatement	August 28, 2024	Restatement	Restated
ASSETS
Current assets:
Cash	$737,404	$0	$737,404	$0	$737,404
Prepayments - development costs	$4,034	$0	$4,034	$0	$4,034
Prepaid expenses	$32,614	$0	$32,614	$0	$32,614
Total current assets	$774,052	$0	$774,052	$0	$774,052

Oil and natural gas properties, net	$118,255,432	($118,255,432)	$0	$51,513,840	$51,513,840

Other assets	$80,179	$0	$80,179	$0	$80,179

TOTAL ASSETS	$119,109,663	($118,255,432)	$854,231	$51,513,840	$52,368,071

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable	$1,271,140	$0	$1,271,140	$0	$1,271,140
Note Payable - META	$21,589,362	$0	$21,589,362	$0	$21,589,362
Note Payable - Related Party	$19,000,000	$0	$19,000,000	$0	$19,000,000
Accrued interest payable	$2,511,173	$0	$2,511,173	$0	$2,511,173

Total current liabilities	$44,371,675	$0	$44,371,675	$0	$44,371,675

Asset retirement obligations	$258,802	$0	$258,802	$0	$258,802

Total liabilities	$44,630,477	$0	$44,630,477	$0	$44,630,477

Commitments and contingencies

Stockholders’ equity (deficit):
Preferred stock, par value $0.001, 500,000,000 shares authorized; -0- issued and outstanding June 30, 2023	$0		$0	$0	$0
Common stock, par value $0.001; 500,000,000 shares authorized; 248,830,516 issued and outstanding at June 30, 2023;	$99,905	($75,022)	$24,883	$0	$24,883
Additional paid-in capital	$80,133,023	($11,731,847)	$68,401,176	$34,386,605	$102,787,781
Accumulated deficit	($5,753,742)	($106,448,563)	($112,202,305)	$17,127,235	($95,075,070)
Total stockholders’ equity	$74,479,186	($118,255,432)	($43,776,246)	$51,513,840	$7,737,594

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$119,109,663	($118,255,432)	$854,231	$51,513,840	$52,368,071

NEXT BRIDGE HYDROCARBONS INC
CONSOLIDATED STATEMENTS OF OPERATIONS
Six and Three Months Ended June 30, 2023
UNAUDITED

	Six Months Ended June 30, 2023					Three Months Ended June 30, 2023
			As Last Reported					As Reported
	As		on Form S-1/A			As		on Form S-1/A
	Originally		Filed		As	Originally		Filed		As
	Filed	Restatement	August 28, 2024	Restatement	Restated	Filed	Restatement	August 28, 2024	Restatement	Restated

Oil and natural gas sales	$15,765	$0	$15,765	$0	$15,765	$4,841	$0	$4,841	$0	$4,841

Operating expenses:
Lease operating expenses	$26,510	$0	$26,510	$0	$26,510	$10,694	$0	$10,694	$0	$10,694
Production taxes	$1,135	$0	$1,135	$0	$1,135	$349	$0	$349	$0	$349
General and administrative	$4,831,325	$687,833	$5,519,158	$0	$5,519,158	$2,449,551	$596,868	$3,046,419	$0	$3,046,419
Impairment expense	$0	$25,008,677	$25,008,677	($25,008,677)	$0	$0	$17,125,020	$17,125,020	($17,125,020)	$0
Total operating expenses	$4,858,970	$25,696,510	$30,555,480	($25,008,677)	$5,546,803	$2,460,594	$17,721,888	$20,182,482	($17,125,020)	$3,057,462

Other income
Interest income	$1	$0	$1	$0	$1	$0	$0	$0	$0	$0
Total other income	$1	$0	$1	$0	$1	$0	$0	$0	$0	$0

Loss before income taxes	($4,843,204)	($25,696,510)	($30,539,714)	$25,008,677	($5,531,037)	($2,455,753)	($17,721,888)	($20,177,641)	$17,125,020	($3,052,621)

Provision for income taxes	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

Net loss	($4,843,204)	($25,696,510)	($30,539,714)	$25,008,677	($5,531,037)	($2,455,753)	($17,721,888)	($20,177,641)	$17,125,020	($3,052,621)

Loss per common share:
Basic and Diluted	($0.02)		($0.16)		($0.03)	($0.01)		($0.09)		($0.01)
Weighted average number of common shares outstanding:
Basic and Diluted	195,407,533		195,407,533		195,407,533	225,013,866		225,013,866		225,013,866

NEXT BRIDGE HYDROCARBONS INC
CONSOLIDATED STATEMENTS OF CASH FLOWS
Six Months Ended June 30, 2023
UNAUDITED

			As Last Reported
	As		on Form S-1/A
	Originally		Filed		As
	Filed	Restatement	August 28, 2024	Restatement	Restated

Cash Flows from (used in) Operating Activities
Net loss	($4,843,204)	($25,696,510)	($30,539,714)	$25,008,677	($5,531,037)
Adjustments to reconcile net loss to net cash from operations:					$0
Accretion expense	$11,936	$0	$11,936	$0	$11,936
Expense related to stock options issued	$528,927	$696,873	$1,225,800	$0	$1,225,800
Impairment expense		$25,008,677	$25,008,677	($25,008,677)	$0
Change in:
Accounts receivable	$0	$0	$0	$0	$0
Accounts receivable, related party	$0	$0	$0	$0	$0
Prepayments - development costs	$150,000	$0	$150,000	$0	$150,000
Prepaid expenses	$25,652	$0	$25,652	$0	$25,652
Accounts payable and accrued expenses	($2,604,872)	($1,056,126)	($3,660,998)	$0	($3,660,998)
Net cash used in operating activities	($6,731,561)	($1,047,086)	($7,778,647)	$0	($7,778,647)

Cash Flows From (used in) Investing Activities
Investment in oil and natural gas properties	($8,900,988)	$1,047,086	($7,853,902)	$0	($7,853,902)
Net cash from (used in) investing activities	($8,900,988)	$1,047,086	($7,853,902)	$0	($7,853,902)

Cash Flows From Financing Activities
Proceeds from notes payable, related party	$17,000,000	$0	$17,000,000	$0	$17,000,000
Payments on promissory notes	($1,000,000)	$0	($1,000,000)	$0	($1,000,000)
Payments on accrued interest	($199,345)	$0	($199,345)	$0	($199,345)
Net cash from financing activities	$15,800,655	$0	$15,800,655	$0	$15,800,655

Net increase (decrease) in cash	$168,106	$0	$168,106	$0	$168,106

Cash - beginning of period	$569,298	$0	$569,298	$0	$569,298
Cash - end of period	$737,404	$0	$737,404	$0	$737,404

Supplemental disclosure of cash flow information:
Cash paid for interest	$199,345	$0	$199,345	$0	$199,345

Supplemental disclosure of non-cash investing and financing activities:
Common stock issued for working interest	$28,341,814	($12,503,742)	$15,838,072	($15,114,403)	$723,669
Account receivable-related party discharged in WI acqisition	$177,519	$0	$177,519	$0	$177,519
Capitalized Interest	$1,139,183	$0	$1,139,183	$0	$1,139,183

RESTATEMENT OF PREVIOUSLY ISSUED INTERIM SEPTEMBER 30, 2023 FINANCIAL STATEMENTS

The Company’s initial Form 10-Q for the quarter ended September 30, 2023 filed on November 14, 2023 (the “Q3 2023 Original Filing”).

After that filing the Company was notified that the auditing firm used for 2022 had been sanctioned by the SEC and the Company was therefore required to engage new auditors for 2023. In the course of the new auditors’ examination for the year ended December 31, 2023, it was required that opening entries carried forward from 2022 be examined. When it was discovered that all appropriate auditing procedures had not been applied in the previous 2022 audit, management extended the 2023 engagement to include reaudit of 2022 which ultimately resulted in a decision by management to impair 100% of the cost of oil and natural gas properties.

Restatements of the of the Q3 2023 Original Filing as of and for the three and nine months ended September 30, 2023 consist of the carry forward impact of the adjustments described in Note 2. Additionally, impairment to oil and natural gas properties for the three and nine months ended September 30, 2023 of $1,282,738 and $26,291,415 was incurred in the initial restatement to the Q3 2023 Original Filing. These amounts are also adjusted to accumulated deficit as of September 30, 2023 and cashflows from operating activities. The Company identified an error related to the valuation of stock based compensation and restated the Q3 2023 Original Filing for the three and nine months ended September 30, 2023 of $1,046,332 and $1,734,165. These amounts affected general and administrative expenses, additional paid in capital and cashflows from operating activities.

As described in Note 2, the elimination of all value ascribed to the oil and natural gas properties by impairment of the oil and natural gas properties at December 31, 2022 was incorrectly based on a presumption of impairment in the absence of having established oil and natural gas reserves and without having yet secured an extension to the lease, and did not properly consider the Company’s stated intentions and rights to extend the lease coupled with our ongoing efforts to evaluate the Orogrande properties in the application of the full cost method of accounting, particularly with regard to unevaluated property costs.

After the Company filed the Form 10-Q for September 30, 2024 on November 14, 2023, additional restatements were made to restate oil and natural gas properties and additional historical balances as described in Note 2.

Following the previous impairment of 100% of the value of oil and natural gas properties as of December 31, 2022, further impairments of development costs incurred in subsequent quarterly periods in 2023 were recorded in those periods to be consistent with the reversal of the 100% impairment at the end of 2022. As previously stated the Company has determined this to be incorrect and reverse the impairment incurred during 2023. The amount of impairment that has been reversed for the three and nine months ended September 30, 2023 is $1,282,738 and $26,291,415. These amounts are also adjusted to accumulated deficit as of September 30, 2023 and operating cashflows for those quarters.

The Company also has made additional restatement adjustments to modify accounting for the acquisition of additional working interest in the Orogrande Project in April 2023. The consideration for the acquisition was common stock of the Company. Adjustments to the value per share of the stock issued were made to acknowledge the impact on the per share value of the stock, taking into account the corrections to the value of the Company assets as described above. The initial value of the stock issued in the acquisition was $15,838,073 and has been adjusted to $723,669. The decrease to oil and natural gas properties was $15,114,404 with an offset to decrease additional paid in capital. The amount also restated non-cash investing activities for a decrease of $15,114,404.

The impact of the above matters constitutes the adjustments to the following Consolidated Balance Sheets, Consolidated Statements of Operations, and Consolidated Statements of Cash Flows.

NEXT BRIDGE HYDROCARBONS INC
CONSOLIDATED BALANCE SHEETS - SEPTEMBER 30, 2023
UNAUDITED

			As Last Reported
			for Comparative
			9/30/2023 in 10Q for
	As		9/30/2024
	Originally		Filed		As
	Filed	Restatement	November 13, 2024	Restatement	Restated
ASSETS
Current assets:
Cash	$4,884,997	$0	$4,884,997	$0	$4,884,997
Prepayments - development costs	$110,750	$0	$110,750	$0	$110,750
Prepaid expenses	$70,908	$0	$70,908	$0	$70,908
Total current assets	$5,066,655	$0	$5,066,655	$0	$5,066,655

Oil and natural gas properties, net	$119,538,170	($119,538,170)	$0	$52,796,578	$52,796,578

Other assets	$105,179	$0	$105,179	$0	$105,179

TOTAL ASSETS	$124,710,004	($119,538,170)	$5,171,834	$52,796,578	$57,968,412

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable	$1,285,641	$0	$1,285,641	$0	$1,285,641
Prepayments, working interest owners	$5,611,892	$0	$5,611,892	$0	$5,611,892
Note Payable - Related Party	$41,589,362	$0	$41,589,362	$0	$41,589,362
Accrued interest payable	$3,191,007	$0	$3,191,007	$0	$3,191,007

Total current liabilities	$51,677,902	$0	$51,677,902	$0	$51,677,902

Asset retirement obligations	$264,826	$0	$264,826	$0	$264,826

Total liabilities	$51,942,728	$0	$51,942,728	$0	$51,942,728
Commitments and contingencies

Stockholders’ equity (deficit):
Preferred stock, par value $0.001, 500,000,000 shares authorized; -0- issued and outstanding September 30, 2023	$0	$0	$0	$0	$0
Common stock, par value $0.001; 500,000,000 shares authorized; 248,830,516 issued and outstanding at September 30, 2023;	$24,883	$0	$24,883	$0	$24,883

Additional paid-in capital	$80,971,349	($23,282,357)	$57,688,992	46,899,385	$104,588,377
Accumulated deficit	($8,228,956)	($96,255,813)	($104,484,769)	5,897,193	($98,587,576)
Total stockholders’ equity	$72,767,276	($119,538,170)	($46,770,894)	$52,796,578	$6,025,684

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$124,710,004	($119,538,170)	$5,171,834	$52,796,578	$57,968,412

NEXT BRIDGE HYDROCARBONS INC
CONSOLIDATED STATEMENTS OF OPERATIONS
Nine and Three Months Ended September 30, 2023
UNAUDITED

		Nine Months Ended September 30, 2023					Three Months Ended September 30, 2023
			As Last Reported					As Last Reported
	As		for Comparative			As		for Comparative
	Originally		9/30/2023 in 10Q		As	Originally		9/30/2023 in 10Q		As
	Filed	Restatement	for 9/30/2024	Restatement	Restated	Filed	Restatement	for 9/30/2024	Restatement	Restated

Oil and natural gas sales	$23,496	$0	$23,496	$0	$23,496	$7,731	$0	$7,731	$0	$7,731

Operating expenses:
Lease operating expenses	$36,812	$0	$36,812	$0	$36,812	$10,302	$0	$10,302	$0	$10,302
Production taxes	$1,692	$0	$1,692	$0	$1,692	$557	$0	$557	$0	$557
General and administrative	$7,303,411	$1,725,125	$9,028,536		$9,028,536	$2,472,086	$1,037,292	$3,509,378	$0	$3,509,378
Impairment expense	$0	$26,291,415	$26,291,415	($26,291,415)	$0	$0	$1,282,738	$1,282,738	($1,282,738)	$0
Total operating expenses	$7,341,915	$28,016,540	$35,358,455	($26,291,415)	$9,067,040	$2,482,945	$2,320,030	$4,802,975	($1,282,738)	$3,520,237

Other income
Interest expense	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Interest income	$1	$0	$1	$0	$1	$0	$0	$0	$0	$0
Total other income	$1	$0	$1	$0	$1

Loss before income taxes	($7,318,418)	($28,016,540)	($35,334,958)	$26,291,415	($9,043,543)	($2,475,214)	($2,320,030)	($4,795,244)	$1,282,738	($3,512,506)

Provision for income taxes	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

Net loss	($7,318,418)	($28,016,540)	($35,334,958)	$26,291,415	($9,043,543)	($2,475,214)	($2,320,030)	($4,795,244)	$1,282,738	($3,512,506)

Loss per common share:
Basic and Diluted	($0.04)		($0.17)		($0.04)	($0.01)		($0.02)		($0.01)
Weighted average number of common shares outstanding:
Basic and Diluted	185,319,449		213,410,883		213,410,883	248,830,516		248,860,516		248,860,516

NEXT BRIDGE HYDROCARBONS INC
CONSOLIDATED STATEMENTS OF CASH FLOWS
Nine Months Ended September 30, 2023
UNAUDITED

			As last Reported
			for Comparative
			9/30/2023 in 10Q for
	As		9/30/2024
	Originally		Filed		As
	Filed	Restatement	November 13, 2024	Restatement	Restated

Cash Flows From (used in) Operating Activities
Net loss	($7,318,418)	($28,016,540)	($35,334,958)	$26,291,415	($9,043,543)
Adjustments to reconcile net loss to net cash from operations:					$0
Accretion expense	$17,961	$0	$17,961	$0	$17,961
Expense related to stock options issued	$1,292,231	$1,734,165	$3,026,396	$0	$3,026,396
Impairment expense		$26,291,415	$26,291,415	($26,291,415)	$0
Change in:
Accounts receivable	($4,271)	$0	($4,271)	$0	($4,271)
Accounts receivable, related party		$0	$0	$0	$0
Prepayments - development costs	$43,520	$0	$43,520	$0	$43,520
Prepaid expenses	($8,608)	$0	($8,608)	$0	($8,608)
Other assets	($25,000)	$0	($25,000)	$0	($25,000)
Accounts payable and accrued expenses	($2,590,371)	($1,056,126)	($3,646,497)	$0	($3,646,497)
Net cash from (used in) operating activities	($8,592,956)	($1,047,086)	($9,640,042)	$0	($9,640,042)

Cash Flows From Investing Activities
Investment in oil and natural gas properties	($9,503,892)	$1,047,086	($8,456,806)	$0	($8,456,806)
Net cash from (used in) investing activities	($9,503,892)	$1,047,086	($8,456,806)	$0	($8,456,806)

Cash Flows From Financing Activities
Proceeds from notes payable, related party	$18,000,000	$0	$18,000,000	$0	$18,000,000
Payments on promissory notes	($1,000,000)	$0	($1,000,000)	$0	($1,000,000)
Payments on accrued interest	($199,345)	$0	($199,345)	$0	($199,345)
Prepayments, working interest owners	$5,611,892	$0	$5,611,892	$0	$5,611,892
Net cash from financing activities	$22,412,547	$0	$22,412,547	$0	$22,412,547

Net increase (decrease) in cash	$4,315,699	$0	$4,315,699	$0	$4,315,699

Cash - beginning of period	$569,298	$0	$569,298	$0	$569,298

Cash - end of period	$4,884,997	$0	$4,884,997	$0	$4,884,997

Supplemental disclosure of cash flow information:
Cash paid for interest	$199,345	$0	$199,345	$0	$199,345

Supplemental disclosure of non-cash investing and financing activities:

Common stock issued for working interest	$28,341,814	($12,503,742)	$15,838,072	($15,114,403)	$723,669
Account receivable-related party discharged in WI acqisition	$177,519	$0	$177,519	$0	$177,519
Capitalized Interest	$1,819,016	$0	$1,819,016	$0	$1,819,016

SUMMARY OF RESTATEMENTS IMPACT BY PERIOD

The following schedules summarize the impacts of the aggregate 2022 restatements detailed in Note 2 above and the aggregate 2023 restatements detailed in Note 3 above.

Additionally, the impacts on the interim first, second, and third quarters of 2023 are presented.

NEXT BRIDGE HYDROCARBONS INC
SUMMARY OF RESTATEMENTS
DECEMBER 31, 2022 THROUGH JUNE 30, 2023

	December 31, 2022			March 31, 2023		June 30, 2023			Three Months Ended June 30, 2023
	Originally	Previously		Originally		Originally	Previously		Originally	Previously
	Reported	Restated	Currently	Reported	Currently	Reported	Restated	Currently	Reported	Restated	Currently
	03/31/23	07/17/24	Restated	05/15/23	Restated	08/14/23	08/28/24	Restated	08/14/23	08/28/24	Restated
BALANCE SHEETS
Oil and natural gas properties	$79,695,928	$0	$41,619,567	$88,626,670	$49,503,224	$118,255,432	$0	$51,513,840
Total Assets	$80,735,224	$1,039,296	$42,658,863	$94,237,199	$55,113,753	$119,109,663	$854,231	$52,368,071
Additional paid-in capital	$51,345,640	$51,345,640	$100,846,649	$51,490,795	$101,091,809	$80,133,023	$68,401,176	$102,787,781
Accumulated deficit	$(910,538)	$(81,662,591)	$(89,544,023)	$(3,297,989)	$(92,022,449)	$(5,753,742)	$(112,202,305)	$(95,075,070)
Total stockholders’ equity	$50,451,649	$(30,300,404)	$11,319,173	$48,209,353	$9,085,907	$74,479,186	$(43,776,246)	$7,737,594
Total Liabilities and Stockholders’ equity	$80,735,224	$1,039,296	$42,658,863	$94,237,199	$55,113,753	$119,109,663	$854,231	$52,368,071

STATEMENTS of OPERATIONS
Impairment expense	$0	$80,743,013	$0	$0	$0	$0	$25,008,677	$0	$0	$17,125,020	$0
Lease operating expenses	$74,314	$74,314	$166,567	$15,816	$15,816	$26,510	$26,510	$26,510	$10,694	$10,694	$10,694
Total operating expenses	$8,890,203	$89,642,256	$8,991,496	$2,398,376	$2,489,351	$4,858,970	$30,555,480	$5,546,803	$2,460,594	$10,182,482	$3,057,462
Net loss	$8,848,873	$81,662,591	$8,950,166	$2,387,451	$2,478,426	$4,843,204	$30,539,714	$5,531,037	$2,455,753	$20,177,641	$3,052,621

STATEMENTS of CASH FLOWS
Net loss	$8,848,873	$81,662,591	$8,950,166	$2,387,451	$24,778,426	$30,539,714	$30,539,714	$5,531,037
Impairment expense	$0	$(80,743,013)	$0	$0	$0	$25,008,677	$(25,008,677)	$0

NEXT BRIDGE HYDROCARBONS INC
SUMMARY OF RESTATEMENTS
SEPTEMBER 30, 2023 THROUGH YEAR ENDED DECEMBER 31, 2023

	September 30, 2023			Three Months Ended September 30, 2023			December 31, 2023
	Originally	Previously		Originally	Previously		Originally
	Reported	Restated	Currently	Reported	Restated	Currently	Reported	Currently
	11/14/23	11/13/24	Restated	08/14/23	08/28/24	Restated	07/17/24	Restated
BALANCE SHEETS
Oil and natural gas properties	$119,538,170	$0	$52,796,578				$0	$53,672,579
Total Assets	$124,710,004	$5,171,834	$57,968,412				$2,190,989	$55,863,568
Additional paid-in capital	$80,971,349	$57,688,992	$104,588,377				$71,956,656	$106,343,260
Accumulated deficit	$(8,228,956)	$(104,484,769)	$(98,587,576)				$(119,219,378)	$(99,933,395)
Total stockholders’ equity	$72,767,276	$(46,770,894)	$6,025,684				$47,237,839	$6,434,748
Total Liabilities and Stockholders’ equity	$124,710,004	$5,171,834	$57,968,412				$2,190,989	$55,863,568

STATEMENTS of OPERATIONS
Impairment expense	$0	$26,291,415	$0	$0	$1,282,738	$0	$27,167,415	$0
Lease operating expenses	$36,812	$36,812	$36,812	$10,302	$10,302	$10,302	$59,059	$59,059
Total operating expenses	$7,341,915	$35,358,455	$9,067,040	$2,482,945	$4,802,975	$3,520,237	$39,323,959	$12,156,544
Net loss	$7,318,418	$35,334,958	$9,043,543	$2,475,214	$4,795,244	$3,512,506	$37,556,787	$10,389,372

STATEMENTS of CASH FLOWS
Net loss	$7,318,418	$35,334,958	$9,043,543				$37,556,787	$10,389,372
Impairment expense	$0	$(26,291,415)	$0				$27,167,415	$0

4.	GOING CONCERN

At December 31, 2023, the Company had not yet achieved profitable operations. The Company had a restated net loss of $10,389,372 for the year ended December 31, 2023. The Company expects to incur further losses in the development of its business. The Company had a working capital deficit as of December 31, 2023, of $47,094,359. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent on its ability to generate future profitable operations or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management’s plan to address the Company’s ability to continue as a going concern includes: (1) obtaining debt or equity funding from private placement, institutional, or public sources; (2) obtaining loans from financial institutions, where possible, or (3) participating in joint venture transactions with third parties. Although management believes that it will be able to obtain the necessary funding to allow the Company to remain a going concern through the methods discussed above, there can be no assurances that such methods will prove successful.

These consolidated financial statements have been prepared assuming that the Company will continue as a going concern and therefore, the financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classifications of liabilities that may result from the outcome of this uncertainty.

5.	SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its accounts on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Use of estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and certain assumptions that affect the amounts reported in these consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

Basis of presentation—The financial statements are presented on a consolidated basis and include the accounts of Next Bridge Hydrocarbons, Inc. and its wholly owned subsidiaries, TEI, Hudspeth, Torchlight Hazel, Wolfbone, and Hudspeth Operating. All significant intercompany balances and transactions have been eliminated. As noted above, the Company was involved in the Spin-Off on December 14, 2022.

In the opinion of management, the accompanying consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary to fairly present the financial position as of, and the results of operations for all periods presented. In preparing the accompanying financial statements, management has made certain estimates and assumptions that affect reported amounts in the consolidated financial statements and disclosures of contingencies. Actual results may differ from those estimates.

Risks and uncertainties—The Company’s operations are subject to significant risks and uncertainties, including financial, operational, technological, and other risks associated with operating an emerging business, including the potential risk of business failure.

Concentration of risks—At times the Company’s cash balances are in excess of amounts guaranteed by the Federal Deposit Insurance Corporation. The Company’s cash is placed with a highly rated financial institution, and the Company regularly monitors the creditworthiness of the financial institutions with which it does business.

Fair value of financial instruments—Financial instruments consist of cash, receivables, payables and promissory notes, if any. The estimated fair values of cash, receivables, and payables approximate the carrying amount due to the relatively short maturity of these instruments. The carrying amounts of any promissory notes approximate their fair value giving affect for the term of the note and the effective interest rates.

For assets and liabilities that require re-measurement to fair value the Company categorizes them in a three-level fair value hierarchy as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

●	Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration.

●	Level 3 inputs are unobservable inputs based on management’s own assumptions used to measure assets and liabilities at fair value.

A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

Cash and cash equivalents – Cash and cash equivalents include certain investments in highly liquid instruments with original maturities of three months or less.

Accounts receivable – Accounts receivable consist of amounts due from Joint Interest Billing to the working interest owners who are participants in the Johnson Project. Those owners acquired working interest and participated in funding five wells drilled in 2023 on the Orogrande Project. Balances due represent their pro rata share of charges for development and operating costs allocable to those five wells after applying any prepayments from those owners.

Management reviews receivables periodically and reduces the carrying amount by an allowance for credit losses that reflects management’s best estimate of the amount expected to be collected in the future. As of December 31, 2023 and 2022, no allowance for expected credit losses was considered necessary.

Oil and natural gas properties – The Company uses the full cost method of accounting for exploration and development activities as defined by the SEC. Under this method of accounting, the costs of unsuccessful, as well as successful, exploration and development activities are capitalized as properties and equipment. This includes any internal costs that are directly related to property acquisition, exploration and development activities but does not include any costs related to production, general corporate overhead or similar activities.

Oil and natural gas properties include costs that are excluded from costs being depleted or amortized. Oil and natural gas property costs excluded represent investments in unevaluated properties and include non-producing leasehold, geological, and geophysical costs associated with leasehold or drilling interests and exploration drilling costs. The Company allocates a portion of its acquisition costs to unevaluated properties based on relative value. Costs are transferred to the full cost pool as the properties are evaluated over the life of the reservoir. Unevaluated properties are reviewed for impairment at least quarterly and are determined through an evaluation considering, among other factors, seismic data, requirements to relinquish acreage, drilling results, remaining time in the commitment period, remaining capital plan, and political, economic, and market conditions. The Company recorded no impairment expense for the year ended December 31, 2023, and for the year ended December 31, 2022.

Gains and losses, if any, on the sale of oil and natural gas properties are not generally reflected in income unless the gain or loss would significantly alter the relationship between capitalized costs and proved reserves. Sales of less than 100% of the Company’s interest in the oil and natural gas property are treated as a reduction of the capital cost of the field, with no gain or loss recognized, as long as doing so does not significantly affect the unit-of-production depletion rate. Costs of retired equipment, net of salvage value, are usually charged to accumulated depreciation.

Capitalized interest – The Company capitalizes interest on unevaluated properties during the periods in which they are excluded from costs being depleted or amortized. During the year ended December 31, 2023, the Company capitalized $2,498,184 of interest on unevaluated properties. Capitalized interest for the year ended December 31, 2022, was $1,363,538.

Depreciation, depletion, and amortization – The depreciable base for oil and natural gas properties includes the sum of all capitalized costs net of accumulated depreciation, depletion, and amortization (“DD&A”), estimated future development costs and asset retirement costs not included in oil and natural gas properties, less costs excluded from amortization. The depreciable base of oil and natural gas properties is amortized on a unit-of-production method.

Ceiling test – Future production volumes from oil and natural gas properties are a significant factor in determining the full cost ceiling limitation of capitalized costs. Under the full cost method of accounting, the Company is required to periodically perform a “ceiling test” that determines a limit on the book value of oil and natural gas properties. If the net capitalized cost of proved oil and natural gas properties, net of related deferred income taxes, plus the cost of unproved oil and natural gas properties, exceeds the present value of estimated future net cash flows discounted at 10 percent, net of related realizable tax affects, plus the cost of unproved oil and natural gas properties, the excess is charged to expense and reflected as additional accumulated DD&A.

The ceiling test calculation uses a commodity price assumption which is based on the unweighted arithmetic average of the price on the first day of each month for each month within the prior 12-month period and excludes future cash outflows related to estimated abandonment costs.

The determination of oil and natural gas reserves is a subjective process, and the accuracy of any reserve estimate depends on the quality of available data and the application of engineering and geological interpretation and judgment. Estimates of economically recoverable reserves and future net cash flows depend on a number of variable factors and assumptions that are difficult to predict and may vary considerably from actual results. In particular, reserve estimates for wells with limited or no production history are less reliable than those based on actual production. Subsequent re-evaluation of reserves and cost estimates related to future development of proved oil and natural gas reserves could result in significant revisions to proved reserves. Other issues, such as changes in regulatory requirements, technological advances, and other factors which are difficult to predict could also affect estimates of proved reserves in the future.

Asset retirement obligations – The fair value of a liability for an asset’s retirement obligation (“ARO”) is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made, with the corresponding charge capitalized as part of the carrying amount of the related long-lived asset. The liability is accreted to its then-present value each subsequent period, and the capitalized cost is depleted over the useful life of the related asset. Abandonment costs incurred are recorded as a reduction of the ARO liability.

Inherent in the fair value calculation of an ARO are numerous assumptions and judgments including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement, and changes in the legal, regulatory, environmental, and political environments. To the extent future revisions to these assumptions impact the fair value of the existing ARO liability, a corresponding adjustment is made to the oil and natural gas property balance. Settlements greater than or less than amounts accrued as ARO are recorded as a gain or loss upon settlement.

Share-based compensation – Compensation cost for equity awards is based on the fair value of the equity instrument on the date of grant and is recognized over the period during which an employee is required to provide service in exchange for the award.

The Company accounts for stock option awards using the calculated value method. The Company values warrant and option awards using the Black-Scholes option pricing model.

The Company accounts for any forfeitures of options when they occur. Previously recognized compensation cost for an award is reversed in the period that the award is forfeited.

The Company also issues equity awards to non-employees. The fair value of these option awards is estimated when the award recipient completes the contracted professional services. The Company recognizes the expense for the estimated total value of the awards during the period from their issuance until performance completion.

Income taxes – Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that the related tax benefits will not be realized. Reference Note 8 to the Financial Statements.

Authoritative guidance for uncertainty in income taxes requires that the Company recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an examination. Management has reviewed the Company’s tax positions and determined there were no uncertain tax positions requiring recognition in the consolidated financial statements. Company tax returns remain subject to federal and state tax examinations. Generally, the applicable statutes of limitation are three to four years from their respective filings.

Estimated interest and penalties related to potential underpayment on any unrecognized tax benefits are classified as a component of tax expense in the statements of operation. The Company has not recorded any interest or penalties associated with unrecognized tax benefits for the year ended December 31, 2023, or for the year ended December 31, 2022.

Revenue recognition – The Company’s revenue is typically generated from contracts to sell natural gas, crude oil or NGLs produced from interests in oil and natural gas properties owned by the Company. Contracts for the sale of natural gas and crude oil are evidenced by (1) base contracts for the sale and purchase of natural gas or crude oil, which document the general terms and conditions for the sale, and (2) transaction confirmations, which document the terms of each specific sale. The transaction confirmations specify a delivery point which represents the point at which control of the product is transferred to the customer. The Company elects to treat contracts to sell oil and natural gas production as normal sales, which are then accounted for as contracts with customers. The Company has determined that these contracts represent multiple performance obligations, which are satisfied when control of the commodity transfers to the customer, typically through the delivery of the specified commodity to a designated delivery point.

Revenue is measured based on consideration specified in the contract with the customer, and excludes any amounts collected on behalf of third parties. The Company recognizes revenue in the amount that reflects the consideration it expects to be entitled to in exchange for transferring control of those goods to the customer. Amounts allocated in the Company’s price contracts are based on the standalone selling price of those products in the context of long-term contracts. Payment is generally received one or two months after the sale has occurred.

Gain or loss on derivative instruments is outside the scope of ASC 606, Revenue Recognition, and is not considered revenue from contracts with customers subject to ASC 606. The Company may in the future use financial or physical contracts accounted for as derivatives as economic hedges to manage price risk associated with normal sales, or in limited cases may use them for contracts the Company intends to physically settle but do not meet all of the criteria to be treated as normal sales.

Producer Gas Imbalances. The Company applies the sales method of accounting for natural gas revenue. Under this method, revenues are recognized based on the actual volume of natural gas sold to purchasers.

Basic and diluted earnings (loss) per share – Basic earnings (loss) per common share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share is computed in the same way as basic earnings (loss) per common share except that the denominator is increased to include the number of additional common shares that would be outstanding if all potential common shares had been issued and if the additional common shares were dilutive. The Company had no dilutive shares for the year ended December 31, 2023, or for the year ended December 31, 2022. Reference Note 9 to the Financial Statements regarding outstanding Stock Options.

Environmental laws and regulations – The Company is subject to extensive federal, state, and local environmental laws and regulations. Environmental expenditures are expensed or capitalized depending on their future economic benefit. The Company believes that it is in compliance with existing laws and regulations. The Company accrued no liability as of December 31, 2023 and December 31, 2022.

Recent accounting pronouncements adopted – In June 2016, the FASB issued ASC 326, Financial Instruments- Credit Losses (“ASC 326”), which replaces the current “incurred loss” methodology for recognizing credit losses with an “expected loss” methodology. This new methodology requires that a financial asset measured at amortized cost be presented at the net amount expected to be collected. This standard is intended to provide more timely decision-useful information about the expected credit losses on financial instruments. For smaller reporting companies, this guidance is effective for fiscal years beginning after December 15, 2022, and early adoption is permitted. The Company adopted this as of January 1, 2023. The adoption of ASC 326 did not have a material impact to our financial statements or results of operations.

6.	RESTATED OIL AND NATURAL GAS PROPERTIES

The following table presents the capitalized costs for oil and natural gas properties of the Company:

	Restated	Restated
	December 31, 2023	December 31, 2022

Evaluated costs subject to amortization	$-	$-
Unevaluated costs	53,672,579	41,619,567
Total capitalized costs	53,672,579	41,619,567
Less accumulated depreciation, depletion and amortization	-	-

Total oil and gas properties	$53,672,579	$41,619,567

Unevaluated costs as of December 31, 2023, and December 31, 2022, include cumulative costs of developing the Orogrande Project.

The Company periodically adjusts for the separation of evaluated versus unevaluated costs within its full cost pool to recognize the value impairment related to the expiration of, or changes in market value, of unevaluated leases. The impact of reclassifications as they become necessary is to increase the basis for calculation of future period’s depletion, depreciation and amortization which effectively recognizes the impairment on the consolidated statement of operations over future periods. Reclassified costs also become evaluated costs for purposes of ceiling tests, and which may cause recognition of increased impairment expense in future periods. There were no remaining cumulative unevaluated costs which had been reclassified within the Company’s full cost pool totals as of December 31, 2023, or December 31, 2022, since the Company had no proved reserve value associated with our properties.

Due to the volatility of commodity prices, should oil and natural gas prices decline in the future, it is possible that a write-down could occur. Proved reserves are estimated quantities of crude oil, natural gas, and NGLs, which geological and engineering data demonstrate with reasonable certainty to be recoverable from known reservoirs under existing economic and operating conditions. The independent engineering estimates include only those amounts considered to be proved reserves and do not include additional amounts which may result from new discoveries in the future, or from application of secondary and tertiary recovery processes where facilities are not in place or for which transportation or marketing contracts are not in place. Estimated reserves to be developed through secondary or tertiary recovery processes are classified as unevaluated properties.

Current Projects

The Company is an energy company engaged in the acquisition, exploration, exploitation and/or development of oil and natural gas properties in the United States. The Company is primarily focused on the acquisition of early-stage projects, the development and delineation of these projects, and then the monetization of those assets once these activities are completed.

The Company’s primary focus is the development of interests in oil and natural gas projects it holds in the Permian Basin in West Texas. The Company also holds minor interests in certain other oil and natural gas projects in Central Oklahoma that it is in the process of divesting.

As of December 31, 2023, the Company had interests in three oil and natural gas projects: the Orogrande Project in Hudspeth County, Texas (16 wells), the Hazel Project in Sterling, Tom Green, and Irion Counties, Texas, (7 wells) and two wells in Central Oklahoma.

Orogrande Project, West Texas

On August 7, 2014, Torchlight entered into a Purchase Agreement with Hudspeth, McCabe Petroleum Corporation (“MPC”), and Gregory McCabe (“Mr. McCabe”). Mr. McCabe was the sole owner of both Hudspeth and MPC. Under the terms and conditions of the Purchase Agreement, Torchlight purchased 100% of the capital stock of Hudspeth which held certain oil and natural gas assets, including a 100% working interest in approximately 172,000 predominately contiguous acres in the Orogrande Basin in West Texas. Mr. McCabe has, at his option, a 10% working interest back-in after payout and a reversionary interest if drilling obligations are not met, all under the terms and conditions of a participation and development agreement among Hudspeth, MPC and Mr. McCabe. Such back-in interest was contributed to the Company pursuant to that certain Contribution Agreement (as defined below). Mr. McCabe also owns a controlling interest in Magdalena, an entity that holds a 4.5% overriding royalty interest in the Orogrande acreage, —which he obtained prior to, and was not a part of the August 2014 transaction.

Effective March 27, 2017, the Orogrande acreage became subject to a Development Unit Agreement 2837 with University Lands (“DDU Agreement”), which allows for all 192 existing leases covering approximately 134,000 gross acres leased from University Lands to be combined into one drilling and development unit for development purposes. The term of the DDU Agreement expires on December 31, 2024, and the time to drill on the drilling and development unit continues through December 31, 2024. The DDU Agreement grants the right to extend the DDU Agreement through December 31, 2029 if compliance with the DDU Agreement is met and the extension fee associated with the additional time is paid. The Company expects to exercise its option to extend the term under the DDU Agreement prior to its expiration.

Drilling obligations under the DDU Agreement include five wells per year in the years 2021, 2022 and 2023 and five wells in 2024. The drilling obligations were minimum yearly requirements and may be exceeded if acceleration is desired.

On October 8, 2024, the Company received notice from University Lands that they would not be allowing the extension of the Orogrande DDU Agreement at its scheduled renewal date of December 31, 2024.

Drilling Requirement 2023

Effective as of October 6, 2023, the Company and certain investor participants (each a “Participant” and collectively the “Participants”) entered into twenty-five separate Participation Agreements (the “Participation Agreements”), “The Johnson Project”, to conduct drilling of wells in approximately 17,000 acres in Hudspeth County, Texas, which is a portion of the Company’s Orogrande Prospect. The aggregate total of Prospect Fees paid by the participants was $1,700,000.

As of December 31, 2023, the 2023 drilling requirements had been met and leases covering approximately 134,000 acres remain in effect.

While drilling wells under our 2023 and 2022 drilling obligation, our operations team deployed a new mist drilling solution that increased hole stability, which we believe will result in meaningful cost savings for additional wells drilled in the Orogrande Project. Multiple test wells were drilled in the Orogrande Project in order to stay in compliance with the DDU Agreement. While these previously drilled wells may have potential to produce hydrocarbons to sell commercially in the future, we have no immediate plans to deploy the additional capital necessary to sell production from these wells to third parties. Instead, we plan to use the results from these wells to determine our drilling plans for future wells, including reservoir locations, target depths and designated acreage, in the Orogrande Project. Notwithstanding the foregoing, development of the wells continued through December 31, 2023, to further capture and document the scientific base in support of demonstrating the production potential of the property.

Acquisition of Working Interest

On December 21, 2022, the Company entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) with Hudspeth, Wolfbone, MPC and Mr. McCabe, pursuant to which in a series of transactions the oil and natural gas leases, the lands covered by such leases, pooling and communitization agreements, rights-of-way, the surface estate of the lands and all wells located in Orogrande Project will be transferred, conveyed and assigned to Hudspeth (or its designated assignee) in consideration of (1) treating the Orogrande Obligations (as defined in the Merger Agreement) as having been irrevocably satisfied and discharged in full with respect to MPC and (2) an issuance of 56,297,638 shares of Company common stock to Mr. McCabe (such series of transactions collectively, the “Merger”).

The Merger became effective on April 25, 2023. As a result of the Merger, the Company acquired Wolfbone’s 22.6249% remaining rights to working interest in the Orogrande Project in consideration of the issuance by the Company of the 56,297,638 shares of the Company’s common stock to Mr. McCabe.

The Merger was completed in accordance with the Texas Business Organizations Code, whereby (a) the Company formed NBH MergeCo, LLC with the State of Texas (“MergeCo”) in order to cause Hudspeth to assign all of its rights under the Merger Agreement to MergeCo and MergeCo assumed Hudspeth’s obligations under the Merger Agreement, (b) MergeCo, Wolfbone and MPC merged with each of Wolfbone and MPC as surviving entities, and (c) Wolfbone became a direct and wholly-owned subsidiary of the Company. The closing of the transactions contemplated by the Merger Agreement occurred on May 11, 2023.

On May 11, 2023, the Company and its wholly owned subsidiary, Hudspeth, entered into a contribution and exchange agreement with each of the prior working interest owners in the Orogrande Project named in the table below (each an “Orogrande Owner” and collectively, the “Orogrande Owners”), pursuant to which, the Company issued to the Orogrande Owners the number of shares of the Company’s common stock set forth opposite such Orogrande Owner’s name below in exchange for and in order to acquire such Orogrande Owner’s rights to working interest in the Orogrande Project.

	Shares of Common Stock	Working Interest Contribution
Dingus Investments, Inc.	7,050,382	2.8334%
Pandora Energy, LP	6,220,779	2.5000%
Kennedy Minerals, Ltd	6,220,779	2.5000%
The de Compiegne Property Company No. 20, Ltd	6,220,779	2.5000%
Loma Hombre Energy, LLC	622,078	0.2500%
Sero Capital, LLC	725,840	0.2917%
TOTAL	27,060,637	10.8751%

The Orogrande Project ownership as of December 31, 2023, is detailed as follows:

	Revenue	Working
	Interest	Interest
University Lands – Mineral Owner	20.000%

ORRI – Magdalena Royalties, LLC, an entity controlled by Gregory McCabe, Chairman of the Board	4.500%

ORRI – Unrelated Party	0.500%

Hudspeth Oil Corporation, a subsidiary of Next Bridge Hydrocarbons, Inc.	56.250%	75.000%
Wolfbone Investments, LLC, a subsidiary of Next Bridge Hydrocarbons, Inc.	18.750%	25.000%
	100.000%	100.000%

Hazel Project in the Midland Basin in West Texas

Effective April 4, 2016, TEI acquired from MPC a 66.66% working interest in approximately 12,000 acres in the Midland Basin. A back-in after payout of a 25% working interest was retained by MPC and another unrelated working interest owner.

In October 2016, the holders of all of Torchlight’s then-outstanding shares of Series C Preferred Stock (which were issued in July 2016) elected to convert into a total 33.33% working interest in our Hazel Project, reducing TEI’s ownership from 66.66% to a 33.33% working interest.

Acquisition of Additional Interests in Hazel Project

On January 30, 2017, Torchlight entered into and closed an Agreement and Plan of Reorganization and a Plan of Merger with an entity which was wholly owned by Mr. McCabe, which resulted in the acquisition of approximately 40.66% working interest in the 12,000 gross acres, 9,600 net acres, in the Hazel Project.

Also on January 30, 2017, Torchlight entered into and closed a Purchase and Sale Agreement with Wolfbone. Under the agreement, Torchlight acquired certain of Wolfbone’s Hazel Project assets, including its interest in the Flying B Ranch #1 well and the 40-acre unit surrounding the well.

Upon the closing of the transactions, the Torchlight working interest in the Hazel Project increased by 40.66% to a total ownership of 74%.

Effective June 1, 2017, Torchlight acquired an additional 6% working interest from unrelated working interest owners increasing its working interest in the Hazel project to 80%, and an overall net revenue interest of 75%.

Seven test wells have been drilled on the Hazel Project to capture and document the scientific base in support of demonstrating the production potential of the property.

Option Agreement with Masterson Hazel Partners, LP

On August 13, 2020, the Company’s subsidiaries TEI and Torchlight Hazel (collectively, “Torchlight Subs”) entered into an option agreement (the “Option Agreement”) with Masterson Hazel Partners, LP (“MHP”) and MPC. Under the agreement, MHP was obligated to drill and complete, or cause to be drilled and completed, at its sole cost and expense, a new lateral well (the “Well”) on the Hazel Project, sufficient to satisfy Torchlight Subs’s continuous development obligations on the southern half of the prospect no later than September 30, 2020. MHP has satisfied this drilling obligation. MHP paid Torchlight Subs $1,000 as an option fee at the time of execution of the Option Agreement. MHP is entitled to receive, as its sole recourse for the recoupment of drilling costs, the revenue from production of the Well attributable to the Torchlight Subsidiary’s interest until such time as it has recovered its reasonable costs and expenses for drilling, completing, and operating the well.

In exchange for MHP satisfying the above drilling obligations, Torchlight Subs granted to MHP the exclusive right and option to perform operations, at MHP’s sole cost and expense, on the Hazel Project sufficient to satisfy Torchlight Subsidiary’s continuous development obligations on the northern half of the prospect. MHP declined to exercise its option to purchase the entire Hazel Project in 2021.

Hunton Play, Central Oklahoma

As of December 31, 2023, the Company was producing from one well in the Viking Area of Mutual Interest and one well in Prairie Grove.

The McCabe Contribution Agreement

On July 25, 2023, the Company entered into a Contribution Agreement among the Company, Mr. McCabe, and MPC, an entity exclusively owned and operated by Mr. McCabe (the “McCabe Contribution Agreement”), pursuant to which Mr. McCabe will contribute up to a ten percent (10%) back-in working interest option for the Orogrande Project exercisable following the point in time at which the proceeds of all production from all operations conducted on the Orogrande Project (exclusive of royalty, overriding royalty and taxes chargeable to the working interest) equals the actual cost incurred by NBH and its predecessors in drilling, testing, equipping and the cost of operating the wells located on the Orogrande Prospect, inclusive of overhead charges (the “Back-In Interest”), an option originally granted to Mr. McCabe pursuant to that certain Participation Agreement, dated September 23, 2014 (the “Participation Agreement”), by and among Mr. McCabe, Hudspeth, and MPC, and MPC will contribute up to one hundred percent (100%) of the interest currently held by MPC in the drilling project located on over 1,150 acres in Vermillion Parish, Louisiana (the “Bronco Prospect”). Pursuant to the McCabe Contribution Agreement, and subject to the satisfaction of certain conditions provided therein, including the effectiveness of the Company’s Registration Statement on Form S-1 (File No. 333-273442) filed with the SEC on July 26, 2023 (as amended, the “Registration Statement”), Mr. McCabe will contribute an amount of the Back-In Interest and MPC will contribute an amount of the Bronco Prospect in proportion to the percentage of shares of common stock of NBH that are directly registered in the name of the beneficial owner with the Company’s transfer agent on or prior to the record date (as defined in the Registration Statement) and remain directly registered with the Company’s transfer agent for the holding period (as defined in the Registration Statement).

7.	RELATED PARTY BALANCES

As of December 31, 2023, and December 31, 2022, the Company had a balance of $-0- and $177,519, respectively, for an account receivable due from MPC, an entity controlled by the largest shareholder and the chairman of the Company’s Board of Directors, for amounts advanced related to the Orogrande development cost sharing arrangement agreed to in connection with the acquisition of the Orogrande working interests in 2014. In connection with the closing of the Merger, the account receivable due from MPC was deemed fully satisfied and discharged.

The 2021 Note and Loan Agreement

On October 1, 2021, the Company entered into a note payable with Meta, its former parent, to borrow up to $15 million which bears interest at 8% per annum, computed on the basis of a 360-day year (the “2021 Note”). The 2021 Note was initially to mature on March 31, 2023 (the “2021 Note Maturity Date”); provided, however, if the Company raised $30 million or more in capital through debt or equity or a combination thereof by the 2021 Note Maturity Date, the 2021 Note Maturity Date would be extended to September 30, 2023, and the outstanding principal of the 2021 Note would amortize in six equal, monthly installments. If an event of default has occurred and is continuing, interest on the 2021 Note may accrue at the default rate of 12% per annum. The outstanding principal of the 2021 Note, together with all accrued interest thereon, becomes due on the 2021 Note Maturity Date. The 2021 Note includes a restrictive covenant that, subject to certain exceptions and qualifications, restricts the Company’s ability to merge or consolidate with another person or entity, or sell or transfer all or substantially all of its assets, unless the Company is the surviving entity, or the successor entity assumes all of obligations under the 2021 Note. The 2021 Note is collateralized by certain shares of common stock in Meta held by one of Meta’s stockholders, Mr. McCabe, and by a lien on a 25% interest in the Orogrande Project owned by Wolfbone, a subsidiary of the Company.

On September 2, 2022, the Company entered into a loan agreement with Meta, as lender (the “Loan Agreement”) that would govern prior loan amounts advanced to the Company from Meta. As of August 11, 2022, and August 29, 2022, the Company borrowed an additional $1.2 million and $1.46 million, respectively, representing the remaining amount available for borrowing under the Loan Agreement and resulting in a total of $5 million principal amount outstanding related to the Loan Agreement, the proceeds of which were used for working capital and general corporate purposes. The term loans under the Loan Agreement bear interest at a per annum rate equal to 8% and were to mature on March 31, 2023 (the “Maturity Date”); provided, however, if the Company raised $30 million or more in capital through debt or equity, or a combination thereof by the Maturity Date, the Maturity Date would be extended to October 3, 2023 and the term loan would be amortized in six equal monthly installments. The Loan Agreement includes customary representations and covenants that, subject to exceptions and qualifications, restrict our ability to do certain things, such as: engage in mergers, acquisitions, and asset sales; transact with affiliates; undergo a change in control; incur additional indebtedness; incur liens; make loans and investments; declare dividends or redeem or repurchase equity interests; and enter into certain restrictive agreements. In addition, the Loan Agreement contains customary events of default, mandatory prepayment events and affirmative covenants, including, without limitation, covenants regarding the payment of taxes and other obligations, maintenance of insurance, maintenance of our material properties, reporting requirements, compliance with applicable laws and regulations, and formation or acquisition of new subsidiaries.

On March 31, 2023, the Company entered into an amendment to the 2021 Note and an amendment to Loan Agreement in order to extend each of the 2021 Note Maturity Date and the Maturity Date respectively from March 31, 2023, to October 3, 2023. Such amendments also removed the provisions allowing for extensions of the 2021 Note Maturity Date and the Maturity Date in the event the Company raised $30 million or more in capital through debt or equity or a combination thereof by March 31, 2023.

Under the terms of the Arrangement Agreement that governed the merger transaction between Torchlight and Meta in June 2021, the oil and natural gas assets were to be sold or spun out from Meta and the costs of any sale or spin-off incurred by Meta were to be borne the then-existing shareholders of Torchlight. The amount of the reimbursement payable to Meta in connection with the Spin-Off is $2.59 million which was added to the principal amount of the Loan Agreement for a principal balance outstanding of $7.59 million as of March 31, 2023. Concurrently with the amendment to the Loan Agreement, the Company made a prepayment of $1 million to reduce the principal balance to $6.59 million.

On August 7, 2023, Mr. McCabe and Meta entered into a Loan Sale Agreement whereby Mr. McCabe purchased from Meta (i) the 2021 Note and (ii) all outstanding loans made to the Company by Meta pursuant to the Loan Agreement (the “Loan Purchase”). As a result of the Loan Purchase, Mr. McCabe replaced Meta as the lender and secured party under the 2021 Note and the Loan Agreement. Additionally, as part of the Loan Purchase, Meta assigned to Mr. McCabe its lien on 25% of the Orogrande Prospect. The Company’s obligations and responsibilities under the 2021 Note and the Loan Agreement remain unchanged.

The combined balance on the 2021 Note and the Loan Agreement as of December 31, 2023 was $21.22 million. As of December 31, 2023, the combined total accrued and unpaid interest under the 2021 Note and the Loan Agreement was $3.06 million.

On October 1, 2023, the Company entered into an amendment to the 2021 Note and an amendment to Loan Agreement in order to extend each of the 2021 Note Maturity Date and the Maturity Date respectively from October 3, 2023 to March 31, 2024. Additional amendments have extended the maturity date to June 30, 2025.

On December 22, 2022, the Company issued an unsecured promissory note in the principal amount of up to $20 million in favor of Mr. McCabe (the “2022 Note”), which bears interest at 5% per annum, computed on the basis of a 365-day year.

On June 16, 2023, the Company entered into an amendment to the 2022 Note in order to extend the maturity date of the 2022 Note (the “2022 Note Maturity Date”) from June 21, 2023 to October 3, 2023. Such amendment also removed the provisions allowing for extensions of the 2022 Note Maturity Date in the event the Company raised $30 million or more in capital through debt or equity or a combination thereof by March 31, 2023. The revolving commitment under the 2022 Note expires on the 2022 Note Maturity Date. As of December 31, 2023, the Company had $20 million in principal amount outstanding under the 2022 Note. As of December 31, 2023, the Company had $815,202 in accrued but unpaid interest on the 2022 Note.

On December 31, 2023, the Company entered into an amendment to the 2022 Note in order to extend the 2022 Note Maturity Date from October 3, 2023 to March 31, 2024. Additional amendments have extended the maturity date to June 30, 2025.

8.	COMMITMENTS AND CONTINGENCIES

Legal Matters

On April 30, 2020, the Company’s wholly owned subsidiary, Hudspeth, filed suit against Datalog LWT, Inc. d/b/a Cordax Evaluation Technologies (“Cordax”). The suit, Hudspeth and Wolfbone Investments, LLC v. Datalog LWT, Inc. d/b/a Cordax Evaluation Technologies, was filed in the 189th Judicial District Court of Harris County, Texas. The suit seeks the recovery of approximately $1.4 million in costs incurred as a result of a tool failure during drilling activities on the University Founders A25 #2 well that is located in the Orogrande Field. Wolfbone, a subsidiary of the Company, is a co-plaintiff in that action. After the suit was filed, Cordax filed a mineral lien in the amount of $104,500 against the Orogrande Field and has sued the operator and counterclaimed against Hudspeth for breach of contract, seeking the same amount as the lien. Meta, as the Company’s parent at the time, determined to add the manufacturer of one of the tool components that it contends was one of the causes of the tool failure. It was later disclosed that Cordax is the subsidiary of a Canadian parent company, who has also been added to the case. Cordax’s current Chairman of the Board filed a special appearance after being served with a citation, alleging that he was a Canadian citizen with no meaningful ties to Texas. After discovery was conducted on this issue, a nonsuit without prejudice for this defendant was filed, dismissing him from the case. The remaining parties attended mediation on June 15, 2022, that was unsuccessful in resolving the case. Cordax filed a motion for summary judgment, attempting to dismiss Hudspeth and Wolfbone’s claims. The Court denied Cordax’s motion. Discovery is substantially complete. The Company is required to indemnify Meta in connection with this matter pursuant to the terms of the Distribution Agreement with Meta entered into in connection with the consummation of the Spin-Off. Prior to trial, in 2024, the parties settled the case. As soon as Cordax fulfills its payment obligations to Hudspeth (the amount of which is confidential), the Harris County case will be dismissed with prejudice. Cordax’s releases of Hudspeth and Wolfbone were effective when the Settlement Agreement was signed, May 16, 2024.

On March 18, 2021, Cordax filed a lawsuit in Hudspeth County, Texas seeking to foreclose its mineral lien against the Orogrande Field in the amount of $104,500. and recover related attorney’s fees. The foreclosure action, Datalog LWT Inc. d/b/a Cordax Evaluation Technologies v. Torchlight Energy Resources, Inc., was filed in the 205th Judicial District Court of Hudspeth County, Texas. The Company is contesting the lien in good faith and filed a Plea in Abatement on May 10, 2021, seeking a stay in the Hudspeth County lien foreclosure case pending final disposition of the related case currently pending in Harris County, Texas. The Company is required to indemnify Meta in connection with this matter pursuant to the terms of the Distribution Agreement with Meta. As part of the settlement in the Harris County case, Cordax released the mineral lien, and the case has been dismissed with prejudice.

On March 15, 2024, a securities class action captioned Targgart v. Next Bridge Hydrocarbons, Inc., et al., No. 24-cv-1927, was filed in the U.S. District Court for the Eastern District of New York. The action is brought on behalf of a putative class of persons or entities that acquired the Company’s shares in connection with the Company’s spin-off from Meta Materials, Inc., in December 2022. The complaint names as defendants the Company and certain of its current and former officers and directors. The complaint asserts claims under Sections 11 and 15 of the Securities Act, alleging that the Form S-1 that the Company filed with the SEC on July 14, 2022, which became effective on November 18, 2022, contained untrue statements or omissions. The complaint seeks, among other things, unspecified statutory and compensatory damages. On August 12, 2024, the case was transferred to the Northern District of Texas. On September 9, 2024, plaintiffs filed an amended complaint that added a Section 12(a)(2) claim against the Company. Defendants moved to dismiss the complaint, and on July 3, 2025, the Court granted that motion. Targgart has filed a notice of appeal.

Environmental Matters

The Company is subject to contingencies as a result of environmental laws and regulations. Present and future environmental laws and regulations applicable to the Company’s operations could require substantial capital expenditures or could adversely affect its operations in other ways that cannot be predicted at this time. As of December 31, 2023, and December 31, 2022, no amounts had been recorded because no specific liability has been identified that is reasonably probable of requiring the Company to fund any future material amounts.

9.	STOCKHOLDERS’ EQUITY

The Company has 500,000,000 authorized shares of common stock, par value of $0.0001 per share and 50,000,000 authorized shares of preferred stock, par value of $0.0001 per share. As of December 31, 2022, the Company had 165,472,241 outstanding shares of common stock outstanding that had been issued in the Spin-Off transaction on December 14, 2022, and no shares of preferred stock outstanding.

On April 25, 2023, the Company issued 83,358,275 shares of common stock for the acquisition of additional working interest in the Orogrande Project.

As of December 31, 2023, the Company had 248,830,516 outstanding shares of common stock and no shares of preferred stock outstanding.

Stock Based Compensation

In 2022, the Company’s board of directors adopted, and the stockholders approved, the 2022 Equity Incentive Plan (the “2022 Plan”). The 2022 Plan permits the Company to grant stock options, restricted stock, restricted stock units, performance shares awards and any one or more of the foregoing, for up to a maximum of 58,273,612 shares following an automatic increase to the number of shares reserved under the 2022 Plan on January 1, 2023.

During the year ended December 31, 2023, the Company granted 35,856,521 stock options in the first and second quarters of 2023 as authorized under the 2022 Plan.

Upon the resignations by certain of the Company’s employees in the second quarter, 2023, 6,618,889 of the options granted to those employees in March, 2023. were forfeited, canceled, and returned to the option pool available under the 2022 Plan.

As of December 31, 2023, 29,237,632 options are outstanding.

Vesting was subject to continued service with the Company for up to one year with provisions for earlier vesting subject to the attainment of events outlined in the Plan.

All options outstanding were fully vested as of December 31, 2023.

Options granted were valued using the Black-Scholes Option Pricing Model resulting in a total value of $4,781,279. Option expense for the year ended December 31, 2023, net of forfeitures, was $4,781,279.

Inputs to the Black-Scholes Model are as follows:

Risk-free interest rate	4.00%
Expected volatility of common stock	125.39%
Dividend yield	0.00%
Discount due to lack of marketability	0%
Expected life of option/warrant	Ten Years

A summary of stock options outstanding as of December 31, 2023, all of which expire in 2033, including the relevant exercise price is presented below:

Exercise	Expiration
Price	2033	Total
$1.2056	29,237,632	29,237,632
	29,237,632	29,237,632

10.	INCOME TAXES

The Company recorded no income tax provision at December 31, 2023 and December 31, 2022 because of anticipated losses for the 2024 fiscal year and actual losses incurred in 2023.

The Company estimates its annual effective income tax rate in recording its provision for income taxes in the various jurisdictions in which it operates. Statutory tax rate changes and other significant or unusual items are recognized as discrete items in the quarter in which they occur. The Company recorded no income tax expense for the year ended December 31, 2023 because the Company incurred a tax loss in the current year. Similarly, no income tax expense was recognized for the year ended December 31, 2022.

The Company had a gross deferred tax asset related to federal net operating loss carryforwards of $69,594,386 and $55,153,554 at December 31, 2023 and December 31, 2022, respectively. The federal net operating loss carryforward will begin to expire in 2034. Realization of the deferred tax asset is dependent, in part, on generating sufficient taxable income prior to expiration of the loss carryforwards. The Company has placed a 100% valuation allowance against the net deferred tax asset because future realization of these assets is not assured.

11.	NOTES PAYABLE, RELATED PARTIES

On October 1, 2021, we issued a secured, revolving promissory note in an original principal amount of up to $15 million, which was subsequently increased to $20 million, in favor of Meta (as amended to date, the “2021 Note”). The 2021 Note was fully drawn with a principal balance outstanding of $20 million, bears interest at 8% per annum, computed on the basis of a 360-day year. If an event of default has occurred and is continuing, interest on the 2021 Note may accrue at the default rate of 12% per annum.

On August 7, 2023, following the Loan Purchase, Mr. McCabe replaced Meta as the lender and secured party under the 2021 Note but the Company’s obligations under the 2021 Note remain unchanged.

On December 31, 2023, the Company and Mr. McCabe as successor in interest to Meta entered into an amendment to the 2021 Note and an amendment to the Loan Agreement extending the 2021 Note Maturity Date and the Maturity Date, respectively to March 31, 2024.

Additionally, we have an aggregate principal balance of $6,589,362 outstanding under the Loan Agreement with Mr. McCabe as successor-in-interest to Meta, which bears interest at a fixed rate of 8% per annum if no event of default exists, and at a fixed rate of 12% per annum if an event of default exists.

On December 31, 2023, the Company and Mr. McCabe entered an amendment to the 2022 Note extending the 2022 Note Maturity Date to March 31, 2024.

The combined balance on the 2021 Note ($15 million) and the Loan Agreement ($6.2 million) as of December 31, 2023, was $21.22 million. As of December 31, 2023, the combined total accrued and unpaid interest under the 2021 Note and the Loan Agreement was $24.28 million.

In connection with the Merger, on December 22, 2022, the Company entered into an additional Note in the principal amount of up to $20 million in favor of Mr. McCabe. Mr. McCabe is the largest shareholder of the Company’s common stock and the chairman of the board of directors of the Company. As of December 31, 2023, the Company had a balance of $20 million and accrued and unpaid interest of $815,202 due under the 2022 Note.

12.	ASSET RETIREMENT OBLIGATIONS

The following is a reconciliation of the asset retirement obligations liability through December 31, 2023:

Asset retirement obligations – January 1, 2022	$21,937

Accretion expense	1,092
Estimated liabilities recorded	223,837
Asset retirement obligations – December 31, 2022	$246,866

Accretion expense	1,785
Estimated liabilities recorded	-
Asset retirement obligations – December 31, 2023	$248,651

13.	SUBSEQUENT EVENTS

On January 23, 2024, Mr. McCabe loaned $1,000,000 to us, which was evidenced under a 0% Senior Unsecured Promissory Note effective as of that date (the “McCabe Note”), which provided, among other things, that the loan will be due on February 28, 2025, with the Company having the option to extend the loan by one additional year. The loan will bear interest at the rate of 0% per annum and will be payable in one balloon payment of principal and interest on the maturity date. If we elect to extend the loan for one year, the loan will continue to bear interest at the rate of 0% per annum and will be payable in one balloon payment of principal and interest on the extended maturity date.

On February 29, 2024, CAPCO Holding, Inc., a Texas corporation (“Capco”), loaned us $2,000,000 under a 12% Secured Promissory Note (the “Capco Note”), which provides, among other things, that the loan will be due in one year, with us having the option to extend the loan by one additional year. The loan will bear interest at the rate of 12% per annum and will be payable in one balloon payment of principal and interest on the maturity date. If we elect to extend the loan for one year, we must pay all accrued interest for that first year, and thereafter, the loan will bear interest at a rate that is mutually agreeable to us and Capco, which rate will not exceed 18% per annum, and will be payable in one balloon payment of principal and interest on the extended maturity date. As part of the transaction, Gregory McCabe, our Chairman and Chief Executive Officer, entered into a Stock Pledge and Security Agreement with Capco under which he pledged 250,000 of his shares of common stock of the Company to secure our obligations under the Capco Note. Further, Mr. McCabe entered into a Subordination Agreement (the “Subordination Agreement”) with Capco and us under which Mr. McCabe agreed to subordinate all of the Company’s indebtedness and obligations owed to Mr. McCabe to the Capco Note, under the terms and conditions of the Subordination Agreement.

Also on February 29, 2024, we entered into a Consulting Agreement with an individual, under which the Consultant has agreed to provide analysis and advisory services to us for consideration of $10,000 per month and the issuance to him of 500,000 shares of common stock, under the terms and conditions of the Consulting Agreement.

In March 2024, we entered into and closed a Contribution Agreement with Wildcat Partners SPV, LLC, a Delaware limited liability company (“Wildcat”), under which Wildcat transferred to us 100% of the issued and outstanding membership interests in each of (a) Wildcat Cowboy, LLC, a Texas limited liability company (“Cowboy”), (b) Wildcat Packer, LLC, a Texas limited liability company (“Packer”), (c) Wildcat Panther, LLC, a Texas limited liability company (“Panther”) and (d) Wildcat Valentine, LLC, a Texas limited liability company (“Valentine”). As consideration, we issued 2,500,000 shares of our common stock, under the terms and conditions of the Contribution Agreement.

The accounting treatment of the stock issuance reported in our original filing of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, for the Wildcat acquisition, was based on an independent valuation of our common stock, which valuation was used in recording the subsequent sale of a portion of the assets acquired that initially resulted in a gain on sale of those assets of $618,502. After subsequently reconsidering the valuation method alternatives for the basis of the stock issued, the cash received from the subsequent sales was used to substitute for the independent valuation in recording of the sale of the assets. A restatement of the transaction will be recorded in the Company’s 10K for the year ended December 31, 2024 (not yet filed at the date of this report) having the effect of reducing the gain on sale to $-0-.

On April 2, 2024, we entered into a Consulting Agreement with an individual, under which the Consultant has agreed to provide analysis and advisory services to us for consideration of 100,000 shares of common stock.

With respect to Targgart v. Next Bridge Hydrocarbons Inc., on August 12, 2024 the case was transferred to the Northern District of Texas. On September 9, 2024, plaintiffs filed an amended complaint that added a Section 12(a)(2) claim against the Company. Defendants moved to dismiss the complaint, and on July 3, 2025, the Court granted that motion. Targgart has filed a notice of appeal.

On October 8, 2024, the Company received notice from University Lands that they would not be allowing the extension of the Orogrande DDU agreement at its scheduled renewal date of December 31, 2024.

Item 9.	Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, and summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this annual report on Form 10-K was made under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. For the restated years 2023 and 2022 disclosures included in this filing, acknowledgement was given to the impact of the restatement matters, in turn, resulted in the need to restate 2023 and 2022. The extensive amount of additional work and time required resulted in non-timely filing. Reference Explanatory Note and disclosures in Note 2 to the financial statements. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (a) were not effective to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is timely recorded, processed, summarized and reported and (b) include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures are being made only in accordance with authorizations of management and our directors; and (iii) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, using the framework specified in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that our internal control over financial reporting was not effective as of December 31, 2023. The ineffectiveness of the Company’s internal control over financial reporting was due to two material weaknesses in its internal control over financial reporting identified by management: (i) an insufficient degree of segregation of duties among the small number of accounting and financial reporting personnel, and (ii) a lack of a formalized and complete set of policy and procedure documentation evidencing its system of internal controls over financial reporting. These factors led to certain adjustments which have been reflected in our audited financial statements. Certain of these weaknesses may not be uncommon in a company of the company’s size due to personnel and financial limitations.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there is only the reasonable assurance that our controls will succeed in achieving their goals under all potential future conditions.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2023 that materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 9B.	Other Information

None.

PART III

Item 14.	Principal Accountant Fees and Services - Restated

The fees billed to us for the years ended December 31, 2023 and 2022 by our independent registered public accounting firm, M&K CPAS, PLLC, are set forth below:

	Year Ended December 31(5)
	2023	2022
Audit Fees(1)	$70,250	$89,300
Audit Related Fees(2)
Tax Fees(3)	-	-
All Other Fees(4)	24,500	-

Total Fees	$94,750	$89,300

(1)	Audit fees represents the aggregate fees billed to us by M&K CPAS, PLLC, of Woodlands, Texas for professional services rendered for the audit of our financial statements for the year ended December 31, 2022 and 2023, as restated.

(2)	Audit-related fees represent fees billed for services rendered with respect to the fiscal years for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, as restated, and are not reported under “Audit Fees”.

(3)	Tax fees consist of fees billed for professional services relating to tax compliance, tax planning and tax advice.

(4)	All other 2023 fees consist of fees billed for consents and a comfort letter related to our registration statement on Form S-1 filed with the SEC on August 28, 2024.

(5)	The information presented in this table excludes the audit fees and audit-related fees billed for services rendered by our previous accounting firm prior to the restatement of financial statements for the years ended December 31, 2022 and 2023, which are presented below:

	Year Ended December 31
	2023	2022
Audit Fees(a)	$82,500	$165,000
Audit Related Fees(b)	247,500	-
Tax Fees(c)	-	-
All Other Fees(d)	165,000	-

Total Fees	$495,000	$165,000

(a)	Audit fees represent the aggregate fees billed to us by BF Borgers, CPA for professional services rendered for the audit of our financial statements for the year ended December 31, 2022 and 2023, prior to the restatement.

(b)	Audit-related fees represent fees billed for services rendered during the fiscal years for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, prior to the restatement, and are not reported under “Audit Fees”.

(c)	Tax fees consist of fees billed for professional services relating to tax compliance, tax planning and tax advice.

(d)	All other 2023 fees consist of fees billed for auditor consents delivered with respect to registration statements on Form S-1 (File Nos., 333-269366, 333-266143, and 333-273442) filed with the SEC.

Pre-Approval of Audit and Non-Audit Services

The Audit Committee’s policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit related services, tax services and other services. Pre-approval is detailed as to the particular service or category of service and is subject to a specific engagement authorization. The Audit Committee requires the independent registered public accounting firm and management to report on the actual fees charged for each category of service at Audit Committee meetings throughout the year.

During the year, circumstances may arise when it becomes necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, the Audit Committee requires specific pre-approval authority from the chairman of the Audit Committee, who must report on such approvals at the next scheduled Audit Committee meeting. All 2023 audit and non-audit services provided by the independent registered public accounting firm were pre-approved by the Audit Committee.

PART IV

Item 15.	Exhibits and Financial Statement Schedules

(1)	Financial Statements—See the Index to Consolidated Financial Statements, together with the report thereon of M&K CPAS PLLC dated [●], 2025 under Part II, Item 8 “Consolidated Financial Statements and Supplementary Data”.

(2)	All financial statement schedules are omitted because they are not applicable, or are immaterial or the required information is presented in the consolidated financial statements or the related notes.

(3)	Exhibits. The following exhibits to this Form 10-K/A are intended to supplement the exhibits listed and/or filed with the 2023 Original Filing.

Exhibit Number	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm M&K CPAS, PLLC*

31.1	Chief Executive Officer certification under Section 302 of the Sarbanes-Oxley Act of 2002.*

31.2	Chief Financial Officer certification under Section 302 of the Sarbanes-Oxley Act of 2002.*

32.1	Chief Executive Officer certification under Section 906 of the Sarbanes-Oxley Act of 2002.*

32.2	Chief Financial Officer certification under Section 906 of the Sarbanes-Oxley Act of 2002.*

*	To be filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NEXT BRIDGE HYDROCARBONS, INC.

Date: [●], 2025	By:
Gregory McCabe
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

Chairman and Chief
Gregory McCabe	Executive Officer	[●], 2025

Roger Wurtele	Chief Financial Officer	[●], 2025

Robert L. Cook	Director	[●], 2025

Edward Pocock III	Director	[●], 2025

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-275992 on Form S-8 of our report dated July 17, 2024 relating to the financial statements of Next Bridge Hydrocarbons, Inc. in this Annual Report on Form 10-K for the year ended December 31, 2023.

The Woodlands, Texas

[●], 2025

Exhibit 31.1

Section 302 Certification

I, Gregory McCabe, certify that:

1.	I have reviewed this Amendment No. 1 on Form 10-K/A for the fiscal year ended December 31, 2023 of Next Bridge Hydrocarbons, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

	a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

	c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

	a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

	b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: [●], 2025

Chief Executive Officer

Exhibit 31.2

Section 302 Certification

I, Roger Wurtele, certify that:

1.	I have reviewed this Amendment No. 1 on Form 10-K/A for the fiscal year ended December 31, 2023 of Next Bridge Hydrocarbons, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

	a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

	c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

	a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

	b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: [●], 2025

Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Amendment No. 1 on Form 10-K/A of Next Bridge Hydrocarbons, Inc. (the “Company”) for the fiscal year ended December 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Gregory McCabe, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Gregory McCabe
Chief Executive Officer

[●], 2025

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Amendment No. 1 on Form 10-K/A of Next Bridge Hydrocarbons, Inc. (the “Company”) for the fiscal year ended December 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Roger Wurtele, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Roger Wurtele
Chief Financial Officer

[●], 2025

Exhibit B

Draft 2024 Explanation of Corrections

The accounting treatment of the stock issuance reported in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, with respect to the Wildcat acquisition, was based on an independent valuation of the shares of our common stock, which valuation was used in recording the subsequent sale of a portion of the assets acquired that resulted in a gain on sale of those assets of $618,502. After reconsidering the valuation method alternatives for the basis of the shares of common stock issued in the Wildcat acquisition, we subsequently determined to use the cash value received from the subsequent sales as the valuation method in recording the sale of the assets, having the effect of reducing the gain on sale to $-0-.

In addition, adjustments have been made to account for the impact on the first, second, and third quarters of 2024 of restatements of the years 2022 and 2023 which are detailed in the Draft Form 10-K-A included below in this Response.

The following schedules summarize the line by line impacts on the interim first, second, and third quarters of 2024.

NEXT BRIDGE HYDROCARBONS INC.
QUARTERLY SUMMARY OF RESTATEMENTS
YEAR ENDED DECEMBER 31, 2024

					Three Months				Three Months
	Originally	Currently	Originally	Currently	Ended June 30, 2024		Originally	Currently	Ended September 30, 2024
	Reported	Restated	Reported	Restated	Originally	Currently	Reported	Restated	Originally	Currently
	March 31, 2024	March 31, 2024	June 30, 2024	June 30, 2024	Reported	Restated	September 30, 2024	September 30, 2024	Reported	Restated
BALANCE SHEETS
Oil and natural gas properties	$205,413	$54,766,237	$217,791	$55,523,400			$325,710	$56,511,682
Total Assets	$3,092,940	$57,653,764	$1,947,299	$57,252,908			$1,202,182	$57,388,154
Additional paid-in capital	$72,496,356	$107,676,525	$72,526,846	$107,707,015			$72,539,346	$107,719,515
Accumulated deficit	$(120,096,191)	$(100,715,536)	$(121,041,141)	$(100,915,701)			$(122,366,763)	$(101,360,960)
Total stockholders' equity	$(47,574,652)	$6,986,172	$(48,489,102)	$6,816,507			$(49,802,224)	$6,383,748
Total Liabilities and Stockholders' Equity	$3,092,940	$57,653,764	$1,947,299	$57,252,908			$1,202,182	$57,388,154

STATEMENTS of OPERATIONS
Impairment expense	$713,173	$0	$1,457,961	$0	$744,788	$0	$2,338,323	$0	$880,362	$0
Total operating expenses	$1,508,881	$795,708	$2,762,027	$1,304,066	$1,253,146	$508,358	$4,153,203	$1,814,880	$1,391,176	$510,814
Gain on sale of properties	$618,501	$0	$618,504	$0	$3	$0	$618,504	$0	$0	$0
Net loss	$876,813	$782,141	$1,821,763	$982,306	$944,950	$200,165	$3,147,385	$1,427,566	$1,325,621	$445,259

STATEMENTS of CASH FLOWS
Net loss	$876,813	$782,141	$1,821,763	$982,306			$3,147,385	$1,427,566

NEXT BRIDGE HYDROCARBONS INC.
CONSOLIDATED BALANCE SHEETS
Unaudited
As of March 31, 2024

	As Originally		As
	Filed	Restatement	Restated
ASSETS
Current assets:
Cash	$2,174,661	$0	$2,174,661
Accounts receivable	$243,113	$0	$243,113
Production receivable	$1,382	$0	$1,382
Prepayments - development costs	$228,367	$0	$228,367
Prepaid expenses	$134,825	$0	$134,825
Total current assets	$2,782,348	$0	$2,782,348

Oil and natural gas properties, net of impairment	$205,413	$54,560,824	$54,766,237

Other assets	$105,179	$0	$105,179

TOTAL ASSETS	$3,092,940	$54,560,824	$57,653,764

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,341,084	$0	$1,341,084
Note payable - related party	$42,499,082	$0	$42,499,082
Note payable	$2,000,000	$0	$2,000,000
Accrued interest payable - related party	$4,552,205	$0	$4,552,205
Accrued interest payable	$20,667	$0	$20,667
Total current liabilities	$50,413,038	$0	$50,413,038

Asset retirement obligations	$254,554	$0	$254,554

Total liabilities	$50,667,592	$0	$50,667,592

Commitments and contingencies

Stockholders’ deficit:
Preferred stock, par value $0.0001, 50,000,000 shares authorized; -0- issued and outstanding March 31, 2024 and December 31, 2023	$0	$0	$0
Common stock, par value $0.0001; 500,000,000 shares authorized; 251,830,516 issued and outstanding at March 31, 2024	$25,183	$0	$25,183
	.
Additional paid-in capital	$72,496,356	$35,180,169	$107,676,525
Accumulated deficit	$(120,096,191)	$19,380,655	$(100,715,536)
Total stockholders’ deficit	$(47,574,652)	$54,560,824	$6,986,172

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$3,092,940	$0	$57,653,764

NEXT BRIDGE HYDROCARBONS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited
For the
Three Months Ended March 31, 2024

	As Originally		As
	Filed		Restated
	July 31, 2024	Adjustments	March 31, 2024
Oil and natural gas sales	$3,567	$0	$3,567

Operating expenses:
Lease operating expenses	$36,811	$0	$36,811
Production taxes	$257	$0	$257
General and administrative	$758,640	$9	$758,640
Impairment loss	$713,173	$(713,173)	$0
Total operating expenses	$1,508,881	$(713,164)	$795,708

Other income (expense)
Gain on sale of properties	$618,501	$(618,501)	$0
Administration income	$10,000	$0	$10,000
Total other income	$628,501	$(618,501)	$10,000

Loss before income taxes	$(876,813)	$94,663	$(782,141)

Provision for income taxes	$0	$0	$0

Net loss	$(876,813)	$94,663	$(782,141)

Loss per common share:
Basic and Diluted	($0.00)		($0.00)
Weighted average number of common shares outstanding:
Basic and Diluted	249,055,791		249,055,791

NEXT BRIDGE HYDROCARBONS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited
For the
Three Months Ended March 31, 2024

	As Originally		As
	Filed	Restatement	Restated
Cash Flows Used in Operating Activities
Net loss	$(876,813)	$94,672	$(782,141)
Adjustments to reconcile net loss to net cash from operations:
Gain on sale of property interests	$(618,501)	$618,501	$0
Accretion expense	$5,903	$0	$5,903
Expense related to stock based compensation	$90,000	$0	$90,000
Impairment loss	$713,173	$(713,173)	$0
Change in:
Accounts receivable	$(35,613)	$0	$(35,613)
Prepayments - development costs	$(97,027)	$0	$(97,027)
Prepaid expenses	$(58,084)	$0	$(58,084)
Accounts payable and accrued expenses	$(2,436,608)	$0	$(2,436,608)
Net cash used in operating activities	$(3,313,570)	$0	$(3,313,570)

Cash Flows From in Investing Activities
Investment in oil and natural gas properties	$(10,477)	$0	$(10,477)
Proceeds from sale of assets	$0	$1,141,142	$1,141,142
Net cash from investing activities	$(10,477)	$1,141,142	$1,130,665

Cash Flows From Financing Activities
Proceeds from notes payable, related party	$1,000,000	$0	$1,000,000
Proceeds from sale of assets	$1,141,142	$(1,141,142)	$0
Proceeds form promissory note	$2,000,000	$0	$2,000,000
Prepayments, working interest owners	$(311,281)	$0	$(311,281)
Net cash from financing activities	$3,829,861	$(1,141,142)	$2,688,719

Net increase in cash	$505,814	$0	$505,814

Cash - beginning of period	$1,668,847	$0	$1,668,847

Cash - end of period	$2,174,661	$0	$2,174,661

Supplemental disclosure of cash flow information:
Cash paid for interest	$0	$0	$0
Cash paid for income tax	$0	$0	$0

Supplemental disclosure of non-cash investing and financing activities:
Common stock issued in property acquisition	$450,000	$793,565	$1,243,565
Capitalized Interest	$702,697	$0	$702,697
Addition to note payable to reimburse lease payments	$278,054	$0	$278,054

NEXT BRIDGE HYDROCARBONS INC.
CONSOLIDATED BALANCE SHEETS
Unaudited
As of June 30, 2024

	As Originally		As
	Filed	Restatement	Restated

ASSETS
Current assets:
Cash	$147,054	$0	$147,054
Accounts receivable	$178,513	$0	$178,513
Prepayments - development costs	$325,744	$0	$325,744
Prepaid expenses	$119,982	$0	$119,982
Total current assets	$771,293	$0	$771,293

Oil and natural gas properties, net of impairment	$325,710	$56,185,972	$56,511,682

Other assets	$105,179		$105,179

TOTAL ASSETS	$1,947,299	$55,305,609	$57,252,908

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$298,377	$0	$298,377
Accounts payable - related party	$97,027	$0	$97,027
Note payable - related party	$42,499,082	$0	$42,499,082
Note payable	$2,000,000	$0	$2,000,000
Accrued interest payable - related party	$5,228,244	$0	$5,228,244
Accrued interest payable	$80,502	$0	$80,502
Total current liabilities	$50,203,232	$0	$50,203,232

Asset retirement obligations	$233,169	$0	$233,169

Total liabilities	$50,436,401	$0	$50,436,401

Commitments and contingencies

Stockholders’ deficit:
Preferred stock, par value $0.0001, 50,000,000 shares authorized; -0- issued and outstanding June 30, 2024 and December 31, 2023	$0	$0	$0
Common stock, par value $0.0001; 500,000,000 shares authorized; 251,930,516 issued and outstanding at June 30, 2024	$25,193	$0	$25,193

Additional paid-in capital	$72,526,846	$35,180,169	$107,707,015
Accumulated deficit	$(121,041,141)	$20,125,440	$(100,915,701)
Total stockholders’ deficit	$(48,489,102)	$55,305,609	$6,816,507

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$1,947,299	$55,305,609	$57,252,908

NEXT BRIDGE HYDROCARBONS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited
For the
Six and Three Months Ended June 30, 2024

	Six Months Ended June 30, 2024			Three Months Ended June 30, 2024
	As Originally		As	As Originally		As
	Filed	Restatement	Restated	Filed	Restatement	Restated
Oil and natural gas sales	$5,206	$0	$5,206	$1,639	$0	$1,639

Operating expenses:
Lease operating expenses	$112,172	$0	$112,172	$75,361	$0	$75,361
Production taxes	$375	$0	$375	$118	$0	$118
General and administrative	$1,191,519	$0	$1,191,519	$432,879	$0	$432,879
Impairment loss	$1,457,961	$(1,457,961)	$0	$744,788	$(744,788)	$0
Total operating expenses	$2,762,027	$(1,457,961)	$1,304,066	$1,253,146	$(744,788)	$508,358

Other income (expense)
Gain on sale of properties	$618,504	$(618,504)	$0	$0	$0	$0
Proceeds from legal settlement	$306,554	$0	$306,554	$306,554	$0	$306,554
Administration income	$10,000	$0	$10,000	$0	$0	$0
Total other income	$935,058	$(618,504)	$316,554	$306,554	$0	$306,554

Loss before income taxes	$(1,821,763)	$(839,457)	$(982,306)	$(944,953)	$744,788	$(200,165)

Provision for income taxes	$0	$0	$0	$0	$0	$0

Net loss	$(1,821,763)	$(839,457)	$(982,306)	$(944,953)	$744,788	$(200,165)

Loss per common share:
Basic and Diluted	$0		$0	(0.00)		(0.00)

Weighted average number of common shares outstanding:
Basic and Diluted	250,505,791		250,505,791	251,928,318		251,928,318

NEXT BRIDGE HYDROCARBONS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited
For the
Six Months Ended June 30, 2024

	As Originally		As
	Filed	Restatement	Restated
Cash Flows Used in Operating Activities
Net loss	$(1,821,763)	$839,457	$(982,306)
Adjustments to reconcile net loss to net cash from operations:
Gain on sale of property interests	$(618,504)	$618,504	$0
Accretion expense	$11,188	$0	$11,188
Expense related to stock based compensation	$108,000	$0	$108,000
Imputed interest on note payable	$12,500	$0	$12,500
Impairment loss	$1,457,961	$(1,457,961)	$0
Change in:
Accounts receivable	$32,203	$0	$32,203
Prepayments - development costs	$(81,279)	$0	$(81,279)
Prepaid expenses	$(24,665)	$0	$(24,665)
ARO applied to plug and abandon expense	$(26,670)	$0	$(26,670)
Accounts payable and accrued expenses	$(3,382,288)	$0	$(3,382,288)
Net cash used in operating activities	$(4,333,317)	$0	$(4,333,317)

Cash Flows from Investing Activities
Investment in oil and natural gas properties	$(31,769)	$0	$(31,769)
Proceeds from sale of assets	0	$1,141,142	$1,141,142
Net cash used in investing activities	$(31,769)	$1,141,142	$1,109,373

Cash Flows From Financing Activities
Proceeds from notes payable, related party	$1,000,000	$0	$1,000,000
Proceeds form promissory note	$2,000,000	$0	$2,000,000
Proceeds from sale of assets	$1,141,142	$(1,141,142)	$0
Prepayments, working interest owners	$(311,281)	$0	$(311,281)
Net cash from financing activities	$3,829,861	$(1,141,142)	$2,688,719

Net increase(decrease) in cash	$(535,225)	$0	$(535,225)

Cash - beginning of period	$1,668,847		$1,668,847

Cash - end of period	$1,133,622	$0	$1,133,622

Supplemental disclosure of cash flow information:
Cash paid for interest	$0	$0	$0
Cash paid for income tax	$0	$0	$0

Supplemental disclosure of non-cash investing and financing activities:
Addition to note payable to reimburse lease payments	$278,054	$0	$278,054
Common stock issued in property acquisition	$450,000	$793,565	$1,243,565
Capitalized Interest	$1,438,571	$0	$1,438,571

NEXT BRIDGE HYDROCARBONS INC.
CONSOLIDATED BALANCE SHEETS
Unaudited
As of September 30, 2024

	As Originally		As
	Filed	Restatement	Restated
ASSETS
Current assets:
Cash	$147,054	$0	$147,054
Accounts receivable	$178,513	$0	$178,513
Prepayments - development costs	$325,744	$0	$325,744
Prepaid expenses	$119,982	$0	$119,982
Total current assets	$771,293	$0	$771,293

Oil and natural gas properties, net of impairment	$325,710	$56,185,972	$56,511,682

Other assets	$105,179		$105,179

TOTAL ASSETS	$1,202,182	$56,185,972	$57,388,154

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$115,379	$0	$115,379
Accounts payable - related party	$97,027	$0	$97,027
Note payable - related party	$42,500,832	$0	$42,500,832
Note payable	$2,000,000	$0	$2,000,000
Accrued interest payable - related party	$5,228,244	$0	$5,228,244
Accrued interest payable	$824,470	$0	$824,470
Total current liabilities	$50,765,952	$0	$50,765,952

Asset retirement obligations	$238,454	$0	$238,454

Total liabilities	$51,004,406	$0	$51,004,406

Commitments and contingencies

Stockholders’ equity (deficit):
Preferred stock, par value $0.0001, 50,000,000 shares authorized; -0- issued and outstanding September 30, 2024 and December 31, 2023	$0	$0	$0
Common stock, par value $0.0001; 500,000,000 shares authorized; 251,930,516 issued and outstanding at September 30, 2024	$25,193	$0	$25,193

Additional paid-in capital	$72,539,346	$35,180,169	$107,719,515
Accumulated deficit	$(122,366,763)	$21,005,803	$(101,360,960)
Total stockholders’ equity (deficit)	$(49,802,224)	$56,185,972	$6,383,748

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$1,202,182	$0	$57,388,154

NEXT BRIDGE HYDROCARBONS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited
For the
Nine and Three Months Ended September 30, 2024

	Nine Months Ended September 30, 2024			Three Months Ended September 30, 2024
	As Originally		As	As Originally		As
	Filed	Restatement	Restated	Filed	Restatement	Restated
Oil and natural gas sales	$7,261	$0	$7,261	$2,055	$0	$2,055

Operating expenses:
Lease operating expenses	$143,982	$0	$143,982	$31,810	$0	$31,810
Production taxes	$523	$0	$523	$148	$0	$148
General and administrative	$1,670,375	$0	$1,670,375	$478,856	$0	$478,856
Impairment loss	$2,338,323	$(2,338,323)	$0	$880,362	$(880,362)	$0
Total operating expenses	$4,153,203	$(2,338,323)	$1,814,880	$1,391,176	$(880,362)	$510,814

Other income (expense)
Gain on sale of properties	$618,504	$(618,504)	$0	$0	$0	$0
Proceeds from legal settlement	$370,053	$0	$370,053	$63,500	$0	$63,500
Administration income	$10,000	$0	$10,000	$0	$0	$0
Total other income	$998,557	$(618,504)	$380,053	$63,500	$0	$63,500

Loss before income taxes	$(3,147,385)	$1,719,819	$(1,427,566)	$(1,325,621)	$880,362	$(445,259)

Provision for income taxes	$0	$0	$0	$0	$0	$0

Net loss	$(3,147,385)	$1,719,819	$(1,427,566)	$(1,325,621)	$880,362	$(445,259)

Loss per common share:
Basic and Diluted	$0		$0	$(0.01)		(0)
Weighted average number of common shares outstanding:
Basic and Diluted	250,984,166		250,984,166	251,930,516		251,930,516

NEXT BRIDGE HYDROCARBONS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited
For the
Nine Months Ended September 30, 2024

	As Originally		As
	Filed	Restatement	Restated
Cash Flows Used in Operating Activities
Net loss	$(3,147,385)	$1,719,819	$(1,427,566)
Adjustments to reconcile net loss to net cash from operations:
Gain on sale of property interests	$(618,504)	$618,504	$0
Accretion expense	$16,473	$0	$16,473
Expense related to stock based compensation	$108,000	$0	$108,000
Imputed interest on note payable	$25,000	$0	$25,000
Impairment loss	$2,338,323	$(2,338,323)	$0
Change in:	$0
Accounts receivable	$30,369	$0	$30,369
Prepayments - development costs	$(194,404)	$0	$(194,404)
Prepaid expenses	$(43,241)	$0	$(43,241)
ARO applied to plug and abandon	$(26,670)	$0	$(26,670)
Accounts payable and accrued expenses	$(3,565,287)	$0	$(3,565,287)
Net cash used in operating activities	$(5,077,326)	$0	$(5,077,326)

Cash Flows provided by (used in) investing activities
Proceeds from sale of assets	$1,141,142	$0	$1,141,142
Investment in oil and natural gas properties	$(276,078)	$0	$(276,078)
Net cash provided by (used in) investing activities	$865,064	$0	$865,064

Cash Flows From Financing Activities
Proceeds from notes payable, related party	$1,001,750	$0	$1,001,750
Proceeds form promissory note	$2,000,000	$0	$2,000,000
Prepayments, working interest owners	$(311,281)	$0	$(311,281)
Net cash from financing activities	$2,690,469	$0	$2,690,469

Net increase(decrease) in cash	$(1,521,793)	$0	$(1,521,793)

Cash - beginning of period	$1,668,847	$0	$1,668,847

Cash - end of period	$147,054	$0	$147,054

Supplemental disclosure of cash flow information:
Cash paid for interest	$0	$0	$0
Cash paid for income tax	$0	$0	$0

Supplemental disclosure of non-cash investing and financing activities:
Common stock issued in property acquisitions	$450,000	$793,565	$1,243,565
Addition to note payable for lease payments	$278,054	$0	$278,054
Capitalized Interest	$2,182,539	$0	$2,182,539